
05013313

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME América Tekcom SA de CV

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500
Colonia Pena Pobre
CP 14060
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34636 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 12/16/05

82-34636

AR/S
12-31-04



AMÉRICA TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2004

Ticker Symbol: "AMTEL"

Series-A1 Shares, without par value corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding as of December 31, 2004:

3,500,645,759 series-A-1 shares


AMTEL

The securities of América Telecom Telecom, S.A. de C.V. are registered in the Securities Section of the National Registry and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Inscription in the National Share Registry does not certify the creditworthiness of the security and solvency of the issuer.

SECTION 1: INFORMATION ABOUT AMÉRICA TELECOM, S.A. DE C.V.

I) GENERAL INFORMATION

a) Glossary of Terms and Definitions.

ADS	American Depositary Shares
"América Telecom", "AMTEL" or the "Company"	América Telecom, S.A. de C.V.
AMX or América Móvil	América Móvil, S.A. de C.V. and subsidiaries
Banco Inbursa	Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
BMV	Mexican Stock Exchnage
"CGT" or "Telecom"	Carso Global Telecom, S.A. de C.V.
CNBV	National Banking and Securities Commission.
COFETEL	Federal Telecommunications Commission
Provisions	General Provision applicable to securities issuers and other participants in the stock market, published in the Federal Official Gazette on March 19, 2003.
Dollars	Legal tender of the U.S.
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
GCarso	Grupo Carso S.A. de C.V.
GFInbursa	Grupo Financiero Inbursa, S.A. de C.V.
GT2000	GT2000, S.A. de C.V.
IMCP	Mexican Institute of Public Accountants
IMPAC	Asset Tax
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (Securities Deposit)
INPC	National Consumer Price Index
Inversora Bursátil	Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa. (Full-Service Bank).
ISR	Income Tax
LGSM	General Corporation and Partnership Law

LIBOR	*London Interbank Offer Rate.*
LMV	Securities Exchange Law.
Mancera	Mancera, S.C., Integrante de Ernst & Young Global
México	United Mexican States
PCGA	Generally Accepted Accounting Principles in Mexico
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product.
RNV	National Share Registry.
Telecom LLC	Global Telecom LLC.
Telcel	Radiomóvil Dipsa, S.A. de C.V.
"Telmex" or "TMX"	Teléfonos de México, S.A. de C.V.

[Space left blank intentionally]

b) Executive Summary

The Company was incorporated on December 5, 2001 as the result of the spin-off from Telecom as agreed at said corporation's general extraordinary shareholders' meeting on November 30, 2001. The objective of said spin-off was to separate, within the Company, ownership of shares of América Móvil, whose main activity concerns the wireless-telephone industry and various international investments.

As a result of said spin-off, the Company acquired all the shares representing the capital stock of América Móvil that had been owned by Telecom. Also as a result of the spin-off, AMTEL was given various assets, which include: (i) the rights and obligations derived from the Service Rendering Agreement celebrated between América Móvil and Telecom; (ii) the entirety of the shares owned by Telecom, representative of the capital stock of Corporativo Empresarial de Commnicaciones, S.A. de C.V.; and (iii) the debt certificates ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., a property of Telecom with a par value of approximately U.S. $92.7 million dollars. The unpaid balance of the aforementioned financial certificates was paid in full in March 2004, and the interests acknowledged were eliminated under the consolidation.

Once the spin-off from Telecom, as the corporation spun off from, was authorized, AMTEL's main investment was concentrated primarily in América Móvil, representing approximately 99% of its assets.

In May 2002, pursuant to the provisions set forth by the shareholders' meeting whereat the spin-off was agreed, the instruments that had been issued by the Company were delivered. In said process, Telecom shareholders received one share of AMTEL's paid-in capital stock for each share representative of Telecom's capital stock upon presentation and submission, in exchange, of the outstanding titles to which they were shareholders. As said shares were deposited with the Indeval, this right was exercised pursuant to applicable legal and administrative provisions.

The foregoing concluded the spin-off process consisting of the total separation of the shares issued by América Móvil, of which Telecom was the holding company. The Company's shares have been listed independently on the BMV since May 2, 2002.

As of December 31, 2004, there were 3,500,645,759 entirely subscribed and paid-in outstanding shares representing the Company's capital stock. The share price at the close of 2004 in the securities market was $31.92 Mexican pesos per, reporting a maximum price in December of $31.921 per share and minimum price in January of $14.51 per share.

The Company is a pure shareholder, therefore, the Company has no employees, and administrative services are provided by an affiliate company. As of December 31, 2004, 65.88% of América Móvil shares with the right to vote were directly or indirectly owned by the Company. Practically all of the Company's operations are carried out by its subsidiary, América Móvil. América Móvil was incorporated in September, 2000 as part of the spin-off from Telmex, the largest local and long-distance telephone concession holder in Mexico. América Móvil was established as a company independent from Telmex.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2003, equivalent to 100.


Performance of Shares
of Stock
230
210
190
170
150
130
110
90
70
Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08
IPyC
Amtel A1

[Space left blank intentionally]

The selected consolidated financial information shown below is partially based upon the Company's audited financial statements that were prepared by the Company and audited by Mancera. The selected financial information should be read together with the audited financial statements through Decemeber 31, 2004.

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 2004
(Except for the share average)

Description	2004	2003
Operating Earnings	134,746,797	90,401,307
Operational Profit	22,711,139	18,779,846
Majority Net Profit	5,481,414	5,139,018
Majority Net Profit per Share	1.538	1.393
Investments in Fixed Assets	21,228,862	23,520,032
Depreciation and Amortization of the Fiscal Year	19.596,906	15,094,732
Total Assets	200,339,615	160,293,236
Long-Term Debt	68,796,627	58,796,143
Consolidated Net Worth	64,422,355	64,779,901
Data		
Majority Net Profit	5,481,414	5,139,018
Share Average (millions of shares)	3,564	3,690
Majority Net Profit per Share	1.538	1.393
Investments in Fixed Assets	21,228,862	23,520,032

c) Risk Factors

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

The risks set forth below shall be considered together with América Móvil's risk factors, which are described later herein.

Risks Inherent to the Company

Risks Related to the Company's Strategy

In line with América Telecom's business strategy, its main assets are shares of América Móvil. The value of the shares of América Telecom is correlated to the price of América Móvil's shares. América Móvil is exposed to various risk factors that are included in Section 2 of this report, which corresponds to the specific information concerning said company.

Volatility in Share Price

The Company's shares are subject to volatility. Volatility of the price of shares of AMTEL, as the holding company, is related to the volatility of América Móvil's shares.

Risks Related to the Company's Debt

América Telecom implements financing operations whereby it uses América Móvil shares as a guaranty. If the price of América Móvil's shares in the securities markets decreases below the pre-established parameters set forth in the conditions to said financing schedules, the Company is obligated to contribute more cash resources as a supplemental guaranty.

The financial cost of América Telecom's non-consolidated debt is served with flows from the dividends decreed by América Móvil, its principal subsidiary, and by the revenue it receives from such for technical and financial support. If América Móvil's financial situation deteriorates to the extent that it is no longer able to pay dividends, the Company could face liquidity problems and put compliance with its financial obligations at risk.

Approximately 77.48% of América Telecom's non-consolidated debt as of the close of 2004 was in foreign currency, of which 67.58% is long-term. The Company's non-consolidated flows are in pesos; therefore, a significant variation in the exchange rate could affect the Company's capacity to pay.

Risks Related to Majority Shareholders and the Capital Structure.

As of December 31, 2004, approximately 81% of América Telecom's shares with the right to vote were directly or indirectly owned by the Company, whose principal shareholders are Carlos Slim Helú and members of his immediate family, and who may designate the majority of the members of the board of directors and affect the result of the other actions that require shareholders' votes.

Risk from Being a Shareholder.

The Company's shares are represented substantially by its subsidiaries' shares, which could be a risk factor for the Company.

Transactions with Affiliate Companies that Create Potential Conflicts of Interest

The Company carries out financial as well as business operations with some affiliates, with Telmex, GFInbursa and its subsidiaries and GCarso, as part of its ordinary course of business and in accordance with market conditions. Operations with affiliate companies could generate potential conflicts of interest. *(See: Administration – and – Operations with Related Parties and Conflicts of Interest s- in Section 2, Number 4, Item b) of these presents).*

Risks Inherent In Operations with Subsidiaries.

The Strong and Growing Competition in the Wireless Industry Could Adversely Affect América Móvil's Revenue and Profitability.

América Móvil's wireless businesses face strong competition that generally comes from at least another wireless service provider. Each day, it faces greater competition from multiple providers. In addition, the corporation faces competition from land-line service providers and each day faces greater competition from other service suppliers, such as cable, radio-localization and internet providers.

Competition in the markets in which América Móvil operates has intensified over the last few years. The corporation foresees said competition intensifying in the future as a result of new competitors entering the market, the development of new technologies, products and services, and the tendering of new radio spectrums. In addition, América Móvil foresees the tendency to consolidate that presently dominates the wireless industry to continue to the extent that the companies respond to the need to reduce costs and obtain additional radio spectrums. This tendency may result in the existence of bigger competitors with greater financial, technical, promotional and other resources that compete with the corporation's businesses. In January 2005, Telefónica Móviles completed the acquisition of the wireless companies of BellSouth in Venezuela, Colombia, Argentina, Chile, Ecuador, Panamá, Perú, Guatemala, Uruguay and Nicaragua. As a result of said acquisition, Telefónica Móviles, which has significant operations in México and Brazil and in some of the other markets in which América Móvil participates, became América Móvil's largest regional competitor.

Among other things, competitors of América Móvil could:

- grant larger subsidies for the purchase of cellular apparatuses;
- offer larger commission to distributors;
- provide air time or other services for free (such as internet access);
- expand its networks more rapidly; or
- develop and launch new wireless technology with greater speed.

América Móvil foresees that the competition will obligate it to increase its publicity expenditures and to reduce the price of its services and cellular-telephone apparatuses. In addition, in some of the markets where América Móvil operates, portability requirements have been introduced whereby users can change wireless-service providers without the need to change their telephone number; in the future, said requirements could be established in other markets. These occurrences could result in a decrease in operating margins, the existence of a greater number of choices for users, possible confusion among consumers, and greater client turnover among different competitors, which could cause América Móvil difficulty in retaining its present subscribers and attracting new clients. Costs related to attracting new subscribers also could continue to increase, which would lead to a decrease in América Móvil's profitability despite growth in the number of subscribers.

América Móvil's ability to compete successfully will depend on the quality of its services and customer support, its marketing and its ability to foresee and respond to the different competition factors that affect the telecommunications industry, including the availability of new services and technologies, changes in consumer preferences, demographic shifts, the economy and competitors' price-discount strategies. Should América Móvil not succeed in responding to the competition and countering the decrease in prices by means of capturing new users, increasing the use of its services and introducing new services, its revenue and profitability could decrease.

The strategies adopted by América Móvil to counter the aforementioned high levels of competition will be summarily important for maintaining América Móvil's and, consequently, the Company's, earning levels.

Governmental Regulation Could Adversely Affect the Company's Activities.

Given that the Company is a shareholder and all its operations are carried out by its subsidiaries, principally América Móvil, and given that América Móvil's operations are subject to considerable governmental regulation, the Company's operations could be adversely affected by legislative reforms and changes in regulatory policies. Agreements concerning the concession, construction, operation, sale, resale and interconnection of wireless-telecommunications services in Latin America and other countries are regulated to different extents by governmental authorities. Any governmental authority with jurisdiction over América Móvil's companies could adopt new provisions or modify provisions presently in effect, which could adversely affect América Móvil.

In particular, regulation of the rates that operators can charge for their services could significantly and adversely affect América Móvil as it would reduce its profit margins. In Mexico, Telcel's operations are subject to considerable governmental regulation, principally by COFETEL, the Federal Antitrust Commission and the Federal Consumer Protection Agency, and could be adversely affected by legislative reforms or measures adopted by the government.

The Department of Transportation and Communication is authorized to impose specific conditions upon the rates and other aspects on any operator that the Federal Antitrust Commission deems to exercise substantial power in the market in question. Although no resolution of the kind has been issued until now with respect to Mexico's wireless market, neither América Móvil nor the Company can guarantee that, in the future, regulatory authorities will not adopt a resolution in said sense with respect to Telcel or that it will not impose specific conditions with respect to Telcel's rates and other special conditions, such as the establishment of additional requirements concerning divulging information or service quality. Any new provision of this manner could have a significant effect on América Móvil's activities and, indirectly, on the Company.

The COFETEL is evaluating the adoption of regulatory provisions whereby "the caller pays" system would extend to all the calls made to cell phones in Mexico. Presently, "the caller pays" system is applicable to calls made within a local area. Pursuant to this initiative, all air time would be paid by the person placing the phone call, without regard for the location in which the receiver is located. There is no certainty with regard to the manner in which these provisions will affect América Móvil's earnings should they become effective. These provisions could increase use of the services and the number of subscribers to América Móvil, but could reduce revenue per call.

Many Latin American countries have already deregulated and privatized communication services, including wireless services, and many laws, regulations and instruments that govern América Móvil's operations in Argentina, Brazil, Colombia, El Salvador, Guatemala, Honduras and Nicaragua were made known or became effective recently. Therefore, there are few precedents that allow América Móvil to predict the impact of these provisions on future operations. In addition, Brazil's National Telecommunications Agency ("ANATEL") has begun to hold hearings to discuss the possible adoption of cost-based methods for establishing connection fees charged by operators pertaining to the same economic group that has substantial power in the market. It is still not clear what the bases will be to determine that an operator pertains to an economic group with substantial power in the market for the purpose of said provisions. Given the magnitude of its operations in Brazil, it is possible that it be determined that América Móvil pertains to an economic group that exercises substantial power in the market. Should these methods be adopted and should it be determined that the corporation constitutes an economic group with substantial power in the market, revenue and earnings from América

Móvil's operations and from América Móvil's companies in Brazil could be affected, consequently affecting the Company's earnings. Likewise, changes in the government could lead to the adoption of competition, privatization and tax policies vis-à-vis communication services, which could adversely affect América Móvil's operations and those of its subsidiaries in Latin America. Said restrictions, which could consist in the establishment of preferences with respect to the title to concessions and in telecommunications shares remaining in the hands of national investors and not foreign investors, or in the hands of the government and not the private sector, could result in the impossibility for América Móvil or its subsidiaries to continue developing operations. These restrictions could result in lost profit for América Móvil and the Company or in the need to invest in shares, which could significantly and adversely affect América Móvil's activities and earnings. *(See: - Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents).*

In The Future, América Móvil Will Have To Acquire Additional Capacity In The Radio Spectrum Or Build Additional Connection Facilities In Mexico So As To Expand Its Client List And Maintain Its Service Quality.

The radio spectrum granted as a concession is essential for América Móvil's growth and the quality of its services, in particular for GSM services. In order to use fewer spectrums, América Móvil could increase the density of its network by means of the construction of additional connection facilities, which could be highly costly and would be subject to local restrictions and authorizations.

In 2005, América Móvil acquired, by means of a public tender, 10 MHz of the 1900-MHz spectrum in each of the nine cellular regions into which Mexico is divided. In addition, América Móvil participated in and was awarded the tender for 10 MHz of additional capacity in three of the most important regions, but said additional capacity has still not been assigned to it since the Federal Antitrust Commission imposed restrictions with respect to the total amount of spectrum that may be awarded to tender offerors. América Móvil legally challenged this restriction. América Móvil cannot guarantee it will be able to acquire this additional spectrum. In addition, the Federal Antitrust Commission or other third parties may come to challenge the results of the corresponding tender if the courts declare said restrictions inadmissible.

Participation in auctions of radio spectrums is subject to previous authorization from the government. Any restriction of América Móvil's capacity to acquire or use radio spectrums could significantly affect its operations.

It is clear from the foregoing that América Móvil must make various capital investments that will decrease the amount of resources susceptible to payment as dividends to the shareholders. Likewise, government limitations on participants in the radio-spectrum market could affect América Móvil' capacity to develop and its earnings, which subsequently would affect the Company's earnings.

América Móvil's Concessions and Licenses Can Be Revoked

In general, the terms of América Móvil's concessions and licenses demand that the operator comply with certain set requirements with respect to the construction of networks according to a schedule and that the operator maintain certain minimum quality, service and coverage standards. Should América Móvil breach these or other requirements, it could be subject to the revocation of said concessions or licenses, to the imposition of fines or to the government's adoption of other measures. América Móvil's capacity to comply with said requirements is subject, in certain aspects, to factors beyond its control. América Móvil cannot guarantee that its international operations will comply fully with the terms of its concessions or licenses.

The Federal Telecommunications Law and the concessions granted to Telcel contain various provisions whereby said concessions can be revoked by the Department of Transportation and Communication before their respective termination dates. Among other things, the concessions can be revoked should América Móvil breach the requirements and dates programmed for construction of its networks or should it not maintain certain minimum quality, service and coverage standards, such as, for example, the case of an unjustified service interruption or should it fail to comply with requirements applicable to connections. In addition, the Federal Telecommunications Law confers certain rights upon the Mexican government, including the right to revoke concessions by means of expropriation or to assume control of Telcel's network administration, facilities and personnel in the case of imminent danger to safety, the country's internal peace or the national economy, and imminent danger of natural disasters and severe public upheaval. The loss of any concessions could significantly and adversely affect activities and earnings from América Móvil's operation and, consequently, the Company's earnings.

América Móvil Has Invested in Countries that Have Little Experience and Could Fail When Faced with New Challenges and Risks Inherent in Said Countries

América Móvil has invested in a growing number of telecommunications companies dedicated to activities other than what has historically been its principal business, which is rendering wireless-telecommunications services in Mexico. It plans to continue to invest in this type of company in the rest of Latin America. These companies are located in some countries in which América Móvil has little experience and could pose risks to which the corporation has not been previously exposed. Some companies are located in countries that could pose risks that are different from or greater than those inherent to Mexico, including competition risks. Neither América Móvil nor the Company can guarantee the success of these companies.

América Móvil is Involved in Various Important Litigations

Some of América Móvil's subsidiaries are involved in important litigations that, should they be found against América Móvil's interests, could adversely affect América Móvil's activities, operating revenue, financial situation or prospects. In Mexico, Telcel is involved in various legal proceedings for presumed monopolistic practices. América Móvil cannot predict how these proceedings will be resolved, nor the fines or restrictions that could be imposed on its operations in Mexico should said proceedings be resolved against América Móvil's interests. Said restrictions that could be imposed by means of the establishment of a special system could include substantial limitations on América Móvil's capacity to implement operations as it does at present. Telcel is also involved in litigations related to the calculation of its connection rates (*See: Risk Factors for América Móvil – and – Legal System – in Section 2 of these presents*).

Failures in América Móvil's and Its Subsidiaries' Systems Could Cause Service Delays or Interruptions, Which Could Result in a Loss of Subscribers and Revenue

América Móvil will need to be able to continue providing reliable service to its clients via its telecommunications network. Some of the risks to which América Móvil's telecommunications network and infrastructure are exposed include the following:

- physical damage to access lines;
- current interruptions or voltage variations;
- limitations to the use of radio bases;
- software defects; and
- interruptions beyond América Móvil's control.

Failures can lead to service interruptions or reduce capacity for clients, which could result in the loss of clients and the need to disburse additional expenses. Said circumstances would affect América Móvil's earnings and, as a result, those of the Company.

An Increase of the Present Deactivation Rate Could Adversely Affect América Móvil's Operations

The cost involved in the acquisition of a new client is much higher than the cost involved in maintaining an existent customer. Therefore, the deactivation of subscribers could significantly and adversely affect revenue from América Móvil's operations even when América Móvil manages to acquire one new subscriber for each subscriber lost.

Given the great majority of subscribers to América Móvil are clients with pre-paid plans, América Móvil does not have long-term agreements therewith. During the twelve-month periods ending on December 31, 2003 and 2004, América Móvil's average monthly consolidated deactivation rate was 2.4%. Should it be the case that América Móvil experience an increase in its deactivation rate, its capacity to increase its revenue could be significantly affected. In addition, the generalized deterioration of the economy could result in an increase in América Móvil's deactivation rate, in particular among residential subscribers.

Risks Related to the Wireless Industry in General

Changes in the Wireless Industry Could Affect América Móvil's Future Financial Performance.

The wireless-communications industry is experiencing important changes. These changes include, among others, legislative reforms, the dizzying pace of incorporating digital improvements to analogue wireless systems, changes in industry standards, constant improvements to the capacity and quality of digital technology, the reduction of development cycles for new products, and changes in consumers needs and preferences. Both in Mexico and in the other countries wherein América Móvil operates there are uncertainties with respect to the pace and level of growth demanded by subscribers and to the extent to which the prices for air time and rental of lines will continue to decrease.

Presently, there are three digital technologies for wireless communications, which are not compatible with each other. Formerly, Telcel's digital networks and that of some of América Móvil's foreign companies used time division multiple access technology ("TDMA") while other foreign companies of América Móvil used code division multiple access technology ("CDMA"). América Móvil is in the processes of introducing the global system for mobile communication ("GSM") in all its markets. Telcel brought GSM service to Mexico in October 2002 and already has begun offering said service in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador. Should future wireless technologies that are more widely accepted not be compatible with the technologies used by América Móvil, América Móvil will be obligated to invest in assets greater than those budgeted so as to modernize and replace its technology and infrastructure.

América Móvil Could Suffer Significant Losses as a Result of Fraud in the Use of Wireless Services and its Inability to Handle Billing Duties Efficiently

América Móvil's cellular companies suffer losses and increased expenses as a result of unauthorized use of its analogue cellar networks. Said costs include administrative and capital costs related to detecting, monitoring and reducing the amount of fraud. Fraud also affect connection costs, capacity costs, administrative costs and payment to other operators for non-billable roaming services. In the fiscal year ending on December 31, 2004, Telcel reimbursed its clients approximately 5 million pesos due to cell fraud. Despite the fact that América Móvil

attempts to combat this problem by means of implementation of anti-fraud technologies, it cannot guarantee said efforts will be fruitful or will not lead to significant increases in future costs.

Cloning, which is a form of wireless fraud, involves the use of readers and other electronic devices to illegally obtain telephone and electronic-series numbers during cellular transmissions. The combinations of stolen telephone and series numbers can be programmed into a cellar telephone and used to obtain undue access to cellular networks. Roaming frauds occur when a telephone programmed with a number stolen from an América Móvil subscriber is used to make fraudulent calls from another operator's market, generating roaming charges for América Móvil that cannot be charged to the subscriber.

Concerns with Respect to Health Risks from the Use of Cellular and Stationary Telephones Could Adversely Affect América Móvil's Activities

Some media report and other studies have related cellular-telephone and land-telephone radiofrequencies with certain health problems, including cancer, and have affirmed said emissions interfere with electronic medical devices, such as apparatuses for the hearing-impaired and pace makers. Although América Móvil is unaware of any study that unquestionably demonstrates that radiofrequency emissions constitute a health risk, concerns with respect to said emissions could discourage the use of cellular telephones, which could significantly and adversely affect revenue.

Government authorities could also increase regulation of cellular telephones and land phones as a result of said concern. In addition, in the United States, claims have been filed against some wireless service providers alleging that the use of cellular telephones is damaging to health, and América Móvil's companies could find themselves involved in similar litigations in the future. It continually carries out studies and research with respect to these concerns, and there is no guaranty that future studies or investigations will not demonstrate the existence of the relation between radiofrequency emissions and certain health problems.

Risks Related to Occurrences in Mexico and Other Countries

Economic, Political and Social Conditions in Latin America Could Adversely Affect América Móvil's Operations

América Móvil's financial performance could be affected by political, economic and general social conditions in the countries wherein it operates, especially in Mexico, Brazil and the countries of Central America. Various Latin American countries, including Mexico and Brazil, have faced important political, economic and social crises in the past, which could be repeated in the future. The region's instability has been caused by different factors, including the following:

- the important influence of governments on local economies;
- large fluctuations in economic growth;
- high inflation levels;
- changes in foreign exchanges;
- exchange controls or restrictions on transferring resources abroad;
- high local interest rates;
- price and wage controls;
- changes in governments' economic or fiscal policies;

- imposition of commercial barriers;
- unexpected regulatory changes; and
- political, social and economic instability in general.

The existence of adverse economic, political and social conditions in Latin America could inhibit the demand for wireless service and cause uncertainties in the environment in which América Móvil operates, which could have a significant and averse affect on América Móvil.

América Móvil's operations could be especially affected by situations in its two largest markets, Mexico and Brazil. Since 2001, Mexico has been experiencing a prolonged period of slow growth, primarily as a result of the economic deceleration of the United States. Pursuant to preliminary information, in 2004, the gross domestic product (GDP) in Mexico grew 4.4.% in real terms. In 2003, the GDP grew 1.3%. Mexico has also experienced high inflation rates and elevated interest rates. In 2004, the annual inflation rate, measured in terms of changes in the National Consumer Price Index published by the Banco de México, was 5.2%.

In recent years, Brazil has experienced slow economic growth although the country's GDP in 2004 grew approximately 5.2% in real terms, compared to 0.5% in 2003. In the past, Brazil has experienced extremely high annual inflation rates, reaching 2,489% in 1993 and 929% in 1994, as measured in terms of Brazil's National Consumer Price Index. In 2002, 2003 and 2004, Brazil's inflation rate was 14.7%, 9.3% and approximately 7.6%, respectively. In the past, inflation, governmental measures to combat inflation and public speculation with respect to future measures have significantly and negatively affected the Brazilian economy.

The Establishment of Additional Taxes and Rights On Services Offered by the Company and on Use of Frequencies Could Affect Operating Earnings

In the past, special taxes have been levied on certain telecommunications services, as well as taxes and rights on the use of frequencies in Mexico, including reforms to the previous legal system. The establishment of taxes and rights of this nature could adversely affect América Móvil's activities and earnings and, consequently, those of the Company.

d) Other Securities

In May 2002, América Telecom registered the shares representing its capital stock in the Securities Section of the RNV for trading on the BMV.

In addition, América Telecom has the following securities registered with the RNV:

Commercial Paper.

The Company has two lines of commercial paper, one totaling \$2.5 billion[1] pesos, which was authorized by the CNBV on April 21, 2004 and matures on April 15, 2005. This line was paid out upon maturity.

In addition, the Company has a second line of commercial paper totaling \$1.5 billion pesos, which was authorized by the CNBV on August 18, 2004 and matures on August 18, 2005. Said paper was placed with the support of Inversora Bursátil as the placement broker. Upon the close of this report, said line has disposed \$1.275 billion pesos.

The following shows the details of said lines of commercial paper:

[1] Billion: 10^9 [translator's note].

GENERAL LIST OF EFFECTIVE LINES OF COMMERCIAL PAPER					
Issuer	Program Official Communiqué	Authorized Amount	Symbol	Authorization	Maturity
AmericaTelecom, S.A. De C.V.	DGE-265-265	2,500,000,000	Amtel	21-Abr-04	April 15, '05
AmericaTelecom, S.A. De C.V.	DGE-541-186511	1,500,000,000	Amtel	18-Ago-04	August 18, '05

Subsequent Event

The Company has two lines of short-term stock-market certificates, one totaling $1.5 billion pesos, which was authorized by the CNBV on January 14, 2005 and matures on January 12, 2006. Said paper was placed with the support of Inversora Bursátil as the placement broker. Upon the close of this report, said line has disposed $1 billion pesos.

In addition, the Company has a second line of short-term stock-market certificates totaling $2.5 billion pesos, which was authorized by the CNBV on April 8, 2005 and matures on April 7, 2006. Said paper was placed with the support of Inversora Bursátil as the placement broker. Upon the close of this report, said line has not been disposed.

Short-Term Stock-Market Certificates

By means of official communiqué DGE-081-23581, dated February 10, 2005, the CNBV authorized a stock-market certificate program, for the Company, totaling $5 billion pesos, with a maturity date of four years for the program, while the instruments issued under said program mature in a term between one and 40 years. For said purposes, Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa acted as the placement broker. Upon the close of this report, said line has not been disposed.

The Company has submitted, both to the CNBV and the BMV, the corresponding quarterly and annual information pursuant to the LMV and the Provisions, including, but not limited to, the annual information related to the annual ordinary shareholders' meeting, which includes the board of directors' report to the shareholders' meeting, the statutory auditor's report as set forth in Article 166 of the LGSM, the financial statements drawn up by Mancera and other applicable information. The financial information reported quarterly is accumulated and is accompanied by the information corresponding to the same period the year prior.

Likewise, the Company has submitted, in full and on time, since the time of its incorporation to date, the reports that applicable Mexican and foreign regulations require of it with respect to significant events and periodic information.

e) Significant Changes to the Rights or Shares Inscribed in the RNV

The Company's shares were initially distributed on May 2, 2002, pursuant to the provisions of the shareholders' meeting whereat the spin-off from Telecom was resolved. On said date, Telecom's shareholders received one paid-in share of capital stock in the Company for each share comprising Telecom's capital stock to which they held title. As of said date, the Company became a new issuer on the BMV, under the ticker symbol "AMTEL Serie A1".

Since the Company's shares were handed to the shareholders, the rights beholden to shareholders of the shares inscribed in the RNV have not experienced significant changes.

f) Public Documents

The Company's annual report a to December 31, 2004 was submitted pursuant to the applicable legal of said date to the BMV and the CNBV. It is available for investors on the

BMV's webpage (www.bmv.com.mx) and also on the Company's webpage (www.amtelecom.com.mx).

Likewise, investor who so which may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com.

[Space left blank intentionally]

2) THE COMPANY

a) Issuer's Background and Development

Name

The Company is a variable capital business corporation duly incorporated under the laws of Mexico and denominated América Telecom, S.A. de C.V.

Incorporation

T he Company was incorporated as a variable capital business corporation as certified by public deed 108,937 dated Decemeber 5, 2001, granted under the hand and seal of Notary Public No. 129 in and for the Federal District, Mr. Ignacio Soto Borja y Anda. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under commercial folio 282,297 dated Decemeber 13, 2001. The duration of the company is ninety-nine years as of Decemeber 2001.

Address and Telephone Numbers

The Company's main offices are located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 5244-0802.

History and Description of Recent Events

On June 5, 2001, Telecom announced that it would begin the process to spin-off, from Telecom, a new financial group that would acquire the entirety of the shares issued by América Móvil, owned by Telecom. The foregoing was considered prudent since América Móvil's business faced regulatory and business environments that were very different those of Telmex.

By virtue of the foregoing, Telecom's general extraordinary shareholders' meeting held on November 30, 2001, approved the spin-off from said corporation, giving rise to the Company, The purpose of the spin-off was to improve the capacity of both América Telecom and Telecom in order to face the challenges and opportunities presented in their respective business sectors. Thus, as of December 2001, the Company's main investment consisted of shares representative of América Móvil's capital stock and was complemented with other minor investments, while Telecom's main investment consisted of shares representing Telmex' capital stock.

The establishment of two different public companies via the spin-off has been beneficial for both the Company and Telecom, since the administration and corporate strategies focus more specifically on the circumstances specific to each business, and each company can adopt a financial strategy than reflects its particular risks and potential yields.

Since its incorporation, América Móvil has designed, developed and executed a very ambitious business-expansion plan in Mexico and abroad, participating significantly in the wireless telephone market in various countries in Latin America.

Precedents of the Company's Subsidiaries and Associate Companies

On June 24, 1996, with the incorporation of Telecom, all Telmex shares owned by GCarso were transferred to Telecom as were the options equally acquired by GCarso.

In September 2000, Telmex announced it would spin off the cellular-telephone business and the majority of its international investments, mainly in the United States and Central America, to the newly created company of América Móvil. The purpose of the spin-off, approved by Telmex' board of directors, was to create two companies with different administrations, each focused on its business to quickly and efficiently capitalize on the challenges and opportunities that could arise in their respective markets. Telmex shareholders received an equal number of América Móvil's shares.

In November 2000, the spin-off from Telmex became effective. Once the registration processes for América Móvil were approved by Mexican and foreign authorities, its series-L, series-A shares and ADS were listed on the Mexican Stock Market, the New York Stock Exchange and the Madrid Stock Exchange in the first quarter of 2001.

América Móvil became the largest wireless provider in Latin America and one of the ten largest wireless providers in the world. América Móvil is comprised of the cellular-telephone business in Mexico and the majority of the international investments made by Telmex in the last years. In 2003, various strategic investments were an important aspect of América Móvil's expansion and allowed it to significantly expand its market of cellular-telephone use in Latin America.

In 2004, América Móvil increased its presence in Latin America, acquiring important companies in Latin America in Honduras (Megatel), Ecuador (Conecel), Uruguay and Venezuela, which, together with previous investments in Colombia (Celcaribe), Brazil (BSE and BCP), El Salvador (CTE), Argentina (CTI) and Nicaragua (ENTEL), have secured América Móvil's place among the most important wireless-service providers in the world. *(For more information on América Móvil's most recent investments, see Section 2 of these presents).*

Principal Investments

The number of América Móvil's shares and the equity interest regarding the total number of shares from each series that the Company owns to May 31, 2005, to December 31, 2004 and to to December 31, 2003, respectively are set forth in the following.

	Number of Shares (thousands)			% of Equity Interest		
Series	31-May-05	2004	2003	31-May-05	2004	2003
AA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
A	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
L	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

In 2004, the Company acquired 261 million series-L shares and 29 million series-AA shares of América Móvil, which cost a total of $5.947 billion pesos.

b) Description of the Business

América Telecom's principal strategy consists of maintaining share participation in América Móvil and in identifying opportunities and seeking development thereof in the wireless-telecommunications sector, primarily in Mexico, Latin America and the Hispanic community of the United States.

The Company arose from a spin-off from Telecom on November 30, 2001 for the purpose of separating activities related to the wireless-telephone sector and other international businesses, which are presently concentrated in América Móvil.

i) Principal Activity

The Company is a pure holding company of shares from other companies, principally América Móvil. Its primary operations are carried out by its subsidiaries and consist of providing telecommunications services at the national and international level to residential and business clients that pursue a wide range of activities.

As of December 31, 2004, the shares issued by América Móvil, property of the Company, represented 84% of its total assets. América Móvil is the largest wireless-communication service provider in Latin America and one of the ten largest in the world, with more than 61.1 million cellular subscribers in 11 countries at the end of 2004. By means of its subsidiary Telcel, América Móvil offers cellular-telecommmication services in the nine regions into which the territory of Mexico is divided by means of a network that covers approximately 36% of said territory, including the main cities, and reaches approximately 86% of the national population. As of December 31, 2004, Telcel had 28.9 million subscribers.

In addition, América Móvil participates in the telecommunications industries in Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay, Venezuela, Spain and the United States. *(See: Information About América Móvil in Section 2 of these presents).*

ii) Distribution Channels

As mentioned, The Company is a pure shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents)*

iii) Patents, Trademarks, Licenses and Other Agreements

The Company directly does not own patents, licenses or trademarks. However, América Móvil has various patents, licenses and trademarks registered. *(See: Information About América Móvil in Section 2 of these presents)*

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly América Móvil. *(See: Information About América Móvil in Section 2 of these presents)*

v) Applicable Legislation and Taxes

The Company is subject to compliance with the laws, regulations and provisions applicable to any variable-capital corporation, such as the Commercial Code, the LGSM, the LMV and all tax provisions.

Governmental regulation could harm our international businesses, which are subject to a wide range of regulation that could adversely affect said businesses upon changes in laws, regulations or regulatory policies. Any authority with jurisdiction over our businesses can adopt or change regulations or take actions that could adversely affect us.

América Móvil is subject to certain provisions in the General Communication Routes Law, the Federal Telecommunications Law and various concessions granted to Telcel. *(See: Legal System in Section 2 of these presents).*

In addition, in the Company's ordinary course of business can be subject to economic competition provisions, with the Federal Antitrust Law and its Regulation applicable to the Company.

vi) Human Resources

Given that the Company is a pure holding company, it does not have employees. However, its subsidiaries have approximately 29,122 employees, of whom 86% are executive or employees of trust. Fourteen percent of all personnel are unionized. The Company has no direct relation with any union whatsoever; relations with unions take place at the subsidiary level, particularly by means of América Móvil.

vii) Environmental Measures

Because the Company is solely a holding company whose only assets are comprised of dhares in other corporations, the Company does not have an environmental policy, not does it have environmental certificates or acknowledgements.

viii) Market Information

The Company is a pure holding company whose primary investment is directed at the telecommunications sector. In 2004, América Telecom and its subsidiaries maintained their leadership position in the domestic market and an important presence in various Latin American countries, being top level participants in the telecommunications industry.

With respect to its competition due to its indirect participation in the telecommunications sector, there are groups that have been formed and that are channeling investments into said sector; said groups are from the same economic branch as the Company, both nationally and internationally.

The Company believes its leadership in the national economy, its experience in the telecommunications sector and the capacity of its administration give it strength for developing the business in Mexico and Latin America. Nevertheless, there are other groups that compete or that are disposed to compete in the same markets in which América Telecom participates. *(See: Information About América Móvil in Section 2 of these presents)*

ix) Corporate Structure

América Telecom is not part of a group and is a shareholding company, principally of América Móvil, a company in which, as of the close of 2004, it held 40.27% of the total shares and 65.88% of the shares with the right to vote. The Company has business relationships with subsidiaries, mainly offering them technical and financial support, for which it receives income.

América Telecom, by means of its subsidiary América Móvil, has investments in subsidiary and associated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay, Venezuela, Spain and the United States.

The following table lists América Telecom's main subsidiaries as of December 31, 2004 and 2003:

		Participation to December 31,	
Company Name	**Country**	**2004**	**2003**
Subsidiaries: (I)			

Company Name	Country	Participation to December 31, 2004	2003
América Móvil, S.A. de C.V.	Mexico	40.28%	36.2%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0	100.0
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (TracFone)	United States	98.2	98.2
Telecom Américas, Ltd: (2) (Telecom Americas)	Bermuda	97.8	97.5
ATL-Algar Telecom Leste, S.A. (ATL)	Brazil	97.8	97.5
Americel, S.A. (Americel)	Brazil	96.3	96.0
Telet, S.A. (Telet)	Brazil	96.8	96.5
Tess, S.A. (Tess)	Brazil	97.8	97.5
BSE, S.A. (BSE)	Brazil	97.8	97.5
BCP, S.A. (BCP)	Brazil	97.8	97.5
ALBRA, S.A. (ALBRA)	Brazil	97.8	97.5
STEMAR, S.A. (STEMAR)	Brazil	97.8	97.5
América Central Tel, S.A. (ACT): (3)	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	99.0	98.8
Newcotel, S.A.	Guatemala	99.0	98.8
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	99.0	98.8
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	99.0	98.8
Telglob, S.A.	Guatemala	99.0	98.8
Telefonía Pública de Guatemala, S.A. (Publitel)	Guatemala	99.0	98.8
Arrendadora en Telecomunicaciones, S.A.	Guatemala	98.3	
AMX El Salvador, L.L.C.	Delaware	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4)	El Salvador	95.2	51.0
CTE Telecom... Personal, S.A. de C.V. (Personal)	El Salvador	94.9	51.0
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	94.9	51.0
Telecomoda, S.A.de C.V. (Telecomoda)	El Salvador	94.9	51.0
Publicom, S.A. de C.V. (Publicom)	El Salvador	94.9	51.0
Comunicación Celular, S.A. (Comcel): (5)	Colombia	99.2	95.6
Occidente y Caribe Celular, S.A. (Occel)	Colombia		93.4
Celcaribe, S.A.	Colombia		94.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina		60.0
Corporativo Empresarial de Comunicaciones, S.A. de C.V.	Mexico	99.9	99.9
CTI Holdings, S.A. (6)	Argentina	100.0	92.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	100.0	92.0
CTI PCS, S.A. (CTI PCS)	Argentina	100.0	92.0
Empresa Nicaragüense de Telecomunicaciones, S.A.	Nicaragua	99.0	
Megatel Honduras, S.A. de C.V. (Megatel) (7)	Honduras	100.0	
AM Wireless Uruguay, S.A.	Uruguay	100.0	
Afiliadas: (1)			
Grupo Telvista, S.A. de C.V. (antes Organización Recuperadora de Cartera, S.A. de C.V.)	Mexico	45.0	45.0
Génesis Telecom, S.A.	Venezuela	25.0	25.0
Iberbanda, S.A.	Spain	17.8	17.8
Network Access Solutions	USA	2.0	2.0
US Commercial Corporation, S.A. de C.V.	Mexico		29.7

(1) See Note 9 for a description of movimiemos in subsidiaries and associate companies.
(2) The term Telecom Américas shall be used hereinafter to refer to ATL, Americel, Telet, Tess, BCP, BSE, ALBRA and STEMAR together.
(3) This includes operations in Nicaragua.
(4) The term CTE shall be used hereinafter to refer to CTE, Personal, Cablenet, Telecomoda and Publicom together.
(5) As of December 31, 2004, Occidente y Caribe Celular, S.A. (Occel) and Celcaribe, S.A. merged into Communicación Celular, S.A. (Comcel), with Communicación Celular, S.A. (Comcel) remaining as the surviving corporation. There were no significant effects as a result of the merger. Hereinafter, the term Comcel shall be applicable to all the merged entities.
(6) The term CTI shall be used hereinafter to refer to CTI Holdings, CTI Interior and CTI PCS together.
(7) In January 2005, Megatel changed its corporate name to Servicios de Communicaciones de Honduras, S.A. de C.V.

América Telecom, via its subsidiaries, has licenses to install, operate and render mobile radiotelephone services in Mexico, Guatemala, Nicaragua, Honduras, Uruguay, El Salvador, Ecuador, Colombia, Argentina and Brazil. Said licenses expire between the years 2008 and 2028.

With the exception of the licenses set forth in the following paragraphs, licenses do not require payment of royalties to the corresponding governments; however, certain licenses in Mexico, Nicaragua, Honduras, Ecuador, Colombia, Argentina, and Brazil involve the participation of the corresponding government based on the revenue from concessions, whether via fixed percentages or the number of channels in operation.

In Mexico, for Band B 800-megahertz (Banda B) licenses, payment to the Department of Transportation and Communication fluctuates between 5% and 10% of Telcel's gross revenue.

The respective governments participate in Brazil, Colombia, Argentina and Ecuador, based on the revenue from concessions, in some cases based on fixed percentages, and in other cases based on the number of channels in operation.

In 1999, América Móvil began to acquire foreign subsidiaries and to invest in Telecom Americas and its foreign affiliates. Over the last five years, América Móvil has acquired important companies in Latin America, and, in general terms, in the last few years, its international operations have registered growth in the number of subscribers greater than those in its Mexican operations. As a result of the foregoing, as of December 31, 2004, more than half the subscribers to América Móvil's wireless services were located outside Mexico. *(For more information on América Móvil's most recent investments, see Section 2 of these presents).*

x) Description of Main Assets

The Company's main assets are shares of América Móvil. Approximately 84% of the Company's total assets are in shares representing América Móvil's capital stock.

As part of the Company's loan agreements, the Company occasionally grants guaranties with América Móvil's shares.

With respect to liabilities contracted in previous fiscal years:

In 2003, the Company received loans from JP Morgan Chase Bank totaling US$276 million, for which América Telecom submitted 17,351,532 ADRs, representing 347,030,640 series-L shares of América Móvil, and which shall be returned to América Telecom in 2005 and 2006, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.25%.

In 2003, América Telecom received a loan from Wachovia Securities totaling US$80

million. As a guaranty for said loan, the Company submitted 5,677,786 ADRs, representing 113,555,720 series-L shares of América Móvil, and which shall be returned to América Telecom in 2006, when the amount received as a loan must be paid; the Company shall pay quarterly interest at LIBOR plus 0.7%.

In 2003, the Company received a loan from Dresdner Bank, AG Frankfurt totaling US$100 million, for which América Telecom submitted 2,752,547 ADRs, representing 55,050,940 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.65%.

In 2003, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$200 million. As a guaranty for said loan, the Company submitted 9,804,800 ADRs, representing 196,096,000 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.10%.

In 2004, the Company received loans from JP Morgan Chase Bank totaling US$100 million. As a guaranty for said loan, the Company submitted 2,634,352 ADRs, representing 52,687,040 series-L shares of América Móvil, and which shall be returned to América Telecom in 2010, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.625%.

In addition in 2004, América Telecom received a loan from Wachovia Bank National Asociation totaling US$100 million. As a guaranty for said loan, the Company submitted 2,959,456 ADRs, representing 59,189,120 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate of 0.625%.

In 2004, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$200 million. As a guaranty for said loan, the Company submitted 5,608,641 ADRs, representing 112,172,820 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.62% and 0.66%.

Subsequent Event

In February 2005, América Telecom received a loan from Barclays Bank PLC totaling US$100 million. As a guaranty for said loan, the Company submitted 1,754,694 ADRs, representing 35,093,880 series-L shares of América Móvil, and which shall be returned to América Telecom in 2011, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.60%.

In April 2005 América Telecom received a loan from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$100 million. As a guaranty for said loan, the Company submitted 1,910,220 ADRs, representing 38,204,400 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.10%.

In May 2005 América Telecom received a loan from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$100 million. As a guaranty for said loan, the Company submitted 1,902,226 ADRs, representing 38,044,520 series-L shares of América Móvil, and

which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.58% and .80%.

In May 2005 América Telecom received a loan from JP Morgan Chase Bank totaling US$100 million. As a guaranty for said loan, the Company submitted 1,938,360 ADRs, representing 38,767,200 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.540%.

The guaranties shall be exercised by the counterpart should the Company fail in its obligation to pay the loan.

xi) Judicial, Administrative or Arbitration Proceedings

The Company, at the holding level, has no pending legal matters or pending legal, administrative or judicial proceedings to date. Nevertheless, its subsidiary América Móvil indeed has pending legal suits, which are described in Section 2 herein.

xii) Shares Representing the Capital

As of May 31, 2005, the Company's subscribed and paid-in capital stock totaled $894.5 million pesos, represented by 3.488 billion common or ordinary shares with full right to vote, without par value, entirely subscribed and paid-in, and corresponding to series-A-1 shares representing the fixed capital stock, taking into account the shares repurchased by the Company under the terms set forth in Article 14 Bis-3, Section I, of the LMV. Since its incorporation, the Company has not increased its capital, authorizing the decrease thereof for adjustments resulting from the spin-off.

xiii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish, which include a reserve for the acquisition of the Company's own shares under the terms of Article Bis-3, Section I, of the LMV. The remainder net profit, if any, may be paid as dividends.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company.

Since its incorporation, the Company has not ordered the payment of dividends. Due to its investment obligations and the payment of servicing of debt, the Company has been unable to pay dividends to its shareholders. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

3) FINANCIAL INFORMATION

a) Selected Financial Information

The following comments should be read together with the consolidated financial statements and their notes, which are included in this annual report. In addition, it should be noted that the Company's financial statements, as the Company is an indirect owner of various investments abroad, reflect financial information reviewed and drafted by qualified auditors in the countries wherein said investments are located. Given the foregoing, the Company's external auditor, in drafting his report, reviewed and analyzed the information pertaining to the Company and its national subsidiaries as well as the reports drafted by foreign external auditors, basing his report on said information. The foregoing is stated in the external auditor's report attached to the financial statements reported by the Company. *(See Information About América Móvil in Section 2 of these presents).*

The PCGA require that financial statements acknowledge the effects of inflation, especially: (a) non-monetary assets, including properties, plants and equipment, with the net worth expressed taking into account the effects of inflation; (b) earnings and losses in purchasing power for ownership of monetary liabilities and assets listed under revenue; and (c) the expression of all financial statement in constant pesos to December 31, 2004.

The consolidated financial statements include accounts pertaining to América Móvil and its subsidiaries. The companies operate in the telecommunications sector or render services related to this activity.

The past-due interest expressed in the attached financial statements refers basically to the participation of other shareholders of América Móvil.

Important inter-company balances and operations have been eliminated from the consolidated financial statements.

The following table shows the Company's selected consolidated financial information for the last three fiscal years, which comes from and must be read along with the Company's audited financial statements. Said statements have been audited by Mancera.

AMERICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Pesos to December 2004
(Except for the average of shares taken into account)

Description	2004	2003
Operating Earnings	134,746,797	90,401,307
Operating Profit	22,711,139	18,779,846
Majority Net Profits	5,481,414	5,139,018
Majority Net Profits per Share	1.538	1.393
Investments in Fixed Assets	21,228,862	23,520,032
Depreciation and Amortization during the Fiscal Year	19.596,906	15,094,732
Total Assets	200,339,615	160,293,236
Long-Term Debt	68,796,627	58,796,143
Consolidated Net Worth	64,422,355	64,779,901

Data		
Majority Net Profits	5,481,414	5,139,018
Share Average (millions of shares)	3,564	3,690
Majority Net Profits per Common Shares	1.538	1.393
Investments in Fixed Assets	21,228,862	23,520,032

b) Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation

The Company is solely a shareholder; however, at a consolidated level through AMX, its subsidiary, it operates primarily in the local, long distance and cellular telephone sectors. For more information about AMX, (*See:* Financial Information Related To Business Activities, Geographic Zone And Sales From Exportation *in Section 2 of these presents*)

c) Information about Significant Loans

Stock-Market Debt.

Information concerning the Company's stock-market debt and documented via the issuances of commercial paper and pagarés bursátiles is described in the foregoing Section 1. *(See: Section I. General Information. Other Securities).*

Loans Guaranteed with Shares of América Móvil

With respect to the liabilities contracted in past years:

In 2003, the Company received loans from JP Morgan Chase Bank totaling US$276 million, for which América Telecom submitted 17,351,532 ADRs, representing 347,030,640 series-L shares of América Móvil, and which shall be returned to América Telecom in 2005 and 2006, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.25%.

In 2003, América Telecom received a loan from Wachovia Securities totaling US$80 million. As a guaranty for said loan, the Company submitted 5,677,786 ADRs, representing 113,555,720 series-L shares of América Móvil, and which shall be returned to América Telecom in 2006, when the amount received as a loan must be paid; the Company shall pay quarterly interest at LIBOR plus 0.7%.

In 2003, the Company received a loan from Dresdner Bank, AG Frankfurt totaling US$100 million, for which América Telecom submitted 2,752,547 ADRs, representing 55,050,940 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.65%.

In 2003, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$200 million. As a guaranty for said loan, the Company submitted 9,804,800 ADRs, representing 196,096,000 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.10%.

In 2004, the Company received loans from JP Morgan Chase Bank totaling US$100 million.

As a guaranty for said loan, the Company submitted 2,634,352 ADRs, representing 52,687,040 series-L shares of América Móvil, and which shall be returned to América Telecom in 2010, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.625%.

In addition in 2004, América Telecom received a loan from Wachovia Bank Nacional Association totaling US$100 million. As a guaranty for said loan, the Company submitted 2,959,456 ADRs, representing 59,189,120 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a sobretasa of 0.625%.

In 2004, América Telecom received three loans from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$200 million. As a guaranty for said loan, the Company submitted 5,608,641 ADRs, representing 112,172,820 series-L shares of América Móvil, and which shall be returned to América Telecom in 2009, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.62% and 0.66%.

Subsequent Event

In February 2005, América Telecom received a loan from Barclays Bank PLC totaling US$100 million. As a guaranty for said loan, the Company submitted 1,754,694 ADRs, representing 35,093,880 series-L shares of América Móvil, and which shall be returned to América Telecom in 2011, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.60%.

In April 2005 América Telecom received a loan from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$100 million. As a guaranty for said loan, the Company submitted 1,910,220 ADRs, representing 38,204,400 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.80% and 1.10%.

In May 2005 América Telecom received a loan from Banco Santander Central Hispano Benelux, S.A./N.V. totaling US$100 million. As a guaranty for said loan, the Company submitted 1,902,226 ADRs, representing 38,044,520 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus a rate that fluctuates between 0.58% and .80%.

In May 2005 América Telecom received a loan from JP Morgan Chase Bank totaling US$100 million. As a guaranty for said loan, the Company submitted 1,938,360 ADRs, representing 38,767,200 series-L shares of América Móvil, and which shall be returned to América Telecom in 2008, when the amount received as a loan must be paid. For financing, the Company shall pay quarterly interest at LIBOR plus 0.540%.

The guaranties shall be exercised by the counterpart should the Company fail in its obligation to pay the loan.

In general, the aforementioned loans contain certain restrictions that include, among others, the maintenance of certain financial ratios, the contracting of additional loans and the sale of certain of the group's assets. As of May 31, 2005, the Company complies with said conditions.

Loans to América Móvil and its Subsidiaries.

Syndicated Loans

In April 2004, América Móvil took out a loan for US$300 million, maturing in May 2009, and with interests rate at LIBOR + 0.6%. The interest is payable quarterly (February, May, August and November of each year). In 2004, interests triggered from this loan totaled $51,948.

As of December 31, 2003, América Móvil had taken out loans totaling approximately US$1 billion, with maturity dates ranking from 2005 to 2007. Interest rates were variable and ranged from Libor + 0.75% to Libor + 1.35%. In 2004, the Company paid said loans with resources obtained from the aforementioned debt issuance.

BNDES

As of December 31, 2004, Tess and Americel had taken out syndicated loans granted with resources from the National Economic and Social Development Bank ("BNDES"). Said loans are denominated mostly in reales, with a part indexed in U.S. dollars. The total amount of the principal is approximately R$250 million plus the approximate equivalent of US$10 million.

Purchase of Licenses.

As of December 31, 2003, América Móvil owed the Brazilian government $365.7 million for the purchase of licenses. The principal shall be updated based on Brazil's general price index and triggers an real annual interest of 12%. These shall be paid in 8 annual payments beginning in August 2005.

Stock-Market Certificates.

The CNBV has authorized for programs for América Móvil to issue unsecured stock-market certificates with a guaranty from Telcel for an amount of $5 billion each. As of December 31, 2004, the Company has issued, under the first three programs, amounts ranging from $400 million to $1.25 billion and with maturity dates ranging from three to seven years. In general, these shares pay a floating rate calculated based on the Interbank Equilibrium Interest Rate (TIIE) and Mexican Government Bond (CETES) rate.

In addition, América Móvil has a line of commercial paper available totaling $3 billion. As of December 31, 2004, this line was fully disposable.

Subsequent Event

In February 2005, the National Banking and Securities Commission authorized the Company to issue unsecured stock-market certificates with a maturity in four years for a total of $5 billion.

Line of Credit Guaranteed by Institutions to Foment Exports.

América Móvil has various financing programs for purchasing equipment whereby certain institutions, to foment exports, provide América Móvil financing support to purchase export equipment from their respective countries. In general, these are medium-term and long-term programs and include periodic amortization and interest payments at a rate marginally higher than the LIBOR. The Company extends said programs to its subsidiaries, generally subject to the granting of guaranties by América Móvil, Telcel and/or Sercotel.

In 2004 and 2003, América Móvil set up lines of credit for up to US$152 and US$250 million with the Export Development Corporation (EDC) in Canada for the acquisition of telecommunications equipment. These credits are amortized every semester and trigger interests at a rate between LIBOR + 1.25% and LIBOR + 0.95%, with maturity date ranging from 2005 to

20010.

Senior Notes

On March 9, 2004, América Móvil issued bonds totaling US$500 million and US$800 million with maturity dates in 2009 and 2014 and an annual fixed rate of 4.125% and 5.50%, respectively. Interests are payable every semester. In 2004, interests triggered by these debt instruments totaled $607,075.

On April 20, 2004, new bonds were issued totaling US$300 million with a maturity date in 2007 and a variable rate of Libor (3 months) plus 0.625%. Interests are payable quarterly, commencing July 27, 2004. In 2004, the interests triggered by this debt instrument totaled $52,478.

In addition, on October 28, 2004, América Móvil issued bonds once again totaling US$500 million with a maturity date in 2015 and a fixed rate of 5.75%. Interests are payable every semester, commencing June 15, 2005. In 2004, the interests triggered by this debt instrument totaled $53,420.

The resources from the aforementioned issuances were applied to the payment of obligations with maturity dates primarily in 2004 and 2005, which increased the average term and reduced the cost for interests of the cancelled debt. All obligations were refinanced at their par value; therefore no earnings or losses were generated. All the bonds are unconditionally guaranteed by Telcel.

Comments and Analysis of the Administration About the Issuer's Operation Earnings and Financial Situation

i) Operation Earnings

All of the Company's consolidated revenue comes from América Móvil's earnings, América Móvil being is principal subsidiary. Presently, the Company has generated revenue from rendering services under and agreement celebrated with said corporation, to which it renders consulting services related to operations and financial administration. The agreement's duration is one year and can be extended indefinitely. Said income was eliminated due to the effects of consolidation.

Consolidated revenue in 2004 reached $134.746 billion pesos, 49% more than the year prior. This growth was due mainly to the increase in income earned in Mexico from América Móvil and to the consolidation, as of 2004, of the income from operations in Honduras (Megatel), Ecuador (Conecel), Uruguay and Venezuela.

The Company's consolidated operating profit was $22.711 billion pesos in 2004, representing 21% growth over the $18.780 billion pesos reported in fiscal year 2003.

The Company's EBITDA in fiscal year 2004 reached $42.308 billion pesos, which represents an 25% increase over the $33.654 billion pesos registered in 2003.

The Company's noticeable growth, combined with América Móvil's adoption of measures of cost scaling and control, contributed to the growth of América Telecom's Operating Earnings and EBITDA.

The total cost of financing came to $1.934 billion pesos in fiscal year 2004, compared to $1.950 million pesos in 2003. This increase is due mostly to the interests earned and the monetary profit registered by América Móvil.

Net minority profit prior to interests for fiscal years 2004 and 2003 reached $16.022 and $15.823 billion pesos, respectively; net majority profit reached $5.481 billion pesos in 2004, compared to $5.139 billion pesos in 2003, representing and increase of 6.6%.

In addition to operating profits, the Company receives, as part of its cash flow, dividends from América Móvil's shares. In fiscal year 2004, the Company received dividends from América Móvil totaling $505 million pesos, at $0.120 per share.

Accounting Policies and Practices

For a description of the principal accounting policies and practices, see Note 1, paragraph II, of the Company's financial statements through December 31, 2004, which are attached to this report.

ii) Financial Situation, Liquidity and Capital Resources

Internal and External Sources of Liquidity

The internal sources of liquidity come from the Company's subsidiaries' generation of flow.

The external sources of liquidity mainly come from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt, such as medium-term promissory notes or stock-market certificiates.

Amount of Indebtedness

Debt

The short-term and long-term debt (thousands of pesos) is comprised of the following:

		2004			2003		
			Maturity from			Maturity from 2003	
Currency	Description	Rate	2004 to	Total 2004	Rate (1)(2)(3)(4)(5)	to	Total 2003
U.S. dollars							
	Promissory note, Inbursa, S.A.				1.75%	2004	$ 633,507
	Loans, JP Morgan Chase Bank	L+1.25	2005	$ 1,864,532	L+1.25	2005	1,956,285
	Loans, JP Morgan Chase Bank	L+0.80 a L+1.10	2006	2,816,230	L+0.80 a L+1.10	2006	2,954,818
	Loans, JP Morgan Chase Bank	L+0.625	2010	1,126,480			
	Wachovia Securites	L+0.70	2006	901,185	L+0.70	2006	945,532
	Wachovia Securites	L+0.625	2009	1,126,480			
	Dresdner Bank AG Frankfurt	L+0.65	2009	1,126,480			
	Santander Central Hispano Benelux	L+0.80 a L+1.10	2008	3,379,459	L+0.80 a L+1.10	2008	3,545,765
	Santander Central Hispano Benelux	L+0.62 a L+0.66	2009	2,252,960			
	Loans, Exim Banks	L+.20 a L+1.25	2010	7,357,555	L+.20 a L+1.65(1)	2009	9,398,103
	Syndicated Loans	L+.60	2009	3,379,440	L+.75 a L+1.35	2007	11,819,148
	Senior Notes at a fixed rate	4.125% a 5.75%	2015	20,197,786	3.3990%	2004	365,044
	Senior Notes at a						

Currency	Concepto	2004 Rate	Maturity from 2004 to	Total 2004	2003 Rate	Maturity from 2003 to	Total 2003
	variable rate	L+.6250	2007	3,379,440			
	Lines of credit (fixed)	2.7100	2009	252,710			
	Lines of credit (variable)	L+.225 a L+1.60	2009	4,674,892	L+.30 a L+1.50	2006	8,639,206
	Suppliers				3.1675% a 10%	2004	157,384
	BNDES	UMBNDES+4.3%	2008	121,268	UMBNDES+4.5% a(2) UMBNDES+5.05	2008	710,627
	Leases	8.01	2007	422,247			12,039
	Others	L+.20 a L1.35%	2009	351,665	11.25%	2008	313,660
	Subtotal in dollars			54,730,809			41,451,118
Mexican pesos							
	Stock-market certificates	Various	2010	13,001,352	Various	2009	11,833,875
	Syndicated Loan				THE + .80(3)	2008	1,840,825
	Commercial paper	8.9514%	2005	3,978,551	5.9157%	2004	785,678
	Stock-Market Note	10.00%	2005	264,300			
	Lines of credit			-	THE	2004	1,051,900
	Lease	THE + .40 a THE + .55%	2007	4,484,000	THE + .55	2006	999,305
	Subtotal in Mexican pesos			21,728,203			16,511,583
Brazilian reales							
	BNDES	TJLP + 2.80% a TJLP + 4.00%	2007	1,064,452	TJLP + 2.80% a(4) TJLP + 5.00%	2007	2,527,584
	Fixed-income securities	12.00%	2005	849	CDI +.90(5)	2005	63,752
	Purchase of licenses				12% + Inflation	2010	384,772
	Subtotal in Brazilian reales			1,065,301			2,976,108
Colombian pesos							
	Lines of credit	DTF + 1.70% a DTF + 2.60%	2005	367,676			
	Bonds	IPC + 7.50%	2013	2,121,209	IPC+7.50%	2010	850,847
	Subtotal in Colombian pesos			2,488,885			850,847
Other currencies							
	Line of credit	6.50%	2005	283,380	6.50%	2004	629,949
	Financial lease			-	7.00%	2004	33,132
	Subtotal in other currencies			283,380			663,081
	Total Debt			80,296,498			62,452,737
	Minus: short-term debt andoutstanding long-term debt			11,499,871			3,656,594
	Long-term debt			$ 68,796,627			$ 58,796,143

1) L = LIBOR

2) UMBNDES = Monetary unit of the Brazilian development bank (BNDES)
3) TIIE = Interbank Equilibrium Interest Rate
4) TJLP = Long-term interest rate
5) CDI = Financial certificate of deposit

The interest rates in the table above are subject to international and local rate variations. The average cost of the debt to December 31, 2004 was approximately 7.05% (5.19% to December 31, 2003).

Said rate does not include interests, commissions and reimbursements to creditors for taxes withheld, generally at a rate of 4.9%, and that the Company shall reimburse. In general, financing fees add ten base points to the financing cost.

Policies Applicable to the Treasury

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings an that have guidelines regarding diversification and maturity that seek security and liquidity.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos de inversión y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

Important Investments in Capital

At the date of this report, the Company has no compromising investments in capital.

iii) Internal Control

Since the Company, as a holding, does not have employees or personnel, compliance with its rules for internal control is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditory committee comprised of board members whereby the chairman and the majority thereof are independent. Said committee is in charge of implementing systems for internal control in order to verify the transactions carried out and registered by the Company as set forth by management and PCGA.

The Company is audited by an affiliated company and its subsidiaries are audited by their own internal auditory departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with the applicable internal control policies and procedures.

e) Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used

or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for AMX *(Use of Estimates in Certain Accounting Policies in Section 2 of thse presents).*

4) ADMINISTRATION

a) External Auditors

The Company's consolidated financial statements were audited by Mancera. Since the Company's incorporation, there has not been a change in the external auditors. The designation of the auditors complies with the principles set forth in the LMV and the Provisions, that is to say the external auditors are selected by the auditing committee, which celebrates the service-rendering agreement with the auditors, certifies their independence and sets the fees to be paid for the auditing.

Since the Company's incorporation, the external auditors have not issued a report with reservations or a negative report nor have they abstained from issuing a report concerning the Company's financial statements. In fiscal year 2004, the external auditors did not render services to the Company beyond auditing services.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2004;

b) The audit committee interviewed the Company's external auditors in order to verify that they would indeed complty with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera as its external auditors for the fiscal year ending on December 31, 2004.

Fees for Various Auditing Services

In 2004, the Company and its subsidiaries paid Mancera and the members of Ernst & Young Global for various auditing services. These services included reviewing reports drafted by the subsidiaries regarding compliance with telecommunication regulations, assistance with various filings before tax authorities, reviewing compliance with tax payments and security testing for technology systems in the amount of $11,176 or 31.9% of the total payment to Mancera and other members of Ernst & Young Global. In 2003, the other services rendered by auditors totaled $14,041 (41.8% of the total payment for services), which were the same for 2004. Additionally, Mancera evaluated the internal audit committee of one of the subsidiaries.

b) Operations with Related Parties and Conflicts of Interest

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, Inbursa and GCarso. It plans to continue these operations in the future.

Among said operations, it should be pointed out that the Company has made various public offers to place debt instruments, including the placement of the aforementioned commercial paper and stock-market notes, for which Inversora Bursátil has advised it with respect to said processes.

Likewise, the Company receives various financial services from Banco Inbursa, which includes opening checking and investment accounts and approval of credit lines. As of May 31, 2005, the Company has received loans totaling $6.6 million pesos from Banco Inbursa.

Finally, the Company maintains business relations with Telmex and/or its subsidiaries as part of its ordinary course of business, receiving from such telephone and internet services, etc., which are contracted under market conditions.

Moreover, the Company periodically renders consulting services to América Móvil under the aforementioned service-rendering agreement for financial consulting.

c) Directors and Shareholders

The Company's administration and operations are entrusted to a board of directors. The board of directors is presently comprised of six full members and six substitute members, who are chosen to serve for one year. Substitute members may substitute, at board meetings, for full members who do not attend meetings and do not participate in the board of directors' activities. Pursuant to the Company's bylaws, the board of directors shall be comprised of the number of full and substitute members that the general shareholders' meeting so determines, and such may not be fewer than five.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) Grant, subscribe, endorse or guarantee any kind of negotiable instrument;

3) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

4) Open or close offices, branches or agencies;

5) Acquire shares, equity interests and securities issued by third parties and exercise the right to vote on said shares or equity interest of other companies;

6) Enter into, amend, terminate or cancel agreements;

7) Accept on behalf of the Company, instructions from Mexican or foreign individuals or legal entities;

8) Open bank accounts and withdraw deposits from them;

9) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

10) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney:

11) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

12) Summon shareholders' meetings and execute the resolutions adopted thereby;

13) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. All have served as board members of the Company since its incorporation, and only have changed their status as full or substitute board members and/or their duties on the board of directors.

Said persons will contime to occupying such offices even when the fiscal year has concluded until the meeting has made new appointments and the board members that were designated take office.

Name	Title	Seniority (years)	Kind of Member
Shareholding Members			
Carlos Slim Helú	Honorary Chairman for Life	3	Shareholding Member
Patrick Slim Domit	Chairman	3	Shareholding Member
Jaime Chico Pardo	Vice-chairman	3	Related
Carlos Slim Domit	Vice-chairman	3	Shareholding Member
Claudio X. González Laporte	Member	3	Independent

Juan Antonio Pérez Simón	Member	3	Independent

Substitutes

Arturo Elías Ayub	Substitute Board Member	3	Shareholding Member Related
Daniel Hajj Aboumrad	Substitute Board Member	3	Shareholding Member Related
Marco Antonio Slim Domit	Substitute Board Member	3	Shareholding Member
Humberto Gutiérrez Olvera-Zubizarreta	Substitute Board Member	3	Related
José Kuri Harfush	Substitute Board Member	3	Independent
Eduardo Valdés Acra	Substitute Board Member	3	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood	Relationship by Marriage
First Degree (straight line) Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú	
• Second Degree (transversal line) Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim Domit	• Second Degree (transversal line) Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Domit, Marco Antonio Slim Domit y Patrick Slim Domit

Shareholding Members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 65 years old. He has worked as a CEO or board member of the following corporations: Telmex (Honorary Chairman for Life); AMX (Honorary Chairman for Life); GCarso (Honorary Chairman for Life and GFInbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of Telmex and GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of GFInbursa and of Patrick Slim Domit, Chairman of the board of directors of AMX.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since October 2000 he has served as an executive at Telmex and as Vice-chairman of GCarso. He has been the CEO of GCarso and of Industrias Nacobre, S.A. de C.V. since 1994. He is 36 years old. He is Chairman of the board of directors of the Company and of América Móvil; an he is a board member of the following companies, among others: GCarso; CGT; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Sears Roebuck de México, S.A.; Cigarros la Tabacalera Mexicana, S.A. de C.V., Promotora Inbursa, S.A. de C.V. and Industrias Nacobre, S.A. de C.V. He is the some of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. He is 55 years old. Additionally, he is the Vice-chairman of the board of directors of Telmex, Vice-chairman of the board of directors of America Telecom and board member of AMX and GCarso. In the past, he served as CEO of Grupo Condumex, S.A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México).

Carlos Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 38 years old. He is the Chairman of the board of directors of Telmex, GCarso and Grupo Sanborns, S.A. de C.V. He is a board member of the following companies: Sanborn Hermanos, S.A.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. and Grupo Condumex, S.A. de C.V.. Moreover, he is the Vice-chairman of the board of directors of América Telecom. He is also the CEO of Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 71 years old. He is a board member of the following companies: GCarso, América Telecom; AMX; GFInbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 64 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a shareholding member for the following companies: América Telecom; GCarso; GFInbursa and some of their subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; and other affiliates of Telmex and GCarso.

Substitute Members

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 39 years old. He is a board member of the following companies: Telmex; GCarso; AMX; GFInbursa; América Telecom and Sears Roebuck de México, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 39 years old. He is the CEO of AMX, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: GCarso and Phillip Morris México,S.A de C.V. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and

Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the board of directors and CEO of GFInbursa. He is 37 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso; AMX; Telmex and Sears Roebuck de Mexico, S.A., among others. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Humberto Gutiérrez Olvera Zubizarreta has a bachelor's degree in accounting from the School of Banking and Commerce. He is 63 years old. He is presently the CEO of GCarso and of Grupo Condumex S.A. de C.V. Additionally, he is a board member of the following companies: GCarso, CGT, Telmex, Promotora Inbursa, S.A. de C.V., Grupo Condumex, S.A. de C.V. and Ferrosur, S.A. de C.V.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 56 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, GCarso, GFInbursa and several of its subsidiaries Ideal, Promotora Inbursa and GSanborns.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil. He is 41 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso and Telmex.

Board Members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Company's information to April 27, 2005, 4 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Company's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives, all Mexican, constitute, directly or indirectly, the Company's principle shareholders. Said family's equity interest is approximately 81% of Company's outstanding capital stock to April 2005. It is clear from the foregoing information that the Company is a corporation with Mexican shareholders constituting the majority of its shareholders.

Remuneration for Board Members and Officers

During the fiscal year ending on December 31, 2004, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $56,500 MXP per member for all the meetings held throughout 2004.

Officers

The Company does not have employees since it is only a shareholder. Mr. Daniel Hajj Aboumrad is the CEO, in addition to being the CEO of América Móvil, and did not receive any payment whatsoever from the Company for the 2004 fiscal year.

Statutory Auditors

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor is Public Accountant Fernando Espinosa López.

Comité de Auditoría

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;
- Give an opinion about transactions with related persons, and
- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article Twenty-Four, Section XIV of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

José Kuri Harfush	Chairman
Juan Antonio Pérez Simón	
Eduardo Valdés Acra	

Said committee has at least one finance expert.

During the fiscal year ending on December 31, 2004, the auditing committee members only received their fees as payment for attending the auditing committee meetings. The payment was $22,750 gross MXP per member for the whole year.

d) Bylaws and other Agreements

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

The last reform in the Company's bylaws was approved at the general extraordinary shareholders' meeting held on December 8, 2003.

General Information The Company was incorporated on December 5, 1996 as a variable capital business corporations derived from the spin-off from CGT, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 3.935 billion series-A shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock. Shares can be subscribed by Mexican and foreign investors.

Neither the Company nor any of its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

Stock Registry Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' meetings Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Company's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares.

The quorum needed for the first summons of a general extraordinary shareholders' meeting

or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting.

In order for a special shareholders' meeting to adopt a resolution, whether by a first or ulterior call, the favorable vote of the at least 50% of the outstanding shares is needed.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase their shares from the Company. The remainder of the net profits, if any, shall be available for distribution as.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done prorated manner or by draw. Also, shareholders may approve amortization of shares fully paid-in with profits withheld. Said amortization would be carried out by means of a share repurchased in the BMV (should hte shares be registered therein).

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the National Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Company shall not directly admit, as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause. To date, the majority of América Telecom is controlled by Mexicans, and foreign participation in its capital stock constitutes a minority.

Minimum Fixed and Variable Capital As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. The issuance of shares of variable capital stock contrary to the shares of the fixed portion does not require an amendment to the bylaws; however, the approval of the general ordinary shareholders' meeting is needed.

Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely

or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's shares of variable capital stock shall be carried out at the lesser of (i) 95.0% of the average share price per volume of the operations traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share of variable stock calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the previous fiscal year prior to the date on which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the Bylaws, the duration of the Company is indefinite.

Share Repurchase At any time, the Company may purchase its own shares through the BMV at any time at the prevalent market price. The board of directors must authorize said purchase, and said board shall designate the officers responsible to carry out said operations and the maximum amount that may be applied for said purpose, in the understanding that under no circumstances may the resources earmarked for said operations exceed the total balance of the Company's net profits, including withheld profits. In the cases of share repurchases, the amount of the operation shall be charged against the net worth while said shares pertain to the issuer or, should it be resolved that they be returned to the treasury, the Company's capital stock shall be automatically reduced by an amount equal to the theoretical value of each repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares prior to said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are resold for an amount equal to their assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating the quorum or vote in any shareholders' meeting during said period.

Repurchase in the Case of Registry Cancellation If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Company or pursuant to a resolution adopted by the CNBV, then the Company's bylaws and the CNBV's regulations require that majority shareholders must make a public tender to purchase the shares that were previously owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price pondered by the volume of the operations corresponding to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer; and the Company must demonstrate that the amount to offer for the shares offered to the greater investing public is less than 30,000 investment units.

Shareholders' Conflict of Interest Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Right to Withdraw At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "Directors and Shareholders – Duties of the Auditing Committee."

Restrictions There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

STOCK MARKET

a) Shareholder Structure

The Company has authorized 3,935,076,076 ordinary series-A-1 shares, which are registered, without par value and include the right to vote. As of December 31, 2004, 3,500,645,759 shares were outstanding. As of May 31, 2005 3,488,158,759 shares were outstanding.

b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last two fiscal years.



	2002	2003	2004
Volumen	1,838,467,000	3,142,630,000	8,787,940,000
Máximo	8.5	14.6	32.5
Mínimo	5.15	5.9	14.51
Cierre	6.1	14.51	31.92

[Space left blank intentionally]

Below is an information table that shows the quarterly performance of the shares in the BMV during the last two fiscal years.



	1T03	2T03	3T03	4T03	1T04	2T04	3T04	4T04
Volumen	880,901,200	424,785,800	950,784,700	1,086,178,00	1,861,041,00	2,770,285,00	1,414,437,00	2,742,176,00
Máximo	6.7	9.8	12.42	14.6	23.1	23.9	24.8	32.5
Mínimo	5.9	6.3	9.25	11.9	14.51	18.8	20.15	23.8
Cierre	6.35	9.77	12.05	14.51	22.58	22.2	24.6	31.92

[Space left blank intentionally]

Below is an information table that shows the monthly performance of the shares in the BMV in the second semester of 2004.



	Jul-04	Ago-04	Sep-04	Oct-04	Nov-04	Dic-04
VOLUMEN	350,023,500	239,848,900	824,766,800	603,604,200	1,190,210,000	948,362,000
MAXIMO	22.8	22.6	24.8	28.01	28.9	32.5
MINIMO	21.35	20.35	21.15	23.8	26.6	28
CIERRE	22.47	21.3	24.6	27.89	27.9	31.92

[Space left blank intentionally]

6) PERSONS IN CHARGE

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, Director of Administration and Finance, and Chief Counsel

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

"We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 30, 2005

[Signature on the original document]
MR. DANIEL HAJJ ABOUMRAD
CEO

[Signature on the original document]
MR. ARMANDO IBANEZ VAZQUEZ[2]
Director of Administration and Finance

[2] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title to the CFO as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such CEO or similar officer thereof.

External Auditor

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003 and exclusively regarding information in the audited consolidated financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

"I hereby state under oath that the financial statements for América Telecom, S.A. de C.V. and its subsidiaries to December 31, 2004 and 2003 contained in this annual report were audited according to the generally accepted accounting principles in Mexico. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err."

Mr. Fernando Espinosa López
Mancera, S.C
Part of Ernst & Young Global

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
with Report of Independent Auditors

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

Contents:

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
América Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Tracfone Wireless, Inc., which were originally prepared in conformity with accounting principles generally accepted in the United States of America and account for 1% of total assets and 7% of total operating revenues at December 31, 2004, were examined by other independent auditors. Consequently, our opinion, insofar as it relates to the financial information of such subsidiary (prior to its conversion to accounting principles generally accepted in Mexico), is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of the foreign subsidiaries to accounting principles generally accepted in Mexico performed by América Móvil, S.A. de C.V.) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other independent auditors referred to in the first paragraph above, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Fernando Espinosa

Mexico City
February 25, 2005

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31	
	2004	2003
Assets		
Current assets:		
Cash and short-term investments	$ 16,550,979	$ 9,958,333
Marketable securities and instruments available for sale (Note 3)	2,590,038	836,126
Accounts receivable, net (Note 4)	20,807,599	12,024,840
Related parties (Note 16)	977,298	681,426
Inventories, net (Note 5)	11,243,231	5,500,654
Prepaid expenses (Note 6)	176,323	194,387
Other current assets (Note 7)	3,102,528	2,101,403
Total current assets	55,447,996	31,297,169
Long-term and other investments (Note 9)	652,070	2,680,871
Plant, property and equipment, net (Note 7)	84,913,441	74,854,931
Prepaid expenses (Note 6)	2,425,611	2,836,476
Licenses, net (Note 8)	27,971,131	27,147,383
Trademarks, net (Note 8)	7,057,238	8,294,001
Goodwill, net (Note 8)	15,106,467	10,765,888
Other non-current assets (Note 7)	6,765,661	2,416,517
Total assets	$ 200,339,615	$ 160,293,236
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 13)	$ 11,499,871	$ 3,656,594
Accounts payable and accrued liabilities (Note 12)	36,637,915	21,058,583
Taxes payable	5,379,729	3,138,097
Related parties (Note 16)	92,391	85,275
Deferred revenues	7,082,045	4,863,250
Total current liabilities	60,691,951	32,801,799
Long-term debt (Note 13)	68,796,627	58,796,143
Deferred taxes (Note 18)	6,205,912	3,779,267
Deferred credits	222,770	136,126
Total liabilities	135,917,260	95,513,335
Stockholders' equity (Note 17):		
Capital stock	4,453,374	4,489,959
Stock premium	422,733	422,732
Retained earnings:		
Prior years	5,613,295	7,097,777
Net income for the year	5,481,414	5,139,018
	11,094,709	12,236,795
Other accumulated comprehensive income items	1,458,869	(759,310)
Total majority stockholders' equity	17,429,685	16,390,176
Minority interest	46,992,670	48,389,725
Total stockholders' equity	64, 422,355	64,779,901
Total liabilities and stockholders' equity	$ 200,339,615	160,293,236

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2004)

	Year ended December 31 2004	2003
Operating revenues		
Services:		
Usage charges	$ 70,180,060	$ 51,385,074
Monthly rent	18,147,241	12,243,427
Long-distance	10,782,733	7,769,316
Other services	11,611,124	6,307,516
Sale of handsets and accessories	24,025,639	12,695,974
	134,746,797	90,401,307
Operating costs and expenses:		
Cost of sales and services	61,147,278	35,314,659
Cost of sales and services with related parties	4,268,679	4,104,539
Commercial, administrative and general	26,286,300	16,771,361
Commercial, administrative and general with related parties	736,495	556,510
Depreciation and amortization (Notes 7 to 10)	19,596,906	14,874,392
	112,035,658	71,621,461
Operating income	22,711,139	18,779,846
Comprehensive financing income:		
Interest income	2,405,417	2,722,138
Interest expense	(5,158,434)	(4,369,128)
Interest (expense) income with related parties	(661)	4,950
Exchange gain, net	2,113,946	1,009,492
Monetary position gain, net	3,684,696	2,782,730
Other financing cost, net	(1,110,768)	(199,224)
	1,934,196	1,950,958
Other income (expenses), net	89,033	(1,108,017)
Income before income tax and employee profit sharing	24,734,368	19,622,787
Provisions for:		
Income tax (Note 18)	(8,080,107)	(3,391,786)
Asset tax	-	(10,984)
Employee profit sharing	(539,770)	(260,805)
	(8,619,877)	(3,663,575)
Income before equity interest in net loss of associated companies	16,114,491	15,959,212
Equity interest in net loss of associated companies	(92,763)	(136,312)
Net income	$ 16,021,728	$ 15,822,900
Distribution of net income:		
Majority interest	$ 5,481,414	5,139,018
Minority interest	10,540,314	10,683,882
Net income	$ 16,021,728	$ 15,822,900
Weighted average number of common shares outstanding (million)	3,564	3,690
Net majority interest earnings per share	$ 1.538	$ 1.393

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Capital stock	Stock premium	Retained earnings: Reserve for purchase of Company's own shares	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income items	Total majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Balance at December 31, 2002	$ 4,517,974	$ 422,733	$ 1,621,907		$ 6,914,919	$ 8,536,826	$ (1,168,880)	$ 12,308,653	$ 36,562,059		$ 48,870,712
Repurchase of Company's own shares	(28,014)		(1,023,094)			(1,023,094)		(1,051,108)			(1,051,108)
Increase in legal reserve				$ 81,48	(81,488)						
Cumulative effect of adoption of a new accounting principle of subsidiary					(42,677)	(42,677)		(42,677)	(75,213)	$ (117,890)	(117,890)
Increase in legal reserve for the cash purchase of Company's own shares			1,616,507		(1,616,507)						
Cash purchase of subsidiary's own shares					(305,316)	(305,316)	(33,688)	(339,004)	(614,062)		(953,066)
Comprehensive income:											
Net income for the year					5,139,018	5,139,018		5,139,018	10,683,882	15,822,900	15,822,900
Other comprehensive income items:											
Dividends paid by subsidiary									(532,889)		(532,889)
Result from holding non-monetary assets, net of deferred taxes							(2,096,023)	(2,096,023)	(3,874,391)	(5,970,414)	(5,970,414)
Excess of the book value over price paid of subsidiary					(67,962)	(67,962)		(67,962)	(119,778)		(187,740)
Effect of translation of foreign entities of subsidiary							2,539,279	2,539,279	4,692,481	7,231,760	7,231,760
Minority interest									1,667,636		1,667,636
Comprehensive income for the year										$ 16,966,356	
Balance at December 31, 2003	4,489,960	422,733	2,215,320	81,48	9,939,987	12,236,795	(759,312)	16,390,176	48,389,725		64,779,901
Repurchase of Company's own shares	(36,586)		(3,083,727)			(3,083,727)		(3,120,313)			(3,120,313)
Increase in legal reserve				252,60	(252,607)						
Excess of the book value over price paid					7,345	7,345		7,345	10,890		18,235
Increase in legal reserve for the cash purchase of Company's own shares			4,149,335		(4,149,335)						
Repurchase of subsidiary's shares					(3,547,118)	(3,547,118)	(173,068)	(3,720,186)	(8,707,787)		(12,427,973)
Comprehensive income:											
Net income for the year					5,481,414	5,481,414		5,481,414	10,540,314	$ 16,021,728	16,021,728
Other comprehensive income items:											
Dividends paid by subsidiary									(943,169)		(943,169)
Result from holding non-monetary assets, net of deferred taxes							(1,000,794)	(1,000,794)	(1,491,373)	(2,492,167)	(2,492,167)
Effect of translation of foreign entities of subsidiary							3,392,041	3,392,041	5,283,874	8,675,915	8,675,915
Minority interest									(6,089,804)		(6,089,804)
Comprehensive income for the year										$ 22,205,476	
Balance at December 31, 2004	$ 4,453,374	$ 422,733	$ 3,280,927	$ 334,09	$ 7,479,638	$ 11,094,709	$ 1,458,869	$ 17,429,683	$ 46,992,670		$ 64,4,422,353

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Year ended December 31 2004	2003
Operating activities		
Net income	$ 16,021,728	$ 15,822,900
Add (deduct) items not requiring the use of resources:		
Depreciation	12,256,787	10,231,574
Amortization	6,597,722	4,642,818
Amortization of loss on sale and lease back	483,491	140,998
Amortization of prepaid expenses	258,906	79,342
Deferred income tax	2,751,735	28,555
Equity interest in net loss of associated companies	92,763	136,312
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Accounts receivable	(8,782,759)	(5,146,059)
Prepaid expenses and other current assets	(831,102)	(4,295,254)
Inventories	(5,742,577)	(2,211,160)
Other non-current assets	(4,349,144)	(2,613,750)
Increase (decrease) in:		
Accounts payable and accrued liabilities	12,685,963	9,068,493
Related parties	(288,756)	(3,921)
Deferred revenues and credits	2,305,439	2,046,278
Taxes payable	2,241,632	1,111,111
Deferred taxes	(325,090)	1,510,087
Resources provided by operating activities	35,376,738	30,548,324
Financing activities		
New loans	52,732,687	30,256,003
Repayment of loans	(34,888,924)	(23,548,030)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(15,548,226)	(2,004,173)
Cash dividends paid	(943,169)	(532,889)
Resources provided by financing activities	1,352,368	4,170,911
Investing activities		
Investment in plant, property and equipment	(21,228,862)	(23,520,032)
Investment in subsidiaries and associated companies	584,107	(2,221,683)
Minority interest	(7,518,628)	(1,058,546)
Initial cash from companies acquired	322,083	916,602
Investment in licenses	(541,248)	(7,806,562)
Investment in trademarks	-	(1,901,759)
Investment in marketable securities	(1,753,912)	752,500
Resources used in investing activities	(30,136,460)	(34,839,480)
Net increase (decrease) in cash and short-term investments	6,592,646	(120,245)
Cash and short-term investments at beginning of year	9,958,333	10,078,578
Cash and short-term investments at end of year	$ 16,550,979	9,958,333

The accompanying notes are an integral part of these financial statements.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos with purchasing power
at December 31, 2004)

1. Description of the Business

a) Spin-off from Carso Global Telecom, S.A. de C.V.

América Telecom, S.A. de C.V. (hereinafter the Company or América Telecom) was incorporated on November 30, 2001, as a result of the spin-off from Carso Global Telecom, S.A. de C.V. (hereinafter Telecom).

The principal assets of América Telecom at December 31, 2004 and 2003 consist of the equity investment in América Móvil, S.A. de C.V. and subsidiaries (América Móvil), as well as in another company in the telecommunications sector.

Teléfonos de México, S.A. de C.V. (Telmex), a subsidiary of both Telecom and Radiomóvil Dipsa, S.A. de C.V. (Telcel), a significant subsidiary of América Telecom, have extensive operational relationships, including, among others, the interconnection of their respective networks and the common use of facilities, particularly with respect to the offices and installation they share on premises owned by Telmex. These operational relationships are subject to various agreements, which for the most part, were in place prior to the spin-off. Most of these agreements are subject to specific regulations governing all telecommunications operations. The terms of these agreements are similar to those under which each of these subsidiaries does business with unaffiliated parties.

The Company has no employees of its own; all administrative services are provided by an affiliate.

b) Operations of the Company

América Telecom is the leading provider of wireless communications services in Latin America through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the tradename "Telcel". América Telecom has the most extensive nationwide cellular telecommunications coverage in Mexico.

Additionally, América Telecom has equity investments in subsidiaries and associated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay, Venezuela, Spain and the United States.

At December 31, 2004 and 2003, the America Telecom's equity interest in its principal subsidiaries and associated companies is as follows:

Name of company	Location	% equity interest at December31 2004	2003
Subsidiaries: (1)			
América Móvil, S.A. de C.V.	Mexico	40.28%	36.2%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0	100.0
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (TracFone)	USA	98.2	98.2
Telecom Américas, Ltd: (2) (Telecom Americas)	Bermuda	97.8	97.5
ATL-Algar Telecom Leste, S.A. (ATL)	Brazil	97.8	97.5
Americel, S.A. (Americel)	Brazil	96.3	96.0
Telet, S.A. (Telet)	Brazil	96.8	96.5
Tess, S.A. (Tess)	Brazil	97.8	97.5
BSE, S.A. (BSE)	Brazil	97.8	97.5
BCP, S.A. (BCP)	Brazil	97.8	97.5
ALBRA, S.A. (ALBRA)	Brazil	97.8	97.5
STEMAR, S.A. (STEMAR)	Brazil	97.8	97.5
América Central Tel, S.A. (ACT): (3)	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	99.0	98.8
Newcotel, S.A.	Guatemala	99.0	98.8
Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom)	Guatemala	99.0	98.8
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	99.0	98.8
Telglob, S.A.	Guatemala	99.0	98.8
Telefonía Pública de Guatemala, S.A. (Publitel)	Guatemala	99.0	98.8
Arrendadora en Telecomunicaciones, S.A.	Guatemala	98.3	
AMX El Salvador, L.L.C.	Delaware	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4)	El Salvador	95.2	51.0
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	94.9	51.0
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	94.9	51.0
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	94.9	51.0
Publicom, S.A. de C.V. (Publicom)	El Salvador	94.9	51.0
Comunicación Celular, S.A. (Comcel): (5)	Colombia	99.2	95.6
Occidente y Caribe Celular, S.A. (Occel)	Colombia		93.4
Celcaribe, S.A.	Colombia		94.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina		60.0
Corporativo Empresarial de Comunicaciones, S.A. de C.V.	Mexico	99.9	99.9

Name of company	Location	% equity interest at December31 2004	2003
CTI Holdings, S.A. (6)	Argentina	100.0	92.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	100.0	92.0
CTI PCS, S.A. (CTI PCS)	Argentina	100.0	92.0
Empresa Nicaragüense de Telecomunicaciones, S.A.	Nicaragua	99.0	
Megatel Honduras, S.A. de C.V. (Megatel) (7)	Honduras	100.0	
AM Wireless Uruguay, S.A.	Uruguay	100.0	
Affiliates: (1)			
Grupo Telvista, S.A. de C.V. (formerly Organización Recuperadora de Cartera, S.A. de C.V.)	Mexico	45.0	45.0
Génesis Telecom, S.A.	Venezuela	25.0	25.0
Iberbanda, S.A.	Spain	17.8	17.8
Network Access Solutions	USA	2.0	2.0
US Commercial Corporation, S.A. de C.V.	Mexico		29.7

(1) See Note 9 for a description of activity in subsidiaries and associated companies.
(2) The name "Telecom Américas" as used hereinafter will refer collectively to the companies ATL, Americel, Telet, Tess, BCP, BSE, ALBRA and STEMAR.
(3) Includes Nicaragua operations.
(4) The name "CTE" as used hereinafter will refer collectively to the companies CTE, Personal, Cablenet, Telecomoda and Publicom.
(5) On December 31, 2004, Occidente y Caribe Celular, S.A. (Occel) and Celcaribe, S.A. were merged into Communicación Celular, S.A. (Comcel), the surviving company. The merger gave rise to no important effects. All merged entities will hereinafter be referred to as Comcel.
(6) The name "CTI" as used hereinafter will refer collectively to the companies CTI Holdings, CTI Interior and CTI PCS.
(7) In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A. de C.V.

América Telecom through its subsidiaries has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Honduras, Uruguay, El Salvador, Ecuador, Colombia, Argentina and Brazil. Such licenses will expire on various dates between the years 2008 and 2028.

In general, the licenses granted to the Company do not require royalty payments to the respective governments. However, licenses awarded in Mexico, Nicaragua, Honduras, Ecuador, Colombia, Argentina and Brazil generate the payment of contributions to their respective governments, based in some cases on revenues and in other cases on the number of channels in operation.

Telgua, CTE and Enitel provide fixed-line telephone services.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States (the U.S.A.).

In December 2002, the Mexican Federal government awarded Telcel a license to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the Mexican government.

In February 2003, Telecom Américas, Ltd. switched its original Band B cellular concessions, from a mobile cellular communications system (SMC) to personal communication services (PCS). This change will allow this company to exercise an option to extend the life of the licenses for an additional 15 years, upon payment of a certain fee.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

The Company generally does not charge activation fees to its customers; however, in certain regions, depending upon market and competition strategies, certain activation fees are charged. The Company recognizes these fees, as well as the cost incurred to obtain customers, in the statement of income when the fees are billed. Revenues derived from activation fees are not deferred, since they are not deemed to be material.

Telgua and CTE's revenues from fixed-line telephone installation fees are recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

Costs related to cellular telephone equipment are charged to operations at the time the related revenues are recognized.

d) Interconnection costs

Interconnection costs represent the costs of calls of other carriers that enter the Company's own cellular network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

The Company pays a commission to its distributors for each new customer acquired by the Company through such distributor. Commissions paid with respect to postpaid customers are recognized as expenses at the time the new customer is activated in the Company's records and may begin using the Company's network. Commissions paid with respect to prepaid customer are recognized as deductions in the revenues received from such customer.

Additionally the Company pays loyalty and activation volumes commissions to distributors. The costs associated with such commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of customers acquired by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specific period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on the financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2004. The financial statements for the year ended December 31, 2003, as originally issued, were restated applying the inflation factor of 1.0519, which represents the annual rate of inflation for 2004 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank). Accordingly, the financial statements have been restated as follows:

Telephone plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% a 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% a 25%

Inventories are valued using the average-cost method and restated based on the NCPI. Due to the high turnover, it is estimated that inventories are presented at their replacement cost, which is not in excess of market value. Foreign subsidiaries record their inventories at replacement value, not in excess of market. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets, other than plant, property and equipment, were restated based on the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholder's equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2004 aggregates Ps. 17,326, and the result from holding non-monetary assets that represents the net difference between the specific indexation method (see Note 7) and the constant-peso value method, deferred taxes allocated to equity for the result from holding non-monetary assets and the effect of translation of foreign subsidiaries.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing income.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and associated companies, located in Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina, Brazil, Honduras, Uruguay and the United States, which in the aggregate account for approximately 48% and 39% of the Company's total operating revenues in 2004 and 2003 and approximately 65% of the Company's total assets in 2004 and 2003, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

- The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among others, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described in paragraph f) above), using restatement factors of each country.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, are translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts are translated at the exchange rate at the end of the reporting period.

- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

At December 31, 2004 and 2003, translation income aggregated Ps. 8,675,915 and Ps. 7,231,760, respectively, and is included in stockholders' equity under the caption Effect of translation of foreign entities in Other accumulated comprehensive loss items.

The Company's financial statements at December 31, 2003 were restated to constant Mexican pesos with purchasing power at December 31, 2004 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash, cash equivalents, marketable securities and instruments available for sale

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less; and marketable securities are represented by equity securities and foreign government bonds held for trading purposes. Both are valued at market.

i) Hedging instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered, as required by Mexican accounting Bulletin C-2, *Financial Instruments*, issued by the MIPA (see Note 10).

j) Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

k) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost (either paid or allocated under the purchase method), adjusted by management in Mexico to conform to Mexican GAAP (as described in notes 2(f) and 2(g) above) and amortized using the straight-line method over the initial term of the license. Licenses to operate wireless mobile (PCS) in Mexico, Guatemala, Nicaragua, Honduras, Uruguay, Ecuador, Colombia, Argentina and Brazil are being amortized over periods ranging from 15 to 25 years (see Note 8).

l) Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent experts using the discounted cash-flow techniques and are amortized using the straight-line method over a ten-year period. (see Note 8).

m) Equity investments in associated companies

The investment in shares of associated companies (in which the Company has significant influence) is accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders' equity of the investees at the time such results are determined (see Note 9).

n) Goodwill

Goodwill represents the excess purchase price over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized using the straight-line method over a ten-year period (see Note 8).

o) Impairment of assets

The Company annually evaluates for impairment its long-lived assets, including licenses and trademarks. An impairment loss is recognized only if the carrying amount of such long-lived assets is not recoverable and exceeds its estimated market value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated market value. Recoverability for assets identifiable to individual locations, such as licenses and trademarks, is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. At December 31, 2004 and 2003, no impairment loss was determined.

p) Liabilities, provisions, contingent assets and liabilities and commitments

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-9, *Liabilities, Provisions, Contingent Assets and Liabilities and Commitments*, issued by the MIPA. Bulletin C-9 is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new issue. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions.

As a result of the application of Bulletin C-9, at December 31, 2003, the Company recorded a provision at present value of Ps. 163,917 for costs related to dismantling retired assets. Such amount was computed based on existing prices in each country where the Company operates. The initial accumulated effect of the application of this accounting pronouncement, net of deferred taxes, in the amount of Ps. 117,890 was recognized as an adjustment to the balance of retained earnings at the beginning of the period.

Starting in 2004, the Company began to charge a provision to results of operations for its rewards plan for its post-payment customers. The amount of the provision was computed based on actuarial studies conducted by independent experts (see Note 12). Increases to the provision are charged to operations.

q) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

r) Labor obligations

The cost of seniority premiums for the applicable subsidiaries (mainly in Mexico) is recognized periodically during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, *Labor Obligations*, issued by the MIPA (see Note 11). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

s) Income tax and employee profit sharing

Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, issued by the MIPA, requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, or the rate that will be in effect at the time the deferred tax assets and liabilities are expected to be recovered or settled, respectively.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized on non-recurring temporary differences for which there is a known turnaround time.

t) Advertising

All advertising costs are expensed as incurred. For the years ended December 31, 2004 and 2003, advertising expenses amounted to approximately Ps. 4,260,828 and Ps. 2,763,865, respectively.

u) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, *Comprehensive Income*, issued by the MIPA, comprehensive income consists of current year net income plus the effects of deferred taxes, labor obligations, the translation of foreign entities, minority interest, the result from holding non-monetary assets and changes in the fair value of instruments classified as available for sale applied directly to stockholders' equity.

v) Earnings per share

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, *Earnings per share*, issued by the MIPA. To determine the average weighted number of shares issued and outstanding in 2004 and 2003, the number of repurchased treasury shares has been excluded from the computation.

w) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in certain captions. Actual results could differ from those estimates.

x) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Móvil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates and other events.

Approximately 40% and 34% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 2004 and 2003, respectively, represented services rendered from one supplier; approximately 70% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 70% and 65% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost-effective basis, the Company's business and results of operations could be adversely affected.

y) Financial instruments with characteristics of both liabilities and equity

Requirements of Bulletin C-12, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, went into effect on January 1, 2004. The objective of Bulletin C-12 is to specify the differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments, as well as the rules for disclosing such instruments. The application of this new accounting pronouncement on the Company's convertible debt resulted in no change in the accounting treatment given to such instruments (see Note 10).

z) New accounting pronouncements

The new accounting pronouncements that will be in force as of 2005 are as follows:

Business acquisitions

In May 2004, the MIPA issued Mexican accounting Bulletin B-7, *Business Acquisitions*. The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Bulletin B-7 also eliminates the option of amortizing goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control.

Management believes that the adoption of this accounting pronouncement will give rise to a decrease in the Company's operating expenses for 2005 of approximately Ps. 2,101 million, derived from the proscription of amortization of goodwill.

Financial instruments

In April 2004, the MIPA amended Mexican accounting Bulletin C-2, *Financial Instruments*. The amendments establish changes in the rules for valuing instruments classified as *available-for-sale* at their fair value and, unlike the previous Bulletin C-2, require the disclosure of such instruments at fair value in stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of this pronouncement is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended.

Accounting for derivative instruments and hedging activities

In April 2004, the MIPA issued Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*. The observance of Bulletin C-10 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Labor obligations

In January 2004, the MIPA issued the revised accounting Bulletin D-3, *Labor Obligations*. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules is compulsory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

z1) Reclassifications

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with 2004.

3. Marketable Securities and Instruments Available for Sale

An analysis of this caption at December 31, 2004 and 2003 is as follows:

	2004		2003	
	Cost	Fair value	Cost	Fair value
Marketable securities:				
Foreign government bonds	$ 533,825	$ 635,439	$ 373,886	$ 390,486
Equity securities	175,484	183,799	494,050	445,640
	709,309	819,238	867,936	836,126
Securities available for sale:				
USCO	1,767,000	1,770,800		
	$ 2,476,309	$ 2,590,038	$ 867,936	$ 836,126

At December 31, 2004 and 2003, net unrealized gains (losses) on marketable securities were Ps. 109,929 and Ps. (31,810), respectively. Net realized gains were Ps. 219,841 and Ps. 512,532 in 2004 and 2003, respectively.

At December 31, 2004, the net unrealized gains on instruments available for sale was Ps. 3,800. The Company did not have these kinds of investments in prior years.

4. Accounts Receivable

Accounts receivable consist of the following:

	2004	2003
Subscribers	$ 14,193,426	$ 9,200,082
Retailers	2,356,915	1,652,863
Cellular operators for interconnections	2,141,013	999,236
Recoverable taxes	2,503,146	1,257,620
Other	2,728,431	893,046
	23,922,931	14,002,847
Less: Allowance for bad debts	(3,115,332)	(1,978,007)
Total	$ 20,807,599	$ 12,024,840

Activity in the allowance for bad debts for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Opening balance as of December 31	$ (1,978,007)	$ (463,504)
Increases charged to costs and expenses	(1,662,457)	(900,394)
Effect of acquired companies	(148,611)	(1,317,310)
Charges to the allowance	673,743	703,201
Ending balance	$(3,115,332)	$ (1,978,007)

At December 31, 2004, the caption Retailers includes an allowance for doubtful accounts of Ps. 128,022.

The caption Others at December 31, 2004 includes an account due from third parties in the amount of Ps. 1,254 million, derived from the sale of the Company's telephone plant under a lease back agreement (see Note 7).

5. Inventories

An analysis of inventories at December 31, 2004 and 2003 is as follows:

	2004	2003
Cellular telephones, accessories, cards and others	$ 11,510,879	$ 5,708,773
Less:		
Reserve for obsolete and show-moving inventories	(267,648)	(208,119)
Total	$ 11,243,231	$ 5,500,654

6. Prepaid Expenses

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V. (hereinafter Operadora Unefon), whereby the latter agrees to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band "A") radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of Ps. 3,077 million (US$ 267.7 million) that represented the present value of the amounts due over the term of the contract and which is being amortized using the straight-line method over a 16-year period.

At December 31, 2004 and 2003, the current portion of prepaid expenses is Ps. 176,323 and Ps. 194,387 and the long-term portion of prepaid expense is Ps. 2,425,611 and Ps. 2,836,476, respectively.

7. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2004	2003
Telephone plant and equipment	$ 97,538,865	$ 88,070,692
Land and buildings	6,896,107	7,415,904
Other assets	18,696,446	15,601,893
	123,131,418	111,088,489
Less: Accumulated depreciation	(48,649,343)	(43,032,834)
Net	74,482,075	68,055,655
Construction in progress and advances to equipment suppliers	8,967,291	5,845,551
Inventories for use in construction of the telephone plant	1,464,075	953,725
Total	$ 84,913,441	$ 74,854,931

b) Included in plant, property and equipment are the following assets held under capital leases:

	2004	2003
Assets under capital leases	$ 4,928,023	$ 1,075,116
Accumulated depreciation	(179,348)	(64,011)
	$ 4,748,675	$ 1,011,105

c) During 2004 and 2003, the Company sold part of its telephone plant to unrelated parties for Ps. 3,934 and Ps. 999 million, respectively, that it subsequently leased under a leaseback program. This transaction gave rise to a loss of approximately Ps. 5,615 million in 2004 and Ps. 2,928 million in 2003, which in conformity with Mexican accounting Bulletin D-5, *Leases*, was deferred and is being amortized based on the remaining useful life of the assets.

At December 31, 2004, the Company recorded deferred charges related to the above-mentioned sale in the short- and long-term of Ps. 1,194,495 and Ps. 6,765,661, which are included as part of the caption Other assets in the balance sheet (Ps. 417,867 and Ps. 2,416,517 at December 31, 2003)

At December 31, 2004 and 2003, the amortization of such deferred assets aggregated Ps. 483,491 and Ps. 140,998, respectively.

d) Depreciation expense for the years ended December 31, 2004 and 2003 was Ps. 12,256,787 and Ps. 10,231,574, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2004 and 2003 this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 96% of the value of the telephone plant, property and equipment (89% in 2003) has been restated using specific indexation factors.

f) Following are the plant, property and equipment amounts at December 31, 2004 and 2003, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2004	2003
Telephone plant and equipment	$ 109,130,369	$ 98,364,293
Land and buildings	10,678,498	6,566,028
Other assets	20,252,866	15,552,830
	140,061,733	120,483,151
Less: Accumulated depreciation	(56,888,947)	(46,399,056)
Net	83,172,786	74,084,095
Construction in progress and advances to equipment suppliers	8,967,291	5,845,551
Inventories for use in construction of the telephone plant	1,464,075	953,725
Total	$ 93,604,152	$ 80,883,371

8. *Intangible Assets*

A summary of intangible assets as of December 31, 2003 and 2004 is as follows:

	2004						
	Useful life	Balance at January 1	Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	15 and 25 years	$ 24,352,47	548,748		(7,500)		$ 24,893,724
Effects of translation		5,779,38		3,950,313			9,729,697
Accumulated amortization		(2,984,47				(3,667,813)	(6,652,290)
Net		$ 27,147,38	548,748	3,950,313	(7,500)	(3,667,813)	$ 27,971,131
Trademarks	10 years	$ 9,051,02					$ 9,051,029
Effects of translation				(408,690)			(408,690)
Accumulated amortization		(757,02				(828,073)	(1,585,101)
Net		$ 8,294,001		(408,690)		(828,073)	$ 7,057,238
Goodwill	10 years	$ 14,286,32	5,571,615		(259,540)		$ 19,598,404
Effects of translation		840,89		1,130,341			1,971,237
Accumulated amortization		(4,361,33				(2,101,837)	(6,463,174)
Net		$ 10,765,88	5,571,615	1,130,341	(259,540)	(2,101,837)	$ 15,106,467

	2003						
	Useful life	Balance at January 1	Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	15 and 20 years	$ 17,343,737	8,565,549		(1,556,810)		$ 24,352,476
Effects of translation				5,779,384			5,779,384
Accumulated amortization		(529,655)				(2,454,822)	(2,984,477)
Net		$ 16,814,082	8,565,549	5,779,384	(1,556,810)	(2,454,822)	$ 27,147,383
Trademarks	10 years	$ 7,149,270	1,901,759				$ 9,051,029
Accumulated amortization						(757,028)	(757,028)
Net		$ 7,149,270	1,901,759			(757,028)	$ 8,294,001
Goodwill	10 years	$ 9,875,638	4,410,691				$ 14,286,329
Effects of translation				840,896			840,896
Accumulated amortization		(3,150,709)				(1,210,628)	(4,361,337)
Net		$ 6,724,929	4,410,691	840,896		(1,210,638)	$ 10,765,888

9. Long-Term and Other Investments

An analysis of this caption at December 31, 2004 and 2003 is as follows:

	2004	2003
Investments in:		
Associated companies	$ 362,382	$ 2,306,138
Other investments	289,688	374,733
Total	$ 652,070	$ 2,680,871

I. Investments in associated companies

An analysis of equity investments in associated companies at December 31, 2004 and 2003, and a brief description of major acquisitions is as follows:

	2004	2003
Grupo Telvista, S.A. de C.V.	$ 362,382	$ 447,431
US Commercial Corporation, S.A. de C.V.	-	1,858,707
Total	$ 362,382	$ 2,306,138

CompUSA

In December 2003, the Company exchanged its 49% equity interest in CompUSA, Inc. for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V. ("USCO"). The Company received an additional Ps. 189 million on the exchange. This transaction gave rise to a loss of Ps. 293,496, which was included in the statement of income of 2003 under the caption Other income (expenses), net.

América Telecom's equity interest in the net loss of CompUSA at December 31, 2002 includes impairment on its goodwill of Ps. 2,248,138, which is included under the caption Equity interest in net loss of associated companies in the statement of income

In January 2004, the Company classified its investment in USCO as available for sale to enable a possible sale of USCO shares and expand its wireless communication services.

II. Investment in subsidiaries

a) At December 31, 2004 and 2003, the number of shares that the Company holds in América Móvil and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	Number of shares		% equity interest	
Series	2004	2003	2004	2003
AA	2,529,151	2,500,000	69.35	68.55
A	48,140	48,140	17.36	16.49
L	2,362,709	2,101,861	27.48	22.82

In 2004 and 200, the shares of América Móvil acquired were as follows:

		2004		2003
Millions of series "AA" shares acquired		29		
Millions of series "L" shares acquired		261		409
Book value	$	1,683,302	$	1,907,412
Acquisition cost		5,947,294		4,368,594
Goodwill for the period	$	4,263,992	$	2,461,182

At December 31, 2004 and 2003, the Company has obtained several loans providing in guaranty 63.6 and 47.6 million América Móvil ADR's (American Depository Receipts), respectively, which represent 1,271 and 952 million shares at those dates (see Note 14). Such shares will be released at the maturity date of such loans.

As explained in detail in subsequent paragraphs, during 2004 and 2003, América Móvil acquired several subsidiaries. The results of operations of the acquired entities were incorporated into the Company's financial statements in the month following the acquisition date.

All of América Móvil acquisitions were recorded using the purchase method. Through appraisals made by independent experts, América Móvil determined the fair value of trademarks. The Company made estimations in order to determine the fair value of licenses, based on market values of licenses with similar characteristics.

The purchase price of net acquired assets was allocated based on their estimated market values, as follows:

	Acquisitions in 2004					
	Historical amounts at acquisition date in thousands of U.S. dollars					
	Enitel		Megatel		Total	
Current assets	US$	63,883	US$	7,615	US$	71,498
Fixed assets		107,878		36,526		144,404
Licenses				6,785		6,785
Other assets		7,936		2,569		10,505
Less:						
Current liabilities		48,849		11,115		59,964
Long-term debt		37,640		2,248		39,888
Fair value of net assets acquired	US$	93,208	US$	40,132	US$	133,340
% equity interest acquired		99.03%		100.00%		
Net assets acquired		92,304		40,132		132,436
Amount paid		177,637		81,703		259,340
Goodwill generated	US$	85,333	US$	41,571	US$	126,904

Acquisitions in 2003

	Historical amounts at acquisition date in thousands of U.S. dollars					
	Celcaribe	BSE	CTE	CTI	BCP	Total
Current assets	US$ 13,795	US$ 36,550	US$ 168,503	US$ 110,469	US$ 114,829	US$ 444,146
Fixed assets	17,696	112,714	409,011	93,331	152,713	785,465
Licenses	82,205	101,602	23,640	55,271	494,417	757,135
Trademarks			93,666	90,336		184,002
Other assets			25,055	2,859	5,792	33,706
Less:						
Current liabilities	13,408	38,980	173,420	71,186	106,947	403,941
Long-term debt		2,000	51,250	40,298	17,435	110,983
Fair value of net assets acquired	US$ 100,288	US$ 209,886	US$ 495,205	US$ 240,782	US$ 643,369	US$ 1,639,530
% equity interest acquired	98.08%	97.55%	51.00%	92.00%	100.00%	
Net assets acquired	98,362	204,744	252,055	221,519	643,369	1,420,049
Amount paid	98,362	204,744	417,000	221,519	643,369	1,584,994
Goodwill generated	US$	US$	US$ 164,945	US$	US$	US$ 164,945

Acquisitions in 2004

a) ENITEL (Nicaragua)

In January 2004, América Móvil acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a total purchase price of US$ 49.6 million. In June 2004, the company agreed to purchase an additional 50% equity interest at an additional cost of US$ 128 million. The sale closing date was August 2004. ENITEL is the sole provider of fixed telephone services in Nicaragua.

b) MEGATEL (Honduras)

In June 2004, América Móvil agreed to acquire 100% of the shares of Megatel, S.A. (Megatel), a Honduran cellular phone company. The sale was closed in July 2004 for a final sale price of US$ 81.7 million.

c) AM Wireless Uruguay (Uruguay)

In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of US$ 1 million.

d) CTE (El Salvador)

In October 2003, América Móvil acquired from France Telecom and other investors a 51% equity interest in Compañia de Telecomunicaciones de El Salvador (CTE), for which it paid approximately US$ 417 million. CTE provides fixed mobile and other telecommunications services in El Salvador.

In December 2004, América Móvil purchased from the minority shareholders an additional 41.54% equity interest in CTE for which it paid US$ 294.9 million. Subsequent to such acquisition, plus additional purchases from minority shareholders during 2004, the Company's equity interest in CTE was increased to 95.2% at December 31, 2004. The purchase of the remaining 41.54% was made based on the fair value of CTE's assets at November 2004, giving rise to goodwill of approximately US$ 25.9 million. Since such transaction was considered a gradual acquisition, such goodwill was netted against the negative goodwill generated in 2003.

e) CTI (Argentina)

In October 2003, América Móvil acquired a 64% equity interest in CTI Holdings, S.A. (CTI). In November 2003, América Móvil increased such equity interest to 92% by purchasing additional shares from various minority stockholders. The total purchase price was approximately US$ 221.5 million. In July 2004, América Móvil acquired the remaining 8% equity interest in CTI owned by Techint for US$17.1 million, increasing its total equity interest in CTI to 100%.

The above-mentioned purchase was made based on the net fair value of CTI's assets at June 2004, giving rise to goodwill of approximately Ps. 76,641.

At the time of the acquisition, CTI had US$263 million in principal amount of senior notes due in 2008, which were in default. These notes are subject to an out-of-court reorganization agreement (*acuerdo preventivo extrajudicial* or "APE") in Argentina, which was approved by the court in December 2003. Pursuant to this agreement, the notes will be cancelled in exchange for an aggregate cash payment of approximately US$37.1 million. The ruling through which the APE was approved was ratified in May 2004 and in March the Company paid the US$37.1 million, as agreed, so as to release CTI from its obligations related to the senior notes.

The settlement of the APE gave rise to a gain in 2004 of Ps. 258,862, which was included in the statement of income as part of the caption Other income (expenses), net. Such gain is derived from the difference between the amount paid for the APE and the fair value recognized for CTI's debt at the time it was acquired by América Móvil.

f) Techtel-LMDS Comunicaciones Interactivas (Argentina)

In May 2004, América Móvil sold its 60% equity interest in Techtel to Telmex for Ps. 845,250 (US$ 75,000). Such sale gave rise to a gain of Ps. 18,235, which was recognized in stockholders' equity, since the sale was made by companies under common control.

Acquisitions in 2003

g) CELCARIBE (Colombia)

In February 2003, América Móvil acquired from Millicom International Cellular a 98.08% equity interest in Celcaribe for approximately US$ 98.3 million. As a result, América Móvil has expanded its capacity to provide services throughout Colombia. Celcaribe provides in addition to cellular services, data transmission, Internet and short-message services.

h) BSE (Brazil)

In May 2003, América Móvil, through Telecom Américas, acquired from BellSouth Corporation and Verbier an 89.45% equity interest in BSE, S.A., for approximately US$180 million. Through additional capitalization in May 2003 of approximately US$25 million, the Company increased its equity interest in BSE to 97.55%. BSE provides cellular telecommunications services to approximately one million subscribers in the Ceará, Piaui, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas states in Brazil.

i) BCP (Brazil)

In November 2003, América Móvil, through Telecom Américas, acquired a 100% equity interest in BCP, S.A., for approximately US$ 643.3 million. BCP provides cellular telecommunications services in the Sao Paulo metropolitan area.

Other acquisitions

During 2004, América Móvil invested approximately US$ 39 million in the purchase of minority interest shares in Comcel (Colombia), CTE (El Salvador), and ACT (Guatemala), giving rise to a negative goodwill of approximately US$ 30 million and increasing the Company's equity interest in each company at December 31, 2004, to 99.2%, 95.2% and 99.9%, respectively

During 2003, América Móvil invested approximately US$ 77 million to acquire minority interests in Conecel (Ecuador) and ACT (Guatemala). As a result, at December 31, 2003, the Company increased its equity interest in these subsidiaries to 100%, from 80.6% and 96.9%, respectively.

América Móvil is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2004 and 2003 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable.

The pro forma financial information is not intended to indicate what the effect on the Company would have been had the transactions in question actually occurred, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma consolidated América Telecom for the years ended December 31,	
	2004	2003
Operating revenues:	$ 135,859,603	$ 92,060,131
Net income	16,475,082	15,886,038
Earnings per share (in Mexican pesos)	1.32	1.23

10. Financial Instruments

An analysis of the most important financial instruments at December 31, 2004 and 2003 is as follows:

a) Forwards

As a part of its foreign currency hedging strategy, the Company uses derivatives to reduce the risk associated with exchange rate fluctuations on its foreign currency denominated transactions. During 2004, the Company entered into short-term hedges, which at December 31, 2004, covered liabilities and assets of US$978 and US$ 25 million, respectively. These hedges gave rise to a credit to results of operations of 2004 in the amount Ps. 55,259 for exchange rate fluctuation.

Subsequent event

In February 2005, the Company settled in advance all of its forwards at December 31, 2004, and certain forwards entered into in January 2005 for US$ 1,123 million. On such early settlements, the Company recognized a loss of US$ 9.53 million (Ps. 106,331).

In February 2005, the Company entered into short-term exchange hedges to cover liabilities in the amount of US$ 1,085 million. Such loans mature between 2010 and 2015.

b) Interest-rate swaps

To reduce exposure to financial risks, the Company has contracted interest-rate swaps, whereby the counterparties agree to exchange cash flows for the amount determined by applying agreed rates to the contracted amount. In these specific contracts, the Company agreed to receive the interbank (TIIE) interest rate and pay a fixed rate in all cases. The swaps are recorded in results of operations at their respective market interest rates. At December 31, 2004 and 2003, the Company has contracted Mexican peso interest-rate swaps for notational amounts of Ps. 11,000,000 and Ps. 6,000,000, respectively, and US dollar interest-rate swaps for notational amounts of US$ 826 and US$ 1,426.4 million, respectively. On these contracts, in 2004 the Company credited Ps. 160,083 and charged Ps. 145,455 to comprehensive financing income under the caption Other financial expenses. Additionally, the caption Accounts payable and accrued liabilities includes Ps. 59,105 for interest accrued in 2004.

Also, at December 31, 2004, the Company has contracted interest-rate swaps considered as not for hedging purposes for notational amounts of Ps. 2,500,000 and the fair value of such swaps at the same date represented a credit to results of operations of Ps. 117 million, which is included in comprehensive financing income under the caption Other financial expenses, respectively.

Additionally, at December 31, 2003 and 2004, the Company had contracted cross currency swaps for an amount of US$ 774.3 and US$ 310.4 million, respectively.

All the financial instruments were stated at market value and their effect included in comprehensive financing income.

Subsequent event

In February 2005, the Company contracted interest-rate swaps, for which it will receive the interbank (TIIE) interest rate and pay a fixed rate. The notational amount of such contract was Ps. 700,000. Such loans mature between 2010 and 2015.

11. Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making annual contributions to such fund. During 2004 and 2003, contributions of Ps. 2,065 and Ps. 1,848, respectively, were made to such fund.

The transition assets, past services and variances in assumptions are being amortized over a twenty-five-year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 2004 and 2003 is as follows:

	2004	2003
Service cost	$ 2,108	$ 1,967
Financial cost of projected benefit obligations	603	474
Expected return on plan assets	(398)	(265)
Amortization of actuarial gain	(26)	(24)
Net period cost	$ 2,287	$ 2,152

An analysis of the seniority premium reserve at December 31, 2004 and 2003 is as follows:

	2004	2003
Projected benefit obligations	$ 11,109	$ 9,001
Plan assets	(6,996)	(4,819)
Transition asset	42	50
Actuarial gain	1,499	1,341
Projected net liability	$ 5,654	$ 5,573
Reserve for seniority premiums	$ 4,113	$ 4,182
Current benefit obligations	$ 11,109	$ 9,001

The current net liability was included in the balance sheet under the caption Other accounts payable and accrued liabilities.

The net of inflation rates used to determine the actuarial present value of the benefit obligations at December 31, 2004 and 2003 are presented below for each of the economic assumptions.

	2004	2003
Discount rates	6.8%	6.8%
Expected return on plan assets	6.8	6.8
Salary increase	1.0	1.9

12. Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	2004	2003
Suppliers	$ 26,853,570	$ 13,273,816
Sundry creditors	3,434,500	3,009,238
Contingencies	3,420,912	2,849,707
Interest payable	1,151,685	838,860
Accrued expenses and other provisions	1,185,204	437,489
Guarantee deposits	335,441	333,004
Others	257,603	316,469
Total	$ 36,637,915	$ 21,058,583

b) An analysis of the caption accrued expenses and other provisions at December 31, 2004 and 2003 is as follows:

	Balance at December 31 2003	Increase for the year	Applications to prior years' results of operations		Balance at December 31 de 2004
			Payments	Reversals	
Provision for:					
Vacation premium	$ 66,958	$1,436,153	$ (1,247,549)		$ 255,562
Vacations	56,968	663,200	(636,071)		84,097
Office expenses	74,571	436,201	(342,015)	$ (24)	168,733
Fees	75,075	1,314,903	(1,222,020)	(9,579)	158,379
Retirement of assets	163,917	57,452	(24,736)		196,633
Circulo Azul program		321,800			321,800
	$ 437,489	$4,229,709	$ (3,472,391)	$ (9,603)	$ 1,185,204

13. Debt

The Company's long- and short-term debt consists of the following:

Currency	Description	2004 Rate	Maturity from 2004 to	Total 2004	2003 Rate (1)(2)(3)(4)(5)	Maturity from 2003 to	Total 2003
U.S Dollars							
	Inbursa, S.A. note				1.75%	2004	$ 633,507
	Loans from JP Morgan Chase Bank	L+1.25	2005	$ 1,864,532	L+1.25	2005	1,956,285
	Loans from JP Morgan Chase Bank	L+0.80 to L+1.10	2006	2,816,230	L+0.80 a L+1.10	2006	2,954,818
	Loans from JP Morgan Chase Bank	L+0.625	2010	1,126,480			
	Wachovia Securities	L+0.70	2006	901,185	L+0.70	2006	945,532
	Wachovia Securities	L+0.625	2009	1,126,480			
	Dresdner Bank AG Frankfurt	L+0.65	2009	1,126,480			
	Santander Central Hispano Benelux	L+0.80 to L+1.10	2008	3,379,459	L+0.80 a L+1.10	2008	3,545,765
	Santander Central Hispano Benelux	L+0.62 to L+0.66	2009	2,252,960			
	Exim Bank loans	L+.20 to L+1.25	2010	7,357,555	L+.20 to L+1.65(1)	2009	9,398,103
	Syndicated loans	L+.60	2009	3,379,440	L+.75 to L+1.35	2007	11,819,148
	Fixed-rate senior notes	4.125% to 5.75%	2015	20,197,786	3.3990%	2004	365,044
	Variable-rate senior notes	L+.6250	2007	3,379,440			
	Lines of credit (fixed)	2.7100	2009	252,710			
	Lines of credit (variable)	L+.225 to L+1.60	2009	4,674,892	L+.30 to L+1.50	2006	8,639,206
	Suppliers				3.1675% to 10%	2004	157,384
	BNDES				UMBNDES+4.5% a(2)		
		UMBNDES+4.3%	2008	121,268	UMBNDES+5.05	2008	710,627
	Leasing	8.01	2007	422,247			12,039
	Others	L+.20 a L1.35%	2009	351,665	11.25%	2008	313,660
	Subtotal U.S. dollars			54,730,809			41,451,118
	Mexican pesos						
	Domestic senior notes	Various	2010	13,001,352	Various	2009	11,833,875
	Syndicated loans				THE + .80(3)	2008	1,840,825
	Commercial paper	8.9514%	2005	3,978,551	5.9157%	2004	785,678
	Senior note	10.00%	2005	264,300			
	Lines of credit			-	THE	2004	1,051,900
	Leasing	THE + .40 to THE + .55%	2007	4,484,000	THE + .55	2006	999,305
	Subtotal Mexican pesos			21,728,203			16,511,583
Brazilian reales							
	BNDES	TJLP + 2.80% to TJLP + 4.00%	2007	1,064,452	TJLP + 2.80% a(4) TJLP + 5.00%	2007	2,527,584
	Fixed-rent securities	12.00%	2005	849	CDI + .90(5)	2005	63,752
	Purchase of licenses				12% + Inflation	2010	384,772
	Subtotal reales			1,065,301			2,976,108

Currency	Description	2004 Rate	Maturity from 2004 to	Total 2004	2003 Rate	Maturity from 2003 to	Total 2003
Colombian pesos							
	Lines of credit	DTF + 1.70% to DTF + 2.60%	2005	367,676			
	Bonds	IPC + 7.50%	2013	2,121,209	IPC+7.50%	2010	850,847
	Subtotal Colombian pesos			2,488,885			850,847
	Other currencies						
	Line of credit	6.50%	2005	283,300	6.50%	2004	629,949
	Financial leasing			-	7.00%	2004	33,132
	Subtotal Other currencies			283,300			663,081
	Total debt			80,296,498			62,452,737
	Less: short-term debt and current portion of long-term debt			11,499,871			3,656,594
	Long-term debt			$ 68,796,627			$ 58,796,143

1) L = LIBOR
2) UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3) TIIE = Mexican Equilibrium Funding Rate
4) TJLP = Long Term Interest Rate
5) CDI = Financial Certificate of Deposit

The above-mentioned interest rates are subject to variances in international and local rates. The Company's weighted average interest rate cost on borrowed funds at December 31, 2004 was approximately 7.05% (5.19% at December 31, 2003).

Such rate does not include any interest, commissions and the reimbursement of withheld taxes to creditors (usually 4.9%), which must be reimbursed by the Company. Financing fees are generally equal to ten base points over the financing cost.

Maturities of long-term debt at December 31, 2004 are as follows:

Years	Amount
2006	$ 3,717,415
2007	9,350,139
2008	3,500,727
2009 and thereafter	52,228,346
Total	$ 68,796,627

Senior notes

On March 9, 2004, América Móvil issued senior notes of US$ 500 million and US $800 million, maturing respectively in 2009 and 2014 and bearing the respective annual interest of 4.125% and 5.50%, which is payable semiannually. In 2004, accrued interest on the notes was Ps. 607,075.

On April 20, 2004, América Móvil also issued senior notes of US$ 300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly starting on July 27, 2004. In 2004, accrued interest on the notes was Ps. 52,478.

Additionally, on October 28, 2004, América Móvil issued senior notes of US$ 500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually starting on July 15, 2005. In 2004, accrued interest on the notes was Ps. 53,420.

The proceeds of these issuances were used to repay obligations with maturities mostly in 2004 and 2005, which gave rise to an increase in the average life of the debt and a reduction in the Company's interest expense. The Company refinanced such obligations to their present value and, accordingly, there were no losses or gains to report. All the aforementioned senior notes are unconditionally guaranteed by Telcel

Lines of credit guaranteed by export credit agencies

América Móvil has at its disposition a number of equipment financing programs under which export development agencies provide support for financing the purchase of exports from their respective countries. Such financing is generally in the medium- to long-term, and requires periodic amortization of the principal and interest payable at the LIBOR plus a premium. América Móvil's operating subsidiaries make extensive use of this type of financing, usually with guarantees provided by América Móvil, Telcel and/or Sercotel.

During 2004 and 2003, América Móvil opened lines of credit of up to US$ 152 and US$ 250 million with the Export Development Corporation (EDC) in Canada to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at LIBOR plus 1.25% to LIBOR plus 0.95%. The loans mature between 2010 and 2005.

Loans guaranteed by shares

In 2002, the Company obtained loans of US$ 140 million from JP Morgan Chase Bank. To guarantee such loans, América Telecom placed in trust 9,942,778 ADR's representing 198,855,560 series "L" shares of América Móvil, which will be returned to América Telecom in 2005, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus 1.25%.

In 2003, the Company obtained loans of US$ 276 million from JP Morgan Chase Bank. To guarantee such loans, América Telecom placed in trust 17,351,532 ADR's representing 347,030,640 series "L" shares of América Móvil, which will be returned to América Telecom in 2005 and 2006, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.8% to 1.10%.

In 2003, the Company obtained a loan of US$ 80 million from Wachovia Securities bank. To guarantee such loan, the Company placed in trust 5,677,786 ADR's representing 113,555,720 series "L" shares of América Móvil, which will be returned to América Telecom in 2006, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.7%.

In 2003, the Company obtained a loan of US$ 100 million from Dresdner Bank, AG Frankfurt. To guarantee such loan, the Company placed in trust 2,752,547 ADR's representing 55,050,940 series "L" shares of América Móvil, which will be returned to América Telecom in 2009, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.65%.

In 2003, América Telecom obtained three loans of US$ 300 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loans, the Company placed in trust 16,644,800 ADR's representing 332,896,000 series "L" América Móvil shares, which will be returned to América Telecom in 2008, at which time the loans are repayable. The loans bear interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.80% to 1.10%.

In 2004, the Company obtained loans of US$ 100 million from JP Morgan Chase Bank. To guarantee such loans, América Telecom placed in trust 2,634,352 ADR's representing 52,687,040 series "L" shares of América Móvil, which will be returned to América Telecom in 2010, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus 0.625%.

In addition, in 2004, the Company obtained a loan of US$ 100 million from Wachovia Bank National Association. To guarantee such loan, the Company placed in trust 2,959,456 ADR's representing 59,189,120 series "L" shares of América Móvil, which will be returned to América Telecom in 2009, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus a premium of 0.625%.

In 2004, América Telecom obtained three loans of US$ 200 million from Santander Central Hispano Benelux, S.A./N.V. To guarantee such loans, the Company placed in trust 5,608,641 ADR's representing 112,172,820 series "L" América Móvil shares, which will be returned to América Telecom in 2009, at which time the loan is repayable. The loan bears interest, which is repayable quarterly, at the LIBOR rate plus a premium ranging from 0.62% to 0.66%.

Subsequent event

In February 2005, the Company obtained a loan of US$ 100 million from Barclays Bank PLC. To guarantee such loan, the Company placed in trust 1,754,694 ADR's representing 35,093,880 series "L" shares of América Móvil, which will be returned to América Telecom in 2011, at which time the loan is repayable. The loan bears interest, which is payable quarterly, at the LIBOR rate plus 0.60%.

Bank loan

At December 31, 2004, América Telecom has an outstanding 28-day promissory note in the amount of Ps. 338,300 with Banco Inbursa, S.A., bearing interest at an annual 10% rate. Since the Company made an early repayment of the principal amount of Ps. 70,000 plus the related accrued interest, there is an outstanding balance of Ps. 264,300. Such loan was repaid at maturity on January 12, 2005.

Syndicated loans

In April 2004, América Móvil obtained a loan of US$ 300 million that matures in May 2009 and bears interest at the LIBOR + 0.6%.%. Interest is payable quarterly on February, May, August and November of each year. In 2004, accrued interest on the notes was Ps. 51,948.

At December 31, 2003, América Móvil had entered into syndicated loan agreements for approximately US$ 1,000 million with maturities between 2005 and 2007; bearing interest at LIBOR plus 0.75% to LIBOR plus 1.35%. At December 31, 2004, the Company paid these loans with the resources obtained in the issuing of the aforementioned debt.

BNDES

At December 31, 2004, Tess and Americel have outstanding syndicated loans provided with resources of the Brazilian development bank Banco Nacional de Desenvolvimiento Económico e Social ("BNDES"). These loans are principally denominated in reales, with a portion indexed to US dollars. The principal amount of the loan is approximately BRR 250 million plus approximately US$ 10 million.

Domestic senior notes

The National Banking and Securities Commission has authorized América Móvil to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for Ps. 5,000 million each. At December 31, 2004, the Company made issues of the first three programs for amounts ranging from Ps. 400 to Ps. 1,250 million, with maturities ranging from 3 to 7 years. These issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, América Móvil has available a commercial paper program for Ps. 3,000 million. As of December 31, 2004, the Company had no outstanding commercial paper debt.

Subsequent event

In February 2005, the National Banking and Securities Commission authorized the Company to establish a four-year program for the issuance of domestic senior notes for up to Ps. 5,000 million

Commercial paper

At December 31, 2004 and 2003, the Company's commercial paper, the balance of which is Ps. 3,978,553 and Ps. 785,678, respectively, was issued at the end of the year, at a weighted average interest rate of 8.9514% and 5.9157%, respectively. The commercial paper matures in January 2005 and 2004, which was when the related liability was paid.

Subsequent event

On February 17, 2005, América Móvil issued a bond in the amount of US$ 1,000 million (under the debt instrument program for US$ 2,000 million registered with the Securities and Exchange Commission using form F-3, dated November 22, 2004) that matures in March 2035 and bears fixed interest of 6.¾%. Interest is payable semiannually on September 1 and March 1 of each year, starting on September 1, 2005. The bond is unconditionally guaranteed by Telcel.

General

At December 31, 2004, the Company had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in the Company's financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors.

América Móvil is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and to permit restrictions on the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, América Móvil is prohibited from paying dividends to the shareholders. At December 31, 2003, América Móvil was in compliance with all of these requirements.

At December 31, 2004, approximately 89% of América Móvil total outstanding consolidated debt is guaranteed by Telcel.

14. Foreign Currency Position and Transactions

a) At December 31, 2004 and 2003, América Móvil has the following foreign-currency denominated assets and liabilities:

	Foreign currency in million			
	2004	Exchange rate at December 31, 2004	2003	Exchange rate at December 31, 2003
Assets				
US dollar	2,621	11.26	1,326	11.23
Guatemalan quetzal	1,886	1.45	702	1.39
Brazilian reales	3,437	4.24	2,356	3.89
Colombian peso	405,016	0.004	290,163	0.004
Argentinean peso	615	3.78	380	3.83
Uruguayan peso	85	0.427		
Nicaraguan cordoba	376	0.687		
Honduran lempira	168	0.584		
Euro	3	15.32	1	14.11

	Foreign currency in million			
	2004	Exchange rate at December 31, 2004	2003	Exchange rate at December 31, 2003
Liabilities				
US dollar	(4,908)	11.26	(3,726)	11.23
Guatemalan quetzal	(1,442)	1.45	(1,330)	1.39
Brazilian reales	(6,104)	4.24	(4,160)	3.89
Colombian peso	(1,484,520)	0.004	(781,447)	0.004
Argentinean peso	(987)	3.78	(395)	3.83
Uruguayan peso	(118)	0.427		
Nicaraguan cordoba	(199)	0.687		
Honduran lempira	(297)	0.584		

At February 25, 2005, the date of the audit report on these financial statements, the exchange rate of the Mexican peso relative to the US dollar, quetzal, real, Colombian peso, Argentinean peso, Uruguayan peso, cordoba, lempira and euro was Ps. 11.08 per US dollar, Ps. 1.43 per quetzal, Ps. 4.20 per real, Ps. 0.004 per Colombian peso, Ps. 3.77 per Argentinean peso, Ps. 0.44 per Uruguayan peso, Ps. 0.67 per cordoba, Ps. 0.58 per lempira and Ps. 14.70 per euro.

b) In the years ended December 31, 2004 and 2003, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated into US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars	
	2004	2003
Net revenues	5,703,036	3,037,013
Operating costs and expenses	6,048,179	4,103,468
Interest income	192,830	141,484
Interest expense	331,402	298,075
Other (expenses) income, net	(39,602)	260,394

15. Commitments and Contingencies

a) As of December 31, 2004, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Following is an analysis of minimum rental payments due in the next five years. In some cases, the amounts will be increased either based on the NCPI or on the appraisal values of the property.

At December 31, 2004, the Company had the following commitments under non-cancelable leases.

Years ended December 31	Capital lease	Operating lease
2005	$ 983,763	$ 1,836,861
2006	891,758	2,020,414
2007	372,039	2,171,462
2008	3,829,100	2,272,572
2009 and thereafter		6,883,674
Total	6,076,660	$ 15,184,983
Less interest	(1,170,413)	
Present value of minimum rental payments, net	4,906,247	
Less: short-term obligations	860,705	
Long-term obligations	$ 4,045,542	

Rent charged to expenses in 2004 and 2003 aggregated Ps. 1,835,044 and Ps. 1,148,059, respectively.

b) Payment guarantees with suppliers

At December 31, 2004, some of the subsidiaries had commitments to acquire equipment comprising their GSM networks, for as much as approximately US$ 376 million (approximately Ps. 4,235 million), which amounts have been guaranteed by America Móvil.

Telcel

c) Cofeco

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with certain actions carried out by certain distributors of Telcel. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January 2001. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (*demanda de nulidad*) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (*demanda de nulidad*) against this ruling, the resolution of which is still pending. In December 2004, Telcel was notified of the initiation of further administrative proceedings in connection with the alleged anti-competitive behavior by certain distributors. The same month, Telcel filed a lawsuit (*demanda de amparo*) challenging Cofeco's rights to initiate these proceedings. If Telcel is unsuccessful in challenging any of the aforementioned proceedings, it may be subject to the resulting fines or specific regulations or assessments. Telcel has not provided for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

d) Interconnection

In December 2004, Telcel entered into an agreement with a number of telecom operators for the interconnection rate for "calling party pays" (*el que llama paga,* as it is known in Mexico) calls for the period form January 1, 2005 through December 31, 2007. The agreement establishes a gradual 10% annual reduction in "calling party pays" interconnection rates that was in force in 2004 ($ 1.90 pesos per minute or fraction thereof) so that rate for the 2005-2007 period will be $ 1.39 pesos per minute or fraction thereof. The agreement also stipulated that such gradual reduction be reflected in equal portions in the rate that fixed-line carriers charge customers making "calling party pays" calls. The Federal Telecommunications Commission (Cofetel) has authorized the above-mentioned rate plan.

Certain operators have protested this rate plan, claiming that the proposed rates were not determined based on real costs. Such operators have initiated process aimed at having the Cofetel intervene in negotiations between carriers and resolve, among other issues, "calling party pays" interconnection rates.

Given the current status of the negotiations with dissenting operators, it is impossible to predict what effect a ruling against the Company could have on its financial information. It is entirely possible that a greater decrease in interconnection rates will be ordered by the Cofetel as a result of the objections of the carriers.

e) CNBV

In 2003, América Móvil received requests for information from the National Banking and Securities Commission (NBSC) and the Securities Exchange Commission (SEC) regarding Telcel's entering into a capacity services agreement with its subsidiary Operadora Unefon in September 2003. The investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities.

f) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay the federal government a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has nevertheless made provisions in its financial statements to cover this potential liability.

Telgua

g) Reversal of privatization

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan government announced a governmental accord issued by the president of Guatemala and the Cabinet ministers establishing the principal terms and conditions of a settlement agreement between the people of Guatemala, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the attorney general of Guatemala to enter into such agreement in the name and on behalf of the people of Guatemala. Under the terms of the settlement agreement, Telgua was obligated, among other points, to invest a minimum of approximately US$246 million in certain equipment and plants by no later than 2004. Telgua has already made all required investments. During 2002, certain former government officials presented claims to the Guatemalan courts challenging the validity of the October 2001 settlement agreement. Such suit was withdrawn in 2004. A presiding administrative court subsequently approved all terms and conditions of the settlement agreement and ordered the termination of all litigation and related actions with respect to this matter.

h) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. In April 2004, the District Court issued a final ruling awarding ITI US$ 900,000 for damages from GEDO and Antonio Jorge Álvarez. In June 2004, ITI filed an appeal with U.S. Second Circuit Court of Appeals, disputing, among other points, the ruling issued by the District Court in March 2002 that dismissed the case against Telgua in such court. A hearing was held in March 2005 and the parties are awaiting a ruling from the Court of Appeals. Neither Telgua nor América Móvil are able to predict whether or not the court of appeals will uphold the opinion of the District Court. Telgua has made no provision for these proceedings, since at the date of the financial statements, the amount of the possible contingency cannot be reasonably estimated.

Comcel

i) Voice/IP

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of approximately US$ 100 thousand (Colombian P. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Superior Court revoked the decision of the appeals court, and the procedure was reverted back to the SIC in order to continue the process of estimating damages against the other long-distance carriers. According to Comcel's lawyers, should the SIC award damages to the long-distance carriers, the amount of such damages should not exceed Comcel's revenues from providing Voice/IP services, the amount of which is considerably lower than that originally estimated by the carriers. Based on the opinion of its lawyers, Comcel has made no provision in its financial statements to cover the possible liability. Neither América Móvil nor Comcel can certain that the amount of damages determined by the SIC will be consistent with the amount estimated by Comcel. Comcel will continue to work through all available appeal channels after such time as the damages are awarded.

j) Distributors

In January 2005, Comcel was notified of arbitration proceedings initiated against it by its distributors Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular) related to Comcel's decision to reduce commissions paid to distributors. In their case, the distributors allege that (i) Comcel has abused it dominant position (ii) there is an agency relationship between the distributors and Comcel and (iii) Comcel is in breach of its contract and in non-fulfillment of its trade obligations. The plaintiffs seek approximately US$ 30 million in damages from Comcel. Comcel has provided for this contingency in its financial statements.

Telecom Américas

k) Anatel inflation-related adjustments

The Brazilian Agência Nacional de Telecomunicações (ANATEL) has challenged the affiliates Tess S.A. (Tess) and ATL-Algar Telecom Leste S.A. (ATL) regarding the computation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged differences. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending.

In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date with respect to the declaratory action filed by Tess. At December 31, 2004, the aggregate contested amounts were approximately US$ 183 million (BRR486 million), including potential penalties, surcharges and interest. Based on the opinions of their legal advisors, both ATL and Tess have made provisions in their financial statements for this potential liability.

l) BNDESPar

Prior to the Company's acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, the Company increased the capital of each of Telet and Americel and BNDESPar's ownership in each fell below 5% from approximately 20% in each and, consequently, it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar commenced judicial action in a Rio de Janeiro court claming that it is entitled to sell Telecom Américas its shares in Telet and Americel for approximately US$ 164 million. The Company does not believe that BNDESPar has a valid claim against Telcom Américas and so the subsidiary will vigorously defend its stance. Neither América Móvil nor Telecom Américas are able to assure that Telecom Américas will prevail in the case against it. Telecom Américas has made no provision in its financial statements for this potential liability.

m) Lune patent case

A Brazilian company claims that Brazilian mobile operators have violated the regulations relating to caller I.D. technology patents. The plaintiffs initially filed their case against Americel before a state court in Brasilia, the federal capital of Brazil. Afterward, as part of two alternative proceedings, legal action was taken by the plaintiff against 23 defendants, including all of America Móvil's operating subsidiaries in Brazil. Though the Company does not believe that patent provisions in question actually cover technology features used by Americel to provide caller I.D. identification services, Americel was found guilty by the court of the first instance, and subsequently, the first court of Appeals. After the sentence was issued against Americel, a Federal Court in Rio de Janeiro issued a preliminary nullification of the patent in question through a suit filed by a caller I.D. technology supplier. Americel filed three special appeals in an aim to file for an examination of its case before the Higher Court of Justice (the highest court in Brazil for interpreting federal laws, and the Supreme Court of Justice (the highest court for constitutionality issues).

The Court of Appeals has determined that two out of the three appeals filed by Americel will be examined by the Higher Court of Justice. The request made before the Supreme Court of Justice has been rejected; however the Company is entitled to again file a motion to overturn such decision. Americel continues to defend itself vigorously against the plaintiff's allegations.

Lawsuits against other operators are at the initial phase. Plaintiffs have already filed before the same state court of first instance in which the Americel case was previously examined. However, the defendants have sought a motion to move the case to other courts due to jurisdiction matters. The Americel case does not involve any other state or federal court in Brazil. America Móvil and its Brazilian subsidiaries will continue to vigorously defend themselves against the claims against them and do not expect any related rulings for the next few years.

Currently, it is impossible to reasonably estimate the possible damages resulting from such proceedings, or predict whether or not the above-mentioned defendants will prevail. In the case of Americel, the plaintiff has been requested to initiate the necessary proceedings relating to the execution of the sentence aimed at having Americel cease to provide caller I.D. services and determining the monetary damages caused by the alleged patent violations. Americel has not been informed as to how the plaintiff wills the payment of the damages to be determined. Americel will seek a motion to suspend the writ of execution so as to await the sentences of the appeals filed. In addition, Americel is benefited from limited contractual compensations payable by its equipment suppliers and is analyzing how and how much may eventually be recovered from these suppliers. Americel has made no provision for these proceedings, since at the date of the financial statements, the amount of the possible contingency cannot be reasonably estimated.

CompUSA

n) COC Services

In January 2000, COC Services, LTD. (COC Services) filed with the District Court for the County of Dallas, Texas, a lawsuit against CompUSA, Inc. (CompUSA) alleging breach of contract, tortious interference with contract and civil liability on the part of CompUSA in connection with certain letter of intent relating to the franchises granted to various Mexican retailers. The lawsuit named James Halpin, the former CEO of CompUSA, and Carlos Slim Helú, the honorary chain of the Board of Directors of América Móvil, as well as additional defendants. In February 2001, the jury ruled against CompUSA and required payment of actual damages of US$ 90 million and punitive damages of US$ 94.5 million. The verdict also awarded punitive damages of US$ 175 million against Mr. Halpin. Actual and punitive damages were also awarded against the other defendants.

In March 2001, CompUSA and the other defendants filed a motion for judgment notwithstanding the verdict. In May 2001, the court granted a motion for judgment notwithstanding the verdict, thus nullifying the verdict issued against Comp USA and Mr. Halpin and significantly reducing the amounts awarded. Despite the reduction in damages, the defendants have filed appeals seeking full exoneration from all charges against them.

In August 2004, the Dallas Court of Appeals nullified the verdict of February 2001, thus releasing the defendants, including CompUSA, from payment of any damages whatsoever. The verdict has been appealed by COC and the final resolution of the court of appeals is currently pending.

16. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2004 and 2003. All of the companies are considered América Telecom's affiliates, as the Company's principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31	
	2004	2003
Due from:		
Teléfonos de México, S.A. de C.V.	$ 704,376	$ 523,456
Sanborns Hermanos, S.A. de C.V.	127,122	72,903
Sears Roebuck, S.A. de C.V.	62,655	42,776
Teléfonos del Noroeste, S.A. de C.V.	34,096	28,487
Seguros Inbursa, S.A. de C.V.		7,799
Others	49,049	6,005
	$ 977,298	$ 681,426
Due to:		
Fianzas Guardiana Inbursa, S.A. de C.V.	65,172	$ 27,887
Carso Global Telecom, S.A. de C.V.	-	22,897
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.	-	17,494
Seguros Inbursa, S.A. de C.V.	22,600	-
Others	4,619	16,997
Total	$ 92,391	$ 85,275

b) In the years ended December 31, 2004 and 2003, America Móvil had the following significant transactions with related parties (mainly with Telmex):

	2004	2003
Revenues:		
Calling Party Pays (CPP) interconnection fees (1)	$11,290,894	$ 10,049,695
Costs and expenses:		
Payments of long-distance, circuits and others (2)	4,268,679	4,104,539
Commercial, administrative and general:		
Advertising	659,653	561,359
Others, net	76,842	(4,849)
Interest expense (income), net	661	(4,950)

(1) Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex that specify a number of connection points, location of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

c) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel agrees to pay monthly fees for the use of TELMEX's buildings and antenna and repetitor space, and is able to install its interconnection and switching equipment.

d) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain other subsidiaries.

17. Stockholders' Equity

a) The Company's fixed minimum capital at December 31, 2004 and 2003 is Ps. 4,453,374 (Ps. 897,681 nominal amount) and Ps. 4,489,960 (Ps. 933,246 nominal amount), respectively, represented by 3,500,646 (thousand) and 3,639,338 (thousand) Series A-1 common, registered shares with no par value. In addition, the Company's bylaws provide for the issuance of Series A-2 variable capital shares. At December 31, 2004, no variable capital shares have been issued.

b) In 2001, the Company initiated a program to purchase its own shares. The cost of the shares purchased over the portion of capital stock represented by the shares acquired, represents a charge to retained earnings. In 2004 and 2003, the stockholders agreed to increase the legal reserve by Ps. 4,149,335 and Ps. 1,616,507, respectively (Ps. 4,000,000 and Ps. 1,500,000 nominal values, respectively). At December 31, 2004 and 2003, the legal reserve was Ps. 3,280,927 and Ps. 2,215,320, respectively.

c) During 2004 and 2003, the Company repurchased 138,693 (thousand) and 101,039 (thousand) shares, respectively. At December 31, 2004, there were 434,430 (thousand) treasury shares for re-placement.

d) At December 31, 2004, the caption Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity net of deferred taxes and the effect of translation of foreign entities in the amount of Ps. 1,458,869 (Ps. 759,312 in 2003).

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of the capital stock issued and outstanding.

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Income tax shown in the statements of income corresponds to income tax determined individually for the Company and for each of its subsidiaries. In addition, effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with the result of its Mexican subsidiaries.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to consolidate for tax purposes. As part of the presidential tax reforms passed in 2004, starting on January 1, 2005, tax consolidation may be comprehensive, or rather, at 100% of the tax losses and taxable earnings of Mexican subsidiaries. This change in the tax law will represent no deferred effects for América Móvil.

In 2004, the Company reported taxable income of Ps. 158,632, against which it carried forward tax losses of Ps. 98,485, giving rise to income tax of Ps. 19,848.

2) The 1.8% asset tax is computed on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the year ended December 31, 2004 of Ps. 4,917 may be recovered, restated for inflation, in any of the succeeding ten years in which income tax exceeds asset tax.

3) The statutory income tax rate for 2004 and 2003 was 33% and 34%, respectively, However, from 1999 through 2001, corporate taxpayers had the option of deferring a portion of payment of income tax, so that the tax payable for those years represented 30% of taxable income. The deferred portion of the tax had to be controlled in the so-called "net reinvested tax profit account" (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

Since in 2001, the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE account and any excess will be paid from the "net tax profit account" (CUFIN) so as to pay the 5% deferred tax.

4) Any distribution of earnings in excess of the aforementioned account balances will be subject to taxation at the enacted tax rate at that time.

As part of the presidential tax reforms passed in 2004, staring on January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point a year until it reaches 28% in 2007 and succeeding years.

The effect of this gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a credit to operations of approximately Ps. 303 million. Such effect is included in all relevant captions.

5) An analysis of income tax charged to results of operations for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Current year income tax of Mexican subsidiaries	$ 4,024,167	$ 2,779,302
Current year income tax of foreign subsidiaries	1,606,821	583,929
Deferred income tax	2,751,735	28,555
Effect of change in tax rate	(302,616)	-
Total	$ 8,080,107	$ 3,391,786

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

6) At December 31, 2004, the balances of the "restated contributed capital account" (CUCA), CUFIN and CUFINRE are Ps. 4,744,377 Ps. 9,421,451 and Ps. 8,635, respectively (Ps. 4,744,377, Ps. 8,870,427 and Ps. 8,635 in 2003).

7) A reconciliation of the statutory corporate income tax rate to the effective rate recognized by the Company for financial reporting purposes is as follows.

	2004	2003
Statutory income tax rate in Mexico	33.0%	34.0%
Financing costs	3.3	3.1
Goodwill	6.7	3.2
Recoverable taxes		(7.4)
Asset tax		7.5
Transactions of subsidiaries abroad	(6.6)	(10.4)
Sale of shares of associated companies		
Others	2.5	(4.4)
Effective tax rate for Mexican operations	38.9	25.6
Revenues and costs from foreign subsidiaries	(6.3)	(8.4)
Effective tax rate	32.6%	17.3%

8) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2003 were as follows:

	2004	2003
Deferred tax assets		
Liability provisions	$ (565,877)	$ (1,100,942)
Other	(248,056)	(95,043)
Deferred revenues	(1,131,344)	(1,115,135)
Tax losses	(20,160,132)	(20,423,061)
Asset tax	(358)	(13,601)
	(22,105,767)	(22,747,782)
Deferred tax liabilities		
Fixed assets	2,394,330	2,670,841
Inventories	1,530,363	987,035
Sale and lease back	2,206,290	935,444
Licenses	413,148	989,186
Royalty advances	1,298,864	-
Other	226,861	-
	8,069,856	5,582,506
Less: valuation allowance	19,956,425	20, 944,543
Deferred income tax liability	$ 5,920,515	$ 3,779,267
Deferred employee profit sharing on inventories	285,398	-
Total deferred taxes	$ 6,205,912	$ 3,779,267

9) Telcel is legally required to pay employee profit sharing in addition to the compensations and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2004 and 2003 was 10% of taxable income.

Starting in 2006, employee profit sharing paid to employees will be deductible for income tax purposes in Mexico.

b) Foreign subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The combined pretax income of these subsidiaries in 2004 and 2003 were Ps. 1,505,863 and Ps. 3,954,482, and their combined income tax provisions were Ps. 1,606,821 and Ps. 583,928, respectively.

At December 31, 2004, an analysis of available tax loss carryforward of foreign subsidiaries is as follows:

	Million of pesos at December 31, 2004				
Years	Brazil	Argentina	U.S.A.	Colombia	Ecuador
1997	$ 46				
1998	1,557				
1999	11,720				$ 64
2000	7,721		$ 978	$ 1,297	389
2001	9,024		1,226	1,427	349
2002	7,474	$ 4,674	94	669	117
2003	4,726			853	22
2004	2,264	748			
	$ 44,532	$ 5,422	$ 2,298	$ 4,246	$ 941

In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of taxable income for such year.

In Argentina, tax losses reported in a given year may be carried forward against taxable income generated in the next five years.

Through 2002, tax losses incurred in Colombia could be carried forward against taxable income generated in the next five years, with no restrictions whatsoever. As of 2003, the tax loss of a given year may be carried forward only against taxable income generated in the next eight years, without exceeding 25% of income generated in any given year.

Tracfone experienced a change in ownership as defined by section 382 of the U.S. Internal Revenue Code, under which, there is an annual limitation on Tracfone's ability to realize the benefit of its loss carryforward. Accordingly, some or all of the Tracfone's losses might not be carried forward in the future.

In Ecuador the tax loss reported in a given year may be carried forward only against taxable income generated in the next five years.

In Guatemala and El Salvador, current year tax losses may not be carried forward against future income.

19. Stock Option Plan

In September 2001, América Móvil established a stock option plan for most of its senior executives. The plan is for a duration of four years, and as many as 3,215,000 million series "L" own shares may be made available. The subscription price for the 2001 plan is P. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could theoretically wait until the fourth anniversary of the plan to exercise 100% of the options granted. During 2002 and 2003, América Móvil established second and third option plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan established in 2002 has a one-year lag while the third plan established in 2003 has a two-year lag. Additional series "L" treasury shares were assigned to such plans. At December 31, 2003, 3,335,750 series "L" shares have been exercised and in 2004, the participating executives exercised the reminder of their assigned shares. The related charge to results of operations of 2004 was Ps. 49,216.

Company policy is to charge the difference between the market value of the stock options and current year value to results of operations.

20. Segments

América Móvil operates primarily in one segment (cellular services); however, as mentioned in Note 1b) above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, the United States, Honduras and Uruguay. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaragua operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2004												
Operating revenues		70,822,028	7,168,099	4,287,025	9,337,975	22,987,748	5,573,471	8,958,969	4,719,808	1,086,598	(194,922)	134,748,797
Depreciation and amortization	2,150,623	5,081,770	1,444,813	575,681	1,873,090	6,699,219	438,857	200,564	1,007,947	157,140	(33,398)	19,596,906
Operating (loss) income	(2,072,439)	25,537,108	2,355,022	884,736	611,834	(6,578,721)	(483,127)	317,602	1,610,453	163,491	386,060	22,711,139
Interest paid	7,172,028	5,764,401	502,171	109,279	460,991	2,589,009	43,972		10,929	33,888	(11,588,234)	5,158,434
Segment assets	292,987,259	81,744,090	14,321,704	7,394,595	21,734,606	58,369,170	7,878,406	3,922,382	10,821,925	4,504,177	(302,339,359)	208,339,815
Plant, property and equipment, net	713,513	27,258,972	9,784,975	3,151,512	10,061,253	24,230,666	2,605,818	355,151	5,019,513	1,725,868		84,913,441
Goodwill, net	8,527,328		884,553	1,558,282	3,184,143					1,452,161		15,106,467
Trademarks, net					1,618,182	3,578,355	913,514		947,187			7,057,238
Licenses, net		1,520,598	652,563	142,287	3,994,570	22,053,909	623,288		353,632	240,699	(1,610,397)	27,971,131
December 31, 2003												
Operating revenues		53,188,885	5,956,454	2,857,697	6,069,141	11,988,765	935,505	6,570,670	854,044		(19,854)	90,401,307
Depreciation and amortization	1,468,994	4,964,937	1,430,852	476,023	1,471,247	4,543,971	101,373	206,541	168,642		41,812	14,874,392
Operating (loss) income	(1,379,607)	18,613,674	1,794,767	576,958	603,217	(2,244,760)	74,107	210,568	283,412		227,470	18,779,846
Interest paid	6,633,094	3,844,003	433,506	73,008	500,609	1,819,957	237,140		556		(11,172,745)	4,369,128
Segment assets	279,237,371	43,939,732	11,334,987	5,635,212	13,425,891	64,497,413	5,090,253	2,323,816	9,373,709		(276,785,168)	160,293,236
Plant, property and equipment, net	1,208,054	29,836,810	8,204,419	2,493,969	7,276,876	18,962,398	1,531,020	378,227	4,963,158			74,854,931
Goodwill, net	5,541,282		607,042	1,945,102	2,978,113		302,812				(608,463)	10,765,888
Trademarks, net					1,873,214	4,244,039	1,067,694		1,107,054			8,294,001
Licenses, net		1,634,079	671,882	269,390	2,759,082	20,926,839	673,185		344,527		(132,401)	27,147,383

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13
of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2004

Commission file number for securities registered
pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile
(translation of registrant's name into English)

United Mexican States
(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México
(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange
Series L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to
Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$500,000,000 4.125% Senior Notes due 2009
U.S.$800,000,000 5.500% Senior Notes due 2014
U.S.$300,000,000 Floating Rate Senior Notes due 2007
U.S.$500,000,000 5.750% Senior Notes due 2015
U.S.$1,000,000,000 6⅜% Senior Notes due 2035

The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2004:

3,647 million	AA Shares
265 million	A Shares
8,352 million	L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004. Our financial statements have been prepared in accordance with Mexican GAAP and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited consolidated financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2004.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 22 to our audited consolidated financial statements.

References herein to "U.S.$" are to U.S. dollars. References herein to "pesos," "P." or "Ps." are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 11.2648 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2004.

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,					
	2000	2001	2002	2003	2004	2004
	(millions of constant pesos as of December 31, 2004)(1)					(millions of U.S. dollars)(1)
Income Statement Data:						
Mexican GAAP						
Operating revenues	Ps.34,789	Ps.47,816	Ps.62,843	Ps.90,401	Ps.134,747	U.S.$11,962
Operating costs and expenses	31,431	40,796	49,189	71,509	111,253	9,876
Depreciation and amortization	3,571	5,175	9,053	14,598	18,595	1,651
Operating income	3,358	7,020	13,654	18,892	23,494	2,086
Comprehensive financing cost (income)	(1,258)	700	1,076	(2,233)	(1,908)	(169)
Net income (loss)	1,046	(957)	5,032	15,812	16,513	1,466
Net income (loss) per share:						
Basic(2)	0.07	(0.07)	0.38	1.22	1.32	0.12
Diluted(3)	0.07	(0.07)	0.38	1.22	1.32	0.12
Dividends declared per share(4)	—	0.040	0.044	0.060	0.120	0.011
Dividends paid per share(5)	—	0.030	0.043	0.056	0.105	0.009
Weighted average number of shares outstanding (millions):						
Basic	—	13,199	13,123	12,912	12,502	—
Diluted	—	13,199	13,123	12,914	12,506	—
U.S. GAAP						
Operating revenues(6)	Ps.31,559	Ps.43,095	Ps.58,589	Ps.86,058	Ps.126,696	U.S.$11,247
Operating costs and expenses	29,264	36,635	44,586	66,560	104,417	9,269
Depreciation and amortization	3,888	5,781	8,560	14,282	18,250	1,620
Operating income	2,295	6,460	14,003	19,498	22,279	1,978
Comprehensive financing cost (income)	(1,559)	765	749	(2,075)	(2,364)	(210)
Net income (loss)	(494)	(705)	6,350	15,672	16,663	1,479
Net income (loss) per share:						
Basic(2)	(0.03)	(0.05)	0.48	1.21	1.33	0.12
Diluted(3)	(0.03)	(0.05)	0.48	1.21	1.33	0.12
Balance Sheet Data:						
Mexican GAAP						
Property, plant and equipment, net	Ps.39,506	Ps.46,214	Ps.66,263	Ps.74,855	Ps.84,913	U.S.$ 7,538
Total assets	106,091	107,118	123,638	157,762	194,621	17,277
Short-term debt and current portion of long-term debt	8,032	7,288	11,189	12,737	5,392	479
Long-term debt	1,410	17,539	39,340	39,135	56,067	4,977
Total stockholders' equity(7)	79,036	63,463	53,800	72,804	77,568	6,885
Capital stock	32,845	32,820	32,812	32,810	32,795	2,911
Number of outstanding shares (millions):						
Series AA	3,266	3,807	3,647	3,647	3,647	—
Series A	339	315	291	279	265	—
Series L	10,405	9,077	8,978	8,910	8,352	—
U.S. GAAP						
Property, plant & equipment, net	Ps.39,611	Ps.49,563	Ps.67,468	Ps.80,884	Ps.95,116	U.S.$ 8,444
Total assets	108,214	111,494	126,871	166,817	208,166	18,479
Short-term debt and current portion of long-term debt	8,133	7,288	11,189	12,737	5,392	479
Long-term debt	1,427	17,539	39,340	39,135	56,067	4,977
Minority interest	2,553	865	1,288	5,363	1,659	147
Total stockholders' equity	74,716	65,865	53,004	74,861	85,145	7,558
Capital stock	33,258	33,234	33,226	33,224	33,209	2,948
Subscriber Data:						
Number of subscribers (in thousands)	17,124	26,594	31,600	43,725	61,107	—
Subscriber growth	—	55.3%	18.8%	38.4%	39.8%	—

(see footnotes on following page)

(1) Except per share, share capital and subscriber data.

(2) For 2000, assumes 14,485 million shares outstanding for the period prior to September 25, 2000, the date América Móvil was established. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(3) For 2000, assumes 14,485 million diluted shares outstanding for the period prior to September 25, 2000, the date América Móvil was established. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

(4) Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders' meeting.

(5) Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see "Financials—Dividends" under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.

(6) The differences between our Mexican and U.S. GAAP operating revenues include (1) the application of EITF 01-9, "Accounting Consideration Given by a Vendor to a Customer", which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican GAAP to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See note 22 to our audited consolidated financial statements.

(7) Includes minority interest.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable from 1999 until 2001. From 2002 to 2004, the peso generally declined in value against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2000	9.1830	10.0870	9.4717	9.6180
2001	8.9500	9.9700	9.3300	9.1560
2002	9.0000	10.4250	9.6630	10.4250
2003	10.1130	11.4060	10.8463	11.2420
2004	10.8050	11.6350	11.3095	11.1540
2004:				
January	10.8050	11.0970		
February	10.9095	11.2450		
March	10.9180	11.2290		
April	11.1570	11.4315		
May	11.3815	11.6350		
June	11.3030	11.5380		
July	11.3790	11.5350		
August	11.3450	11.4550		
September	11.2415	11.6030		
October	11.2415	11.5150		
November	11.2411	11.5290		
December	11.1110	11.3285		
2005:				
January	11.1715	11.4110		
February	11.0430	11.2060		
March	10.9755	11.3295		
April	11.0360	11.2298		
May	10.8850	11.0330		

(1) Average of month-end rates.

On June 28, 2005, the noon buying rate was Ps. 10.8415 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;
- statements about our future economic performance or that of Mexico or other countries in which we operate;
- competitive developments in the telecommunications sector in each of the markets where we currently operate;
- other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and
- statements of assumptions underlying the foregoing statements.

We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors," include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

RISK FACTORS

Risks Relating to Our Businesses

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies. Competition in our markets has intensified in recent periods.

We expect that competition will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. In January 2005, Telefónica Móviles completed the acquisition from BellSouth of wireless operators in Venezuela, Colombia, Argentina, Chile, Ecuador, Panama, Peru, Guatemala, Uruguay and Nicaragua. With this acquisition, Telefónica Móviles, which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor.

Among other things, our competitors could:

- provide increased handset subsidies;
- offer higher commissions to retailers;
- provide free airtime or other services (such as Internet access);
- expand their networks faster; or
- develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the near future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel's business is subject to extensive government regulation,

principally by the *Comisión Federal de Telecomunicaciones* (Federal Telecommunications Commission, or "Cofetel") the *Comisión Federal de Competencia* (Federal Competition Commission, or "Cofeco") and the *Procuraduría Federal del Consumidor* (Federal Consumer Bureau, or "Profeco"), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Cofetel is currently considering adopting regulations that would extend the "calling party pays" system to all calls terminating in mobile phones in Mexico. Currently, the "calling party pays" system applies to calls within a local area. Under the proposal, all airtime regardless of the location within Mexico of the recipient of the call would be paid by the calling party. It is unclear how these regulations, if adopted, would affect our business and results. The regulations could increase usage and number of subscribers, but could reduce revenues per call.

Many Latin American countries have recently deregulated and privatized the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses, including in Argentina, Brazil, Colombia, Ecuador, Uruguay, El Salvador, Guatemala, Honduras and Nicaragua, became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, the Brazilian national telecommunications agency (ANATEL) has initiated hearings to discuss the possible adoption of cost-based methods for determining interconnection fees charged by operators belonging to an economic group with significant market power. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of this proposed regulation. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power. If these methods are ultimately adopted and we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM services. In order to utilize less spectrum, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

In 2005, we acquired 10 megahertz in the 1900 megahertz spectrum in each of Mexico's nine regions, through a public auction. We also bid for and were awarded an additional 10 megahertz of capacity in three principal regions, but that additional capacity has not been delivered to us due to restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We have challenged this restriction in court. We cannot assure you that we will be able to acquire this additional spectrum. In addition, Cofeco or other third parties may seek annulment of the results of the overall bidding process if these restrictions are not upheld by the courts.

Participation in spectrum auctions requires prior governmental authorization. Any restrictions on our ability to acquire or use spectrum may have a material effect on our business.

Our concessions and licenses are subject to termination

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be revocation of our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure you that our international businesses will be able to comply fully with the terms of their concessions or licenses.

In Mexico, the Mexican telecommunications law and Telcel's concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Mexican telecommunications law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.5% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 47.2% of our total wireless subscribers as of December 31, 2004 and 52.6% of our consolidated revenues during 2004. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE and BCP, increased its share of our total wireless subscribers from 16.4% as of December 31, 2002 to 22.3% as of December 31, 2004, and it accounted for 17.1% of our consolidated revenues during 2004. These investments outside Mexico have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in "Legal Proceedings" under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

- physical damage to access lines;
- power surges or outages;

- limitations on the use of our radiobases;
- software defects; and
- disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month periods ended December 31, 2004 and 2003 was 2.9%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential subscribers.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant change. These changes include, among others, regulatory changes, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we have since launched GSM services in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2004, Telcel refunded to its customers approximately Ps. 5 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. Stolen telephone

and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Media and other reports have linked radio frequency emissions from wireless handsets and base stations to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, which could have a material adverse effect on our results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

As of May 31, 2005, 65.9% of our voting shares were directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that América Telecom will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A. de C.V., or "Telmex," and certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican

National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the countries where we operate, particularly Mexico, Brazil and countries in Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

- significant governmental influence over local economies;
- substantial fluctuations in economic growth;
- high levels of inflation;
- changes in currency values;
- exchange controls or restrictions on expatriation of earnings;
- high domestic interest rates;
- wage and price controls;
- changes in governmental economic or tax policies;
- imposition of trade barriers;
- unexpected changes in regulation; and
- overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2004, Mexico's gross domestic product, or "GDP," grew by 4.4% in real terms. In 2003, GDP grew by 1.3%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 5.2% for 2004.

Brazil has also experienced slow economic growth over the past several years, although Brazil's GDP grew by an estimated 5.2% in real terms in 2004, compared to a growth rate of 0.5% in 2003. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil's rates of inflation were 14.7% in 2002, 9.3% in 2003 and an estimated 7.6% in 2004. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2004 and 2003, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,444 million (an amount that is equal to 10.4% of our operating income in 2004) and Ps. 1,425 million, respectively. In 2002, however, we reported foreign exchange losses of Ps. 1,605 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico, including changes to previously established fiscal regimes. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government an annual fee *(aprovechamiento)* ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay annual fees. Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (*derechos*) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of annual fees based on gross revenues (*aprovechamientos*). Currently, we are not required to pay *derechos* in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay fees in respect of the additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. Based on the current terms of the law, these fees amount to Ps. 255 million annually for 20 years.

The application of this fee (*derechos*) to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our concessions until 2010, but, if permitted, we intend to participate in any auctions for the acquisition of additional spectrum in Mexico. See "—Risks Relating to Our Business—We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services."

Item 4. Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on equity subscribers. As of December 31, 2004, we had 61.1 million subscribers in eleven countries, compared to 43.9 million at year-end 2003. On an equity basis (representing our economic interest in our subsidiaries' subscribers), we had 60.6 million subscribers as of December 31, 2004. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had approximately 1.9 million fixed lines in Guatemala, Nicaragua and El Salvador at December 31, 2004, making us the largest fixed-line operator in Central America. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Argentina, Uruguay and Honduras.

Our principal operations are:

- *Mexico.* Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name "Telcel," we provide cellular telecommunications service in all nine regions in Mexico. At December 31, 2004, Telcel had 28.9 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.
- *Argentina.* In 2003, we acquired CTI, which provides nationwide wireless services in Argentina. CTI operates under the "CTI Móvil" brand.
- *Brazil.* With approximately 13.7 million subscribers at December 31, 2004, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, "Claro." Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro).
- *Central America.* We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua, through our subsidiaries Telgua, CTE and ENITEL. We provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua and in Honduras through our subsidiary Sercom Honduras. The wireless business of Telgua and Sercom Nicaragua operate under the "PCS Digital" and, for prepaid services, "Alo" brands. We acquired a controlling interest in CTE in 2003 and increased our interest to 94.9% in December 2004. CTE operates under the "Telecom" brand for fixed line services and "Personal" for wireless services. We acquired ENITEL in two transactions that closed in January and August 2004 and Sercom Honduras in a transaction that closed in June 2004.
- *Colombia.* We provide wireless telecommunications service in Colombia through Comcel, S.A. under the "Comcel" brand. We are the largest wireless operator in the country measured by the number of subscribers.
- *Ecuador.* Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the "Porta" brand.
- *United States.* Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

In March 2005, we acquired a 20-year license to provide nationwide wireless services in Peru, and in May 2005, we reached an agreement with Hutchison Telecommunications International Ltd. to purchase its wireless operations in Paraguay, which operate under the brand name "Porthable." The consummation of this agreement is subject to certain conditions.

América Móvil, S.A. de C.V. is a corporation (*sociedad anónima de capital variable*) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

Our Markets

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, Nicaragua, Argentina, Uruguay, El Salvador and Honduras. In 2004, we invested Ps. 22.4 billion in our networks in capital expenditures. We have recently begun providing in our markets many of the voice and data services supported by GSM technology, such as SMS, CSD, high-speed CSD and GPRS. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2004. In contrast to U.S. practices, both of these markets operate under a form of "calling party pays" billing system, under which the person who initiates the call is billed for that call. Telcel and Telecom Americas combined represented 70% of our operating revenues in 2004.

We believe our countries of operation offer considerable growth potential. Our markets are characterized by relatively low fixed line and wireless penetration rates as compared to the United States and Europe.

In most of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers.

Our Strategy

We intend to capitalize on our position as the leader in wireless telecommunications in Latin America to continue to expand our subscriber base, both by development of our existing businesses and selected strategic acquisitions in the region. We seek to become a leader in each of our markets by providing better coverage and services and benefiting from economies of scale. We closely monitor our costs and expenses, and we will continue to explore alternatives to further improve our operating margins.

Operating Information

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or "churned," and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Throughout this annual report, we make reference to certain operating data, such as average revenues per subscriber (also referred to as "ARPUs"), average minutes of use per subscriber (also referred to as average "MOUs" per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by the average total subscribers for such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

History

We were established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V., also known as Telmex, the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called *escisión* or "split-up." The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network. Since December 2002, Telcel has been authorized to provide long-distance services.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 5 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2004, more than half of our wireless subscribers were located outside Mexico.

See "—Mexican Operations," "—Non-Mexican Operations" and "—Other Investments."

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
Telcel (Radiomóvil Dipsa, S.A. de C.V.)	Mexico	100.0	Wireless
SubDipsa Treasury LLC	Delaware	100.0	Treasury
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AM Latin America LLC	Delaware	100.0	Holding company
Telecom Americas Ltd.	Bermuda	98.9	Holding company
ATL-Algar Telecom Leste S.A.	Brazil	98.9	Wireless
Tess S.A.	Brazil	98.9	Wireless
Americel S.A.	Brazil	97.4	Wireless
Telet S.A.	Brazil	97.9	Wireless
BSE S.A.	Brazil	98.9	Wireless
BCP S.A.	Brazil	98.9	Wireless
Stemar Telecomunicações Ltda.	Brazil	98.9	Wireless
Alecan Telecomunicações Ltda	Brazil	98.9	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.1	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.1	Wireless
Servicios de Comunicaciones de Nicaragua, S.A	Nicaragua	99.1	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.7	Fixed-line/Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.2	Fixed-line/Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V	Honduras	100.0	Wireless
Comunicación Celular S.A. (Comcel)	Colombia	99.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL)	Ecuador	100.0	Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
AMOV Perú, S.A.	Peru	100.0	Wireless

(1) Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2004, Telcel's cellular network covered 36% of the geographical area of Mexico, including all major cities, and 86% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Bands A, D and F) radio spectrums. As of December 31, 2004, Telcel had approximately 28.9 million cellular subscribers and, according to Cofetel, as of December 2004, an approximately 75% share of the Mexican wireless market. Approximately 93.7% of Telcel's cellular subscribers as of December 31, 2004 were prepaid customers.

In 2004, Telcel had revenues of Ps. 70,822 million (U.S.$ 6,287 million), representing 52.6% of our consolidated revenues for such period. As of December 31, 2004, Telcel accounted for approximately 47.2% of our total wireless subscribers.

The following table sets forth information on our Mexican operations' financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,				
	2000	2001	2002	2003	2004
	(peso amounts in constant Mexican pesos as of December 31, 2004)				
Operating revenues (millions)	Ps.27,203	Ps.37,301	Ps.44,609	Ps.55,189	Ps.70,822
Average monthly revenues per subscriber during preceding 12 months(1)	Ps. 257	Ps. 211	Ps. 174	Ps. 186	Ps. 194
Operating income (millions)(2)	Ps. 6,275	Ps.10,349	Ps.12,928	Ps.18,614	Ps.25,537
Cellular lines in service (thousands)	10,462	16,965	20,067	23,444	28,851
Subscriber growth during preceding 12 months	98.4%	62.2%	18.3%	16.8%	23.1%
Company penetration(3)	10.7%	16.9%	19.7%	22.1%	27.3%
Average monthly minutes of use per subscriber during preceding 12 months	86	73	67	81	99
Churn rate(4)	2.4	3.1	3.5	3.9	3.0
Employees	6,452	7,644	7,943	8,624	9,354

(1) Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.

(2) See Note 21 to our audited consolidated financial statements.

(3) Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.

(4) Total number of customer deactivations for the period divided by average total subscribers for such period.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel, Cofeco and Profeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco and Profeco are independent agencies of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Federal Law of Telecommunications, the Telecommunications Regulations adopted under both the General Communications Law and the Federal Law of Telecommunications, the Federal Economic Competition Law, the Federal Customer Protection Law and the concessions and license agreements granted by the Communications Ministry. See "—Regulation."

Services and Products

Voice services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid," where the customer is billed monthly for the previous month or "prepaid," where the customer pays in advance for a specified volume of use over a specified period.

Telcel's postpaid plans include the following charges:

- monthly charges, which usually include a number of minutes of use and short text messages that are included in the monthly service charge;
- usage charges, for usage in excess of the specified number of minutes or short text messages included in the monthly charge; and
- additional charges, including charges for data services, voicemail and general information.

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers customized services to its corporate clients. The minimum term of our postpaid plans is one year.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10:00 p.m. to 7:00 a.m. during the week or anytime on weekends) are less expensive than calls made during the remaining, or peak, hours. During 2003 and 2004, Telcel offered promotions that included effective price-per-minute reductions.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001, short message services (SMS) to its own customers (prepaid and postpaid) in January 2002 and GSM data services over circuit switched technology (CSD) in October 2002 and to exchange SMS services with other cellular operators in December 2003. In 2004, Telcel began to offer push-to-talk services over its GSM network.

Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Telcel believes the prepaid market represents a large and growing under-penetrated market in Mexico and an opportunity to improve margins because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and no billing expenses, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the "calling party pays" system for cellular calls within a local area, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming

calls, in May 1999. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so. Cofetel is considering regulations that would extend the "calling party pays" system to all calls within Mexico. Under the proposal, all airtime fees regardless of the recipient's location within Mexico would be paid by the calling party.

Data services

Short Message Services (SMS)

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003.

Premium SMS and Content Community

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other premium services include personalized ring tones and games. To further enhance its premium SMS offerings with well-known brands and content, Telcel has built a "Content Community" through agreements and special alliances with other companies, such as MTV, Universal Music, the Cartoon Network and the Discovery Channel.

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP including e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Data transmission

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its GSM network. Telcel is in the process of making certain GPRS services, such as MMS services, available to its prepaid customers as well.

GPRS is a non-voice value added service that allows information to be sent and received across a mobile telephone network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. This efficient use of scarce radio resources means that large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore lets Telcel maximize the use of its network resources.

GPRS facilitates faster connections than previous technologies, such as CSD. No dial-up modem connection is necessary. The speed of GPRS is an important feature for time critical applications, and Telcel's GPRS services are able to accommodate corporate applications such as:

- *Transmission of Still Images*—Still images such as photographs, pictures, postcards, greeting cards and presentations and static web pages can be sent and received over the mobile network as they are across fixed telephone networks. GPRS permits users to post images from a digital camera connected to a GPRS radio device directly to an Internet site, allowing near real-time desktop publishing.
- *Transmission of Moving Images*—The capacity of GPRS to facilitate transmission of moving images has market applications such as monitoring parking lots or building sites for intruders and sending images of patients from ambulances to hospitals.
- *Web Browsing*—GPRS permits more rapid web browsing and enhanced access to web images.
- *Document Sharing*—GPRS facilitates document sharing and remote collaboration, permitting people in different locations to work on the same document at the same time.
- *Job Dispatch*—GPRS can be used to communicate assignments from office-based staff to mobile field staff. These job dispatch applications can then be combined with vehicle positioning applications to allow the nearest available suitable personnel to be deployed to serve a customer.
- *Corporate Email and Remote LAN Access*—GPRS facilitates the extension of corporate email systems beyond an employee's office PC. Remote LAN applications provide an employee with remote access to desk-top applications, such as intranet, corporate e-mail and database applications.
- *Internet Email*—Users of internet e-mail can receive direct notification on their mobile phone of incoming mail.
- *Vehicle Positioning*—Vehicle positioning applications integrate satellite positioning systems with nonvoice mobile services. These applications can be used to deliver services including remote vehicle diagnostics and ad-hoc stolen vehicle tracking.
- *File Transfer*—Users can download large files from the mobile network, such as presentation documents, appliance manuals or software applications.
- *Home Automation*—Home automation applications will permit customers to monitor home security from outside of the office and perform other functions, such as operating certain home appliances.

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an "Amigo Kit," which includes a handset, a charger and other accessories at a discounted price. New postpaid customers also receive a handset at a discounted price, if they enter into a long-term contract with Telcel.

In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are either dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums or tri-band, which can also operate in the 900 megahertz radio spectrum.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers, or to an international roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call

originates an interconnection charge for every minute Telcel's network is used in connection with the call. The current interconnection charge in Mexico for calls made from either a fixed line or a cellular line to another cellular line is Ps. 1.71 per minute. Some fixed-line operators have challenged this fee and are seeking a reduction. See "—Regulation—Interconnection" under this Item 4 and "Legal Proceedings—Telcel—Interconnection Fees" under Item 8. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "—Regulation—Interconnection."

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 325 such agreements covering GSM and TDMA networks around the world. As of the date of this annual report, Telcel had roaming agreements covering 119 countries. Roaming payments are channeled through Telecommunication Services International for TDMA and Electronic Data Systems Corporation for GSM, which function as central international clearing houses that collect and redistribute roaming fees from and to the participating providers.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit, its Internet services and certain value-added services such as SMS. In October 2003, Telcel launched a loyalty awards program for its postpaid customers, called *Círculo Azul*.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers either a complimentary handset or a handset at a discounted price when they subscribe, which the postpaid customers may keep when their service agreement expires in accordance with its terms.

Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2004, approximately 90% of Telcel's sales of handsets were generated by cellular distributors, with approximately 9% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts. Telcel also sells and distributes its products and services over the Internet.

Telcel has relationships with a network of approximately 1,000 exclusive distributors, who sell Telcel's services and products through approximately 33,000 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel's company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. Telcel owns and operates 154 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that pre-paid cards are available through approximately 127,000 points of sale in Mexico.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel's Internet website.

If a postpaid customer's payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases a prepaid card has 60 days from the date of activation of the card to use the airtime. After 60 days, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. After 180 days, unless the customer activates a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 48.9% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel's wireless networks use principally digital technologies. As a proportion of total traffic, digital traffic measured 89.3% in December 2004. Over the last several years, Telcel has converted its network from analog to digital, and most of its customers have migrated to digital service. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz frequency spectrum. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies.

An alternative digital technology, CDMA, divides radio spectrum using codes rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum but is less mature and less well supported by suppliers. Because of GSM's advantages over both TDMA and CDMA technologies, Telcel considers developing a GSM network to be the logical step to maintaining its leadership in the wireless market in Mexico.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel's GSM network offers service in all nine regions in Mexico, but does not provide coverage in all cities in those regions. As of December 31, 2004, Telcel covered approximately 660 cities with the GSM network, and Telcel's GSM subscriber base accounted for approximately 38.9% of Telcel's total subscribers as of December 31, 2004. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

CSD and HSCSD technology

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information, it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Telcel plans to offer CSD as well as HSCSD services in all nine regions through its new GSM network.

Third generation development strategy

Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD, CSD and GSM/GPRS have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

Telcel is currently in the process of upgrading the GSM/GPRS network with Enhanced Data Rates for Global Evolution (EDGE) technology. It has already implemented EDGE technology in the capital city of each

of the nine regions in Mexico and Ciudad Juarez. Telcel plans to cover 47 additional cities during 2005. Telcel expects that EDGE will facilitate the ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel is launching EDGE with the existing cellular or PCS technologies and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel and there is demand in Mexico for services requiring this technology.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Three other companies also hold concessions for nationwide service using the 1900 megahertz spectrum.

Telcel currently holds 28.4 megahertz of capacity in the 1900 megahertz spectrum in each of Mexico's nine regions. It acquired 10 megahertz of this capacity in 1998 and 10 megahertz in 2005, in each case through public auctions. Telcel acquired 8.4 megahertz as a result of the assignment of capacity from Unefon during 2005. This assignment, which was approved by Cofeco and the Ministry of Communications, cancelled the 16-year term service agreement entered into with Unefon in September 2003. No consideration—in addition to the U.S.$267.7 million paid to Unefon in 2003 for the service agreement—was paid for the assignment.

As part of the late 2004 / early 2005 auction process, we also bid for and were awarded an additional 10 megahertz of capacity in three regions, but that additional capacity has not been delivered to us due to restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We are challenging this restriction in court. We cannot assure you that we will be able to acquire this additional spectrum.

Fixed wireless

Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

Telcel provides fixed wireless voice services to, among others, Telmex's Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected to Telcel's cellular network. Telcel also provides fixed wireless service to Telmex's Ladatel public telephone network.

Property

Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or

to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network routing and switching equipment. During 2003 and 2004, Telcel sold its reception and transmission equipment for Ps. 4,484 million to unrelated financial institutions and subsequently leased back this property for periods of three to four years. Telcel has the option to reacquire this property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 154 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

Telcel currently relies on Ericsson for the supply of more than 71% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V., Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V. We also compete with Nextel in certain segments. According to Cofetel, Telcel's share of the Mexican cellular market was approximately 75% in 2004.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Regulation

The following is a summary of certain provisions of the General Communications Law, the Telecommunications Law and the Telecommunications Regulations applicable to Telcel and of the various concessions held by Telcel.

General

The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law and established that only those provisions of the General Communications Law not opposed to the Telecommunications Law would remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The main objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

The Mexican Congress is in the process of considering a new Telecommunications Law. Some of the draft proposals for this new law include provisions aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. If passed, the new Telecommunications Law could have a material effect on our operations. We are unable to predict whether or when such new law may be enacted and its effect on our business. As of the date of this annual report, a new Telecommunications Law has not been enacted.

Furthermore, the executive branch of the Mexican government also is considering the enactment of a new decree and regulations pertaining to Cofetel. If enacted, the provisions of this proposed decree and these regulations would limit Cofetel's current authority and transfer some of Cofetel's oversight to the Communications Ministry.

Regulatory oversight

The Mexican Communications Ministry, through Cofetel, is the government agency principally responsible for regulating telecommunications services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program and must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Cofetel's mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel's concessions, the Mexican government has a right of first refusal to acquire Telcel's assets. See "—Termination of the Concessions."

The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Law of Economic Competition, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

In addition, we are subject to regulation from Profeco under the Federal Consumer Protection Law. This law regulates the quality of services required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with,

Cofetel their rates for cellular service prior to implementing such rates. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions require Telcel to pay continuing fees (*aprovechamientos*) determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and the states of Mexico, Morelos and Hidalgo and between 5% and 10% in other regions. The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (*aprovechamientos*).

Pursuant to the Federal Contributions Law (*Ley Federal de Derechos*), owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (*derechos*) for the use and exploitation of radio spectrum bands. The amount of annual fees (*derechos*) charged depend on the relevant region and radio spectrum band. These annual fees (*derechos*) can be high and are payable irrespective of the amount of fees (*aprovechamientos*) paid. The 1900 megahertz (Band F) concessions, which we acquired during 2005, require the payment of annual fees (*derechos*) of Ps. 255 million annually for 20 years, but do not require the payment of fees (*aprovechamientos*).

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 or 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms.

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limits Telcel to provide these services only to its wireless subscribers until December 2005, which term can be extended by Cofetel.

Expansion and modernization requirements

Telcel's concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

Service quality requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown

marked improvement according to recent measurements conducted by Cofetel. Telcel has filed an injunction against the application to it of the Fundamental Technical Plan for Quality of Local Mobile Services and other related laws and acts promulgated by Cofetel, seeking protection from the provisions of this Technical Plan. It remains uncertain that Telcel will succeed in obtaining an injunction, and currently, Telcel remains subject to the provisions of the Technical Plan.

Competition

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Mexican Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our network is Ps. 1.71 per minute. This charge is scheduled to decrease to Ps. 1.54 in 2006 and Ps. 1.39 in 2007. These charges have been agreed with all cellular operators and three fixed-line operators, including Telmex. The remaining four fixed-line operators have challenged these charges, seeking to reduce them. See "Legal Proceedings—Telcel—Interconnection Fees" under Item 8. In addition, Telmex and the other cellular operators have agreed to apply the Ps. 1.39 per minute charge through 2010. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Termination of the concessions

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

- failure to exercise rights under a concession during the 180 days after that concession is granted;
- failure to expand telephone services at the rate specified in the concession;
- interruption of all or a material part of the services provided by Telcel;
- acts by Telcel with the effect of impeding the operations of other concessionaires;
- refusing interconnection arrangements with other concessionaires;
- change of jurisdiction by Telcel;
- transfer, assignment of, or grant of liens to, Telcel's concessions or any asset used to provide service without Ministry approval;
- failure to pay certain government fees;
- violation of the prohibition against ownership of shares of Telcel by foreign states;
- any material modification of the nature of Telcel's services without prior Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the concessions;

- material failure to meet any of the service expansion requirements under the concessions;
- material failure to meet any of the requirements under the concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or
- bankruptcy of Telcel.

The General Communications Law and all but one of Telcel's 800 megahertz concessions provide that in the event of early termination of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of any of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel's 800 megahertz concessions. There is doubt as to whether the provisions of the concessions and the Telecommunications Law regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties may require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

Speedy Móvil

Speedy Móvil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless Internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments.

In addition to developing mobile data applications, Speedy Móvil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Móvil's operations.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala, Honduras and Nicaragua), Colombia, Ecuador, Uruguay and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 47.4% of our consolidated revenues for 2004.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. For some countries, as specified in the notes to the table, we have included data for periods prior to dates on which we acquired these operations. We provide this information to show the trends in these businesses, but it is not reflected in our financial statements, which consolidate each operation from the date on which we acquired it.

	December 31,		
	2002	2003	2004
	(in constant Mexican pesos as of December 31, 2004, except lines in service, minutes of use and churn)		
ARGENTINA			
CTI(1)			
Operating revenues (millions)	—	Ps. 2,840	Ps. 5,573
Average monthly revenues per subscriber during preceding 12 months(2)	—	Ps. 191	Ps. 169
Operating income (loss) (millions)	—	Ps. 712	Ps. (403)
Cellular lines in service (thousands)	—	1,411	3,587
Average monthly minutes of use per subscriber during preceding 12 months	—	144	163
Churn rate (3)	—	1.5%	2.0%
BRAZIL			
Telecom Americas(4)			
Consolidated operating revenues from continuing operations (millions)	Ps.7,721	Ps.11,989	Ps.22,988
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 129	Ps. 143	Ps. 119
Operating income (loss) from continuing operations (millions)	Ps. (207)	Ps. (2,245)	Ps. (6,580)
Cellular lines in service (thousands)	5,192	9,521	13,657
Average monthly minutes of use per subscriber during preceding 12 months	95	91	98
Churn rate(3)	1.8%	2.3%	2.7%
CENTRAL AMERICA(5)			
Telgua (Guatemala and Sercom Nicaragua)			
Combined operating revenues (millions)	Ps.4,860	Ps. 5,957	Ps. 7,168
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 160	Ps. 195	Ps. 181
Operating income (millions)	Ps.1,166	Ps. 1,795	Ps. 2,355
Lines in service (thousands):			
Fixed	804	930	933
Cellular	628	970	1,526

	December 31,		
	2002	2003	2004
	(in constant Mexican pesos as of December 31, 2004, except lines in service, minutes of use and churn)		
Average monthly minutes of use per subscriber during preceding 12 months	219	209	202
Churn rate(3)	1.5%	1.4%	1.6%
CTE (El Salvador)(6)			
Combined operating revenues (millions)	—	Ps.4,461	Ps.4,720
Average monthly revenues per subscriber during preceding 12 months(2)	—	Ps. 234	Ps. 189
Operating income (millions)	—	Ps.1,198	Ps.1,610
Lines in service (thousands):			
Fixed	—	704	781
Cellular	—	216	518
Average monthly minutes of use per subscriber during preceding 12 months	—	128	127
Churn rate(3)	—	2.4%	2.6%
COLOMBIA			
Comcel(7)			
Combined operating revenues (millions)	Ps.3,932	Ps.6,069	Ps.9,338
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 155	Ps. 130	Ps. 142
Operating income (millions)	Ps. 267	Ps. 623	Ps. 612
Cellular lines in service (thousands)	2,822	3,674	5,814
Average monthly minutes of use per subscriber during preceding 12 months	78	82	114
Churn rate(3)	2.1%	3.1%	2.9%
ECUADOR			
Conecel			
Operating revenues (millions)	Ps.1,369	Ps.2,858	Ps.4,287
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 122	Ps. 170	Ps. 145
Operating income (loss) (millions)	Ps. (116)	Ps. 577	Ps. 885
Cellular lines in service (thousands)	923	1,537	2,326
Average monthly minutes of use per subscriber during preceding 12 months	61	54	50
Churn rate(3)	3.3%	3.4%	3.7%
UNITED STATES			
TracFone			
Operating revenues (millions)	Ps.4,462	Ps.6,570	Ps.8,959
Average monthly revenues per subscriber during preceding 12 months(2)	Ps. 176	Ps. 180	Ps. 164
Operating income (loss) (millions)	Ps. (270)	Ps. 210	Ps. 318
Cellular lines in service (thousands)	1,968	2,952	4,394
Average monthly minutes of use per subscriber during preceding 12 months	43	54	59
Churn rate(3)	5.4%	4.0%	4.2%

(1) Although we began consolidating the results of CTI in our financial statements in November 2003, data provided for 2003 is for the full year.

(2) Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(3) Total number of customer deactivations for a period divided by average total subscribers for such period.
(4) All assets transferred by Telecom Americas pursuant to the 2002 restructuring are treated as discontinued operations. Accordingly, continuing operations consist of Tess, ATL, Telet and Americel, and starting in 2003, include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe. Although we began consolidating the results of Telecom Americas in our financial statements in July 2002, data provided for 2002 is for the full year.
(5) For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services.
(6) Although we began consolidating the results of CTE in our financial statements in November 2003, data provided for 2003 is for the full year.
(7) Although we began consolidating the results of Comcel in our financial statements in February 2002, data for 2002 is for the full year. In February 2003, Comcel began consolidating the results of Celcaribe.

As from 2004, we also have operations in Nicaragua (ENITEL), Honduras and Uruguay, which are not presented in the table above. The operations are presented under the caption "Others" in our segment information included in note 21 to our audited consolidated financial statements. We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the "CTI Móvil" brand name, through its wholly-owned subsidiaries CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) and CTI PCS, S.A. (CTI PCS). We own a 100% interest in CTI, which we acquired through a series of transactions in 2003 and 2004. We began including the results of CTI in our audited consolidated financial statements in November 2003. Since the acquisition, CTI's subscriber base has grown significantly, from 1.3 million in October 2003 to 3.6 million at December 31, 2004.

We paid approximately U.S.$238.6 million for the acquisition of our interests in CTI Holdings. In a series of transactions in 2003, we acquired a 92% in interest in CTI and approximately U.S.$600 million in principal amount of secured indebtedness of CTI's operating subsidiaries. At the time of the acquisition, CTI had U.S.$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (*Acuerdo Preventivo Extrajudicial*, or "APE") in Argentina, which was approved by the court in December 2003. Pursuant to the APE, the notes were cancelled in exchange for an aggregate cash payment of approximately U.S.$37.1 million. In July 2004, we acquired the remaining 8% interest in CTI from Techint Compañía Técnia Internacional S.A.C.I., or the "Techint Group."

At December 31, 2004, CTI had approximately a 26% share of the Argentine wireless market. Approximately 67% of CTI's subscribers at December 31, 2004 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 85% of CTI's total subscribers as of December 31, 2004. In addition, CTI offers long distance and value added services.

CTI's cellular network uses GSM, AMPS and CDMA technology and covers approximately 95% of Argentina's population. CTI is deploying a nationwide GSM network in Argentina. The GSM network, when completed, is expected to cover approximately 98% of Argentina's population. At December 31, 2004, CTI had 1,717 employees.

CTI's principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia; Unifon, a subsidiary of Telefónica Móviles of Spain; and Movicom. Movicom was acquired by Telefónica Móviles from Bell South in January 2005. Telefónica Móviles has announced that it plans to combine the operations of Unifon and Movicom, creating the largest wireless operator in Argentina.

CTI Interior and CTI PCS hold licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry (*Secretaría de Comunicaciones de la Nación*) is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

Brazil (Telecom Americas)

General

Telecom Americas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2004, of approximately 21%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Americas provides services in Brazil under a unified brand name, "Claro," and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2004, Telecom Americas served approximately 13.7 million subscribers compared to 9.5 million subscribers at December 31, 2003 and covered approximately 144 million licensed points of presence (POPs). At December 31, 2004, approximately 82.4% of Telecom Americas' subscribers were prepaid customers.

Telecom Americas owns and operates cellular networks using both GSM and TDMA digital technology. It launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2004, the GSM network covered more than 1,520 cities and was used by 34% of Telecom Americas' wireless subscribers. We continue rolling out the GSM network in 2003 with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. We expect GSM to gradually become our principal wireless technology.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and recently began to operate in the metropolitan region of São Paulo and in the states of Bahia, Sergipe and Paraná (except for the cities of Londrina and Tamarana). As discussed further below, Telecom Americas built its operations through a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003 and the acquisition of a license in the Minas Gerais region in 2004.

Telecom Americas' wireless properties in Brazil include ATL, Tess, Telet, Americel, BSE, BCP and Stemar Telecomunicações. All of these companies are licensed to operate under the PCS (*Serviço Móvel Pessoal*) regime. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the states of Rio Grande do Sul, Santa Catarina and Paraná (except for the cities of Londrina and Tamarana; Americel operates in seven states in the central-west and northern regions of Brazil; BSE operates in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; and BCP operates in the metropolitan area of São Paulo. In addition, in 2003, Telecom Americas, through its subsidiary Stemar Telecomunicações Ltda., began operating in the states of Bahia and Sergipe pursuant to PCS licenses acquired in November 2002. BCP is the second largest wireless provider in the metropolitan region of São Paulo. In July 2004, Telecom Americas' subsidiary Stemar Telecomunicações was awarded a license to operate wireless services in the Minas Gerais region. Until the fall of 2003, these

companies were required to operate under different brands, but they now operate under the unified "Claro" brand. At December 31, 2004, the Telecom Americas operating companies had approximately 6,432 employees. We own all of our network equipment in Brazil.

All of these companies are wholly-owned and controlled subsidiaries of Telecom Americas, except for each of Americel and Telet in which BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds in the aggregate approximately 1.5% and 1.0% of the share capital, respectively. In November 2003, the National Telecommunications Agency of Brazil, or "ANATEL," approved the acquisition of voting control by Telecom Americas of ATL, Tess, Americel and Telet, and Telecom Americas has by now acquired voting control of all these companies. Prior to that time, Telecom Americas owned substantially all of their economic interests (other than certain minority interests in each of Americel and Telet), but was not permitted to acquire control of the majority of their voting shares.

We currently own approximately 98.9% of Telecom Americas. Telecom Americas was organized in November 2000 as a joint venture among us, Bell Canada International Inc. ("BCI") and SBC International, Inc. ("SBCI"). Telecom Americas was initially organized to hold certain of the partners' telecom interests throughout South America, but was reorganized in February 2002 to focus on the Brazilian wireless sector. In July 2002, we acquired all of BCI's shares of Telecom Americas. We paid approximately U.S.$370 million for the shares, of which U.S.$194 million was paid in 2002 and the remainder was paid in March 2003. Also in July 2002, we acquired SBCI's interest in Telecom Americas pursuant to a transaction in which we also sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI.

In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. We acquired half of these preferred shares in March 2005. The remaining shares have been converted into common shares, and the holder has the right to sell these shares to us beginning in 2006 for U.S.$150 million plus interest.

Sales and Distribution

Claro markets its wireless services primarily through retail chains (approximately 4,325 points of sale) and exclusive distributors (dealers) (approximately 2,765 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2004, approximately 60% of Claro's sales of handsets were generated by retail chains, 30% by exclusive distributors (dealers) and approximately 10% from sales in company-owned stores, of which there are approximately 120. Claro also sells and distributes its products and services over the internet.

Claro has implemented permanent training and evaluation programs for dealers to help maintain the level of service quality.

Claro's company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, prepaid plans, purchase prepaid cards and purchase handsets. Claro's stores serve as customer sales and service centers and Claro expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Claro has a corporate sales group to service the needs of its large corporate and other high-usage customers.

Billing and Collection

Claro bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office, outlets of *Casas Lotéricas* (federal lottery houses) or some of Claro's stores.

If a postpaid customer's payment is overdue, service may be suspended until the payment for outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are categorized as doubtful accounts.

Depending on the value of a prepaid card, a prepaid customer who purchases a card has between 30 and 90 days from the date of activation of the card to use the airtime. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. Sixty days after the card expires, unless the customer activates a new card, the balance on the card, if any, is recognized as revenue.

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are four other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM), Oi, and TeleAmazônia Celular and Telemig Celular. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

Recent acquisitions

Telecom Americas acquired its interests in ATL, Americel and Telet primarily through contributions from us and our former partners in transactions that were undertaken in 2000 and 2002. Telecom Americas acquired its interests in Tess from Telia Overseas AB, Telia AB and Algar Telecom S.A. in 2001 for U.S.$950.0 million, consisting of U.S.$318.7 million in cash and U.S.$631.3 million in promissory notes. Telecom Americas made the final payment of principal under the promissory notes in March 2004.

In May 2003, Telecom Americas acquired 97.5% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. The purchase price was based on a net enterprise value of BSE of U.S.$180 million. Later in 2003, Telecom Americas acquired the remaining interests in BSE held by minority investors, thereby increasing its interest to 100%. We began including the results of BSE in our audited consolidated financial statements in May 2003. BSE had approximately one million subscribers at the time of the acquisition.

In November 2003, Telecom Americas acquired 100% of the shares of BCP S.A. from certain lenders to BCP, who had acquired the shares formerly held by affiliates of BellSouth and the Safra family and local minority investors. The purchase price was U.S.$643.3 million. All of BCP's outstanding long-term indebtedness prior to the acquisition was cancelled or acquired by us in connection with the transaction. We began including the results of BCP in our audited consolidated financial statements in December 2003. BCP had approximately 1.7 million subscribers at the time of the acquisition. In connection with our bid for BCP, we granted Telemar an option to acquire a minority interest in BCP, subject to certain conditions. In October 2003, the option was cancelled, and we paid Telemar U.S.$35 million during the second quarter of 2004.

Regulatory environment

In conjunction with the breakup and privatization of the Telecomunicações Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises. Accordingly, there were two cellular service providers in all markets in Brazil, including the city of São Paulo, one operating in subfrequency Band A and another in subfrequency Band B. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In 1997, Brazil enacted the General Telecommunications Law (*Lei Geral de Telecomunicações*) to promote competition among service providers and establish an independent regulatory agency, ANATEL, to regulate its telecommunications industry. ANATEL has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

In September 2000, ANATEL published guidelines for the implementation of PCS (*Serviço Móvel Pessoal*) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator's network by another. During 2003, all of the Telecom Americas operating companies exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. This change will allow the operating companies to extend the life of the license for an additional 15 years, upon the payment of a fee.

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Any company organized and based in Brazil, even if foreign-owned, was allowed to bid for a PCS license. Interested companies were permitted to bid for PCS licenses in each of the three regions, and were permitted to acquire PCS licenses for all three regions. However, each provider, whether cellular or PCS, is limited to only one license per service area.

Beginning in February 2001, ANATEL initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, ANATEL implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 45 megahertz per service provider, through which each of Telecom Americas' principal operating companies acquired bandwidth.

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase basic plan rates only for inflation and on an annual basis. However, operators are allowed to create non-basic plans and modify them, without prior ANATEL approval. Discounts from existing service plans, both basic and non-basic, are allowed without ANATEL approval.

ANATEL has called for public hearings on possible new regulations regarding the method of determining interconnection fees by cellular providers. Currently, operators determine interconnection fees by agreement, subject to ANATEL intervention only in case of disputes. The proposed new regulations would provide for a fully allocated cost-based method of determining interconnection fees charged by operators belonging to an economic group with significant market power, and would include a transition period for such operators. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of these proposed regulations. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power.

Another change in the interconnections regime is expected for 2005-2006, relating to the introduction of bill and keep for the settlement of interconnection fees between mobile operators with respect to local calls. Current regulations provide for the effectiveness of the new regime by July 1, 2005, but it is expected that ANATEL may postpone this date to January 2006 or even retain the current regime as a result of objections by industry participants during ANATEL's public hearings regarding the matter.

Central America

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television,

paging, data transmission and other services in Guatemala. We own approximately 99% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders during 2001, 2002, 2003 and 2004. We use the term "Telgua" below to refer to Telgua and the affiliates together.

At December 31, 2004, Telgua had approximately 933,000 fixed-line subscribers compared to approximately 930,000 at December 31, 2003, a market share of approximately 94%.

Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua's network covers approximately 63% of its population. At December 31, 2004, Sercom had approximately 1.3 million wireless subscribers, representing a market share of approximately 48%.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication, and dispatch applications, or "trunking," and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic fixed-line telephony, such as prepaid calling cards and handsets.

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel), and Telefónica Móviles.

Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (*Superintendencia de Telecomunicaciones de Guatemala*) under the General Telecommunications Law (*Ley General de Telecomunicaciones*). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See "Legal Proceedings" under Item 8 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

Nicaragua (Sercom and ENITEL)

We own a 99% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua) and launched wireless services in Nicaragua in December 2002. Sercom's cellular network uses GSM technology to provide service to its customer base. At December 31, 2004, Sercom Nicaragua had approximately 221,234 wireless subscribers, representing approximately 30.7% of the wireless market in Nicaragua.

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million. We consummated this acquisition in August 2004.

At December 31, 2004, ENITEL had approximately 231,266 wireless subscribers, which we estimate represents approximately 32% of the wireless market in Nicaragua, and approximately 214,000 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL's wireless network uses GSM digital technology and covers approximately 48% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2004, ENITEL had 1,828 employees.

The principal competitor of Sercom Nicaragua and ENITEL in the Nicaraguan wireless sector is Telefónica Movistar, which has a market share of approximately 37%.

Sercom Nicaragua's and ENITEL's business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency *(Instituto Nicaragüense de Telecomunicaciones y Correos)* under the General Telecommunications and Postal Services Law *(Ley General de Telecomunicaciones y Servicos Postales)*.

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) provides fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador for approximately U.S.$294.9 million. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 94.9% interest in CTE at December 31, 2004. We began including the results of CTE in our audited consolidated financial statements in November 2003.

At December 31, 2004, CTE had approximately 781,000 fixed-line subscribers and a market share of approximately 89%.

CTE's wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal's cellular network uses GSM digital technology and covers approximately 86% of the Salvadorean population. At December 31, 2004, Personal had approximately 518,000 wireless subscribers, which we estimate represents a market share of approximately 33%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2004, CTE and its subsidiaries had approximately 2,482 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE's principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 34%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, and Digicel, which is owned by a consortium of international investors.

CTE's business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (*Superintendencia General de Electricidad y Telecomunicaciones*). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and a nationwide PCS 1900 license to operate its cellular network.

Honduras (Sercom Honduras)

In the same transaction in which we agreed to purchase the additional 50.03% of ENITEL, we also agreed to acquire all of the shares of Megatel de Honduras, S.A. de C.V., now called Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras), which provides wireless and other telecommunications services in Honduras. The acquisition of Megatel de Honduras, S.A. de C.V. closed in June 2004.

At December 31, 2004, Sercom Honduras had approximately 198,000 wireless subscribers, representing approximately 28% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2004, Sercom Honduras had approximately 251 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicom International, which has a market share of approximately 72%.

Sercom Honduras' business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (*Comisión Nacional de Telecomunicaciones* (CONATEL)) under the Telecommunications Law (*Ley Marco del Sector de Telecomunicaciones*).

Colombia (Comcel)

Comunicación Celular S.A. (Comcel) provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. As of December 31, 2004, following the purchase of a 3.84% interest in August 2004 for U.S.$25.1 million, we had a 99.92% interest in Comcel.

Comcel's network uses GSM and TDMA technology and covers approximately 79% of Colombia's population. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2004, Comcel had approximately 5.8 million subscribers, compared to 3.7 million subscribers at December 31, 2003, and believed it had a 56.5% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 75.4% of Comcel's total subscribers as of December 31, 2004. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel's basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 90,000 locations nationwide. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

In each of the three regions of Colombia, we compete with Telefónica Móviles (which bought the BellSouth properties in Colombia in 2004) and Colombia Móvil, a consortium of two Colombian public-sector, fixed-line operators. Colombia Móvil started nationwide commercial operations in November 2003. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

In 2004, as part of an internal reorganization, we merged all our operating subsidiaries in Colombia into Comcel.

The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, each of Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in March 2004, the Ministry of Communications has agreed to renew Comcel's concessions through 2014.

Ecuador (Conecel)

Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000 and gave the

other investors certain rights to sell us their shares. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%. In July 2003, we acquired the remaining interests in Conecel for an identical amount, increasing our interest in Conecel to 100%.

At December 31, 2004, Conecel had approximately 2.3 million subscribers, compared to approximately 1.5 million at December 31, 2003, representing a 65.4% share of the Ecuadorian wireless market. Prepaid customers represented 91.2% of Conecel's total subscribers as of December 31, 2004.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 93% of Ecuador's population. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

Conecel's principal competitor is Telefónica Móviles, which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

Conecel is subject to regulation from:

- the National Telecommunications Counsel (*Consejo Nacional de Telecomunicaciones*, or Conatel), which is responsible for policy-making in the telecommunications area;
- the National Telecommunications Secretariat (*Secretaría Nacional de Telecomunicaciones*), which is responsible for executing Conatel's resolutions; and
- the Telecommunications Agency (*Superintendencia de Telecomunicaciones*), which monitors the use of authorized frequencies and compliance with concession provisions.

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2017.

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2004, TracFone had approximately 4.4 million subscribers, all of which are prepaid subscribers, and is one of the three largest operators in the U.S. prepaid cellular market. TracFone's subscriber base increased by approximately 49% in 2004.

TracFone does not own any wireless telecommunications facilities or hold any licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone's software in various handsets they produce. TracFone's business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

TracFone competes with the major U.S. wireless operators and other mobile virtual network operators. TracFone expects that many of these entities will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or "FCC," and to U.S. telecommunications laws and regulations. TracFone is not required to procure licenses to carry out its business.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$13.6 million. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, a subsidiary of CTI. AM Wireless Uruguay uses GSM technology to provide service to its customer base. As of December 31, 2004, AM Wireless Uruguay had approximately 5,000 wireless subscribers.

Other

In March 2005, we paid U.S.$21.1 million in a government auction for a 20-year license to provide nationwide wireless services in Peru, and in May 2005, we reached an agreement with Hutchison Telecommunications International Ltd. to purchase for U.S.$25 million its wireless operations in Paraguay, which operate under the brand name "Porthable." Porthable operates a GSM network and has a 2% share of the Paraguayan wireless market. The closing of the Porthable acquisition is subject to various conditions, including receipt of regulatory authorizations.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2004. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Techtel (Argentina)

Pursuant to the February 2002 reorganization of Telecom Americas, we acquired a 60% interest in Techtel-LMDS Comunicaciones Interactivas, S.A., which operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In April 2004, we sold our interests in Techtel to Telmex. See "Related Party Transactions" under Item 7.

Telstar (Uruguay)

We acquired a majority interest in Telstar S.A. pursuant to the February 2002 reorganization of Telecom Americas. Telstar has completed an LMDS network to provide data transmission services in Montevideo, Uruguay. In April 2004, we sold our interests in Telstar to Telmex. See "Related Party Transactions" under Item 7.

U.S. Commercial Corp.—CompUSA

We acquired a 49% interest in CompUSA, Inc. in March 2000. In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA for a 29.7% interest in US Commercial Corp., S.A. de C.V. and Ps. 189 million. U.S. Commercial Corp. is a Mexican company with shares listed on the Mexican stock exchange. Its principal asset is 100% of the shares of CompUSA. We recorded a loss of Ps. 293 million on the transaction. In 2004, we reclassified our investment in U.S. Commercial Corp. as available for sale. The controlling shareholder of US Commercial Corp. is an affiliate of América Telecom, our controlling shareholder. See "Related Party Transactions" under Item 7.

CompUSA is a provider of technology solutions and a retailer of personal computing equipment, based in Dallas, Texas, and operates a number of CompUSA Computer Superstores throughout the United States. CompUSA competes with a variety of resellers of personal computers and related products and services, including large format computer retailers, Internet-based retailers, manufacturers and distributors that sell directly to the public, and other personal computer retailers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

Telvista

We own an indirect 45.0% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which we, Telmex and Grupo Carso have a joint interest. Telvista is a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures for each year in the three-year period ended December 31, 2004.

	Year ended December 31,		
	2002	2003	2004
	(millions of constant pesos as of December 31, 2004)		
Transmission and switching equipment	Ps. 9,866	Ps. 12,291	Ps. 20,175
Other	1,968	2,070	2,242
Total capital expenditures	Ps. 11,834	Ps. 14,362	Ps. 22,417

Our capital expenditures during 2004 related primarily to the rollout of a new GSM network in Argentina and the expansion of GSM coverage in Mexico and Brazil. We have budgeted capital expenditures of approximately U.S.$2.4 billion for the year ending December 31, 2005, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. This amount does not include expenditures necessary to build or expand networks in Peru or Paraguay or in connection with any acquisition that we may decide to pursue. We estimate that we would need to spend approximately U.S.$200 million to build a network in Peru over the next three years. This estimate is preliminary, and we have not yet determined how this amount would be allocated among periods. We expect that our capital expenditures during 2005 will primarily relate to the expansion and upgrading of our GSM networks. We expect to spend approximately 55% of our 2005 budgeted capital expenditures in South America, 32% in North America (principally Mexico) and 13% in Central America.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

- nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
- all amounts are restated in constant pesos as of December 31, 2004.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as "ARPUs"), average minutes of use per subscriber (also referred to as average "MOUs" per subscriber) and churn rate, that is not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by the average total subscribers for such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or "churned," and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (49.1% in 2004 and 43.9% in 2003) and operating income (24.4% in 2004 and 38.4% in 2003) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due to competitive pressures, we have not increased prices in recent periods.

At December 31, 2004, we had approximately 61.1 million wireless subscribers, as compared to 43.9 million at December 31, 2003, a 39.3% increase. Subscriber growth during 2004 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions. During 2003, we experienced a 12.1 million or 38.4% increase in wireless subscribers, but almost one third of that increase was attributable to acquisitions of operating companies.

We believe that the markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. Each of our markets has different competitive and economic conditions. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last three years, we acquired a total of nine companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

- Comcel (as from February 2002);
- Telecom Americas (as from July 2002);
- Celcaribe (as from February 2003);
- BSE (as from May 2003);
- CTE (as from November 2003);
- CTI (as from November 2003);
- BCP (as from December 2003);
- Sercom Honduras (as from July 2004); and
- ENITEL (as from August 2004).

Prior to the consolidation of Comcel and Telecom Americas in 2002, our 2002 audited consolidated financial statements reflected their net results under the equity method. We acquired control of Comcel in February 2002, and of Telecom Americas in July 2002.

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2004, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues					
	2002	% consolidated	2003	% consolidated	2004	% consolidated
Comcel(1)	Ps.4,525	91.6%	Ps.6,069	100.0%	Ps.9,338	100.0%
Telecom Americas(2)	7,397	46.8	11,989	100.0	22,988	100.0
Celcaribe	—	—	577	92.5	908	100.0
BSE	—	—	2,364	70.0	2,703	100.0
CTE	—	—	4,461	19.0	4,720	100.0
CTI	—	—	2,840	19.8	5,573	100.0
BCP	—	—	5,223	9.0	4,946	100.0
Sercom Honduras	—	—	—	—	474	65.0
ENITEL	—	—	—	—	1,686	43.8

(1) Includes Celcaribe (as from February 2003).

(2) Includes BSE (as from February 2003) and BCP (as from December 2003).

The comparability of our results during the periods discussed below is particularly affected by our 2003 acquisitions. As a result of the acquisitions, we obtained 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The most significant of the 2003 acquisitions were consummated during the last quarter of 2003. As a result, our 2003 financial statements only include the results of these acquired companies for a limited number of months, whereas our 2004 financial statements include them for the full year.

Geographic Segments

We have operations in eleven countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 21 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 52.6% of our total operating revenues in 2004 and 47.2% of our total wireless subscribers at December 31, 2004. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (71.0% in 2002 and 61.0% in 2003) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance. During 2004, we experienced faster subscriber growth from our non-Mexican operations than from our Mexican operations. We believe this reflects to a large extent the economic recovery in South America during recent years.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 17.1 % of our total operating revenues in 2004 and 22.3% of our total wireless subscribers at December 31, 2004. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results. The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2002		2003		2004	
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Argentina	—	—	1.0%	3.2%	4.1%	5.9%
Brazil	5.6%	16.4%	13.3	21.7	17.1	22.3
Guatemala(2)	7.7	2.0	6.6	2.0	5.3	2.1
Colombia	6.4	8.9	6.7	8.4	6.9	9.5
Ecuador	2.2	2.9	3.2	3.5	3.2	3.8
El Salvador	—	—	0.9	0.5	3.5	0.8
Mexico	71.0	63.5	61.0	53.4	52.6	47.2
United States	7.1	6.3	7.3	6.7	6.6	7.2
Other(3)	—	—	—	0.7	0.7	1.1

(1) As of December 31.

(2) Includes Sercom Nicaragua.

(3) Includes Honduras, Nicaragua (ENITEL) and Uruguay.

Our subsidiaries report significantly different operating margins, with Mexico, Central America and Ecuador showing margins higher than or similar to our consolidated operating margin in 2004 and the remainder showing lower margins or, in the case of Argentina and Brazil, operating losses.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, economic factors, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. We recorded a foreign exchange gain of Ps. 2,444 million in 2004, principally as a result of the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar. We also reported a foreign exchange gain in 2003 (Ps. 1,425 million), but reported a foreign exchange loss (Ps. 1,606 million) in 2002. Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 47.4% of our 2004 operating revenues and 65% of our year-end 2004 assets, as compared to 39% and 65%, respectively, in 2003.

We record monetary gains or losses reflecting the effects of inflation on our net monetary assets or liabilities. During the past three years, our monetary liabilities have exceeded our monetary assets, and as a

result, we have reported net gains from monetary position. Our levels of net monetary liabilities and inflation have been relatively stable during the last three years, and accordingly, our gains from monetary position have not fluctuated significantly from year to year. This may change, however, if inflation or our level of net monetary liabilities fluctuates significantly in the future.

Composition of Operating Revenues

Most of our operating revenues (82.2% in 2004) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. For postpaid service, monthly fees are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes account of the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe this is driven by the Christmas shopping season.

Consolidated Results of Operations

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 16 to our audited consolidated financial statements included in this annual report.

Operating Revenues

Operating revenues increased by 49.1% in 2004 and by 43.9% in 2003. The Ps. 44,345 million increase in revenues in 2004 reflects principally subscriber growth, as well as acquisitions. We experienced subscriber growth in all of our markets during 2004. The rate of subscriber growth in Mexico during 2004 (23.1%) was lower than that in the rest of our principal markets, reflecting higher overall penetration in the Mexican cellular market by Telcel and its competitors.

We made important acquisitions during the second half of 2003 (CTE, CTI and BCP). These companies were not consolidated until the latter part of 2003. If the companies acquired during 2003 had been consolidated for the full year 2003, we estimate that our revenue growth for 2004 would have been approximately 32%.

In 2004, and to a lesser extent in 2003, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. For example, in Mexico, average MOUs per subscriber increased by 22.2% in 2004, while ARPUs increased by only 4.3%.

Service revenues accounted for Ps. 33,016 million of the Ps. 44,345 million increase in operating revenues in 2004. This represents a 42.5% increase in service revenues between 2003 and 2004. We have seen an increase in revenues from data-services, such as SMS messaging, and other value-added services. Revenues from other services increased by 84% in 2004 to Ps. 11,611 million, and as a percentage of service revenues increased to 10.4% in 2004 from 8.1% in 2003.

The increase in operating revenues in 2004 includes a Ps. 11,330 million, or 89.2%, increase in equipment revenues reflecting subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues increased from 14.0% in 2003 to 17.8% in 2004.

In 2003, our operating revenues increased by Ps. 27,558 million, or 43.9% compared to 2002. This increase reflects organic growth in all of our geographic segments, the consolidation of the results of the five companies acquired during 2003, which accounted for approximately 15% of the increase, and the full-year consolidation of the results of Telecom Americas and Comcel, which also accounted for approximately 15% of the increase.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 48.5% of operating revenues in 2004, 43.6% of operating revenues in 2003 and 42.5% of operating revenues in 2002. Cost of services and equipment increased by 66.0% in 2004 and by 47.6% in 2003. This increase in 2004 reflects primarily increased subscriber acquisition costs, particularly equipment costs. Our organic subscriber growth greatly accelerated during 2004. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 39,007 million in 2004, and primarily represents the cost of handsets sold to subscribers. The 92.1% increase in equipment costs in 2004 slightly outpaced the 89.2% increase in equipment revenues for the same period. This reflects our practice of subsidizing the cost of equipment for new subscribers. Cost of equipment increased by 59.5% in 2003 as compared to 2002, and equipment revenues increased 67.7% for the same period. We have centralized our equipment purchases, which has helped us contain equipment unit costs in recent periods.

Cost of services increased by 37.5% in 2004, to Ps. 26,409 million. This increase in cost of services was slower than the growth in service revenues, which increased by 42.5% in 2004. These costs have increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services. Cost of services increased by 36.7% in 2003 as compared to 2002.

Commercial, administrative and general—Commercial, administrative and general expenses represented 20.2% of operating revenues in 2004, 19.3% of operating revenues in 2003 and 21.3% of operating revenues in 2002. On an absolute basis, commercial, administrative and general expenses increased by 55.7% in 2004 and 30.6% in 2003. Notwithstanding our cost control measures and increasing scale, these expenses outpaced revenue growth in 2004 due to increased subscriber acquisition costs, including commissions and marketing expenses.

Depreciation and amortization—Depreciation and amortization represented 13.8% of operating revenues in 2004 and 16.1% of operating revenues in 2003. Depreciation and amortization increased by 27.4% in 2004 and by 61.3% in 2003. Apart from the consolidation of our acquired companies in 2003, the increases in depreciation and amortization in 2004 and 2003 reflect the substantial investments made in our networks, particularly in connection with the launch of GSM services in Mexico, Brazil, Argentina, Colombia, Ecuador, Guatemala and elsewhere.

Under a recent change in Mexican GAAP, we will no longer amortize goodwill beginning in 2005. In 2004, the amortization of goodwill was Ps. 1,100 million.

Operating Income

Operating income increased by 24.4% in 2004 and 38.4% in 2003, reflecting principally the growth in our operating revenues. With the exception of Telecom Americas and CTI, all of our subsidiaries reported operating income in 2004. In 2003, all of our subsidiaries other than Telecom Americas reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 17.4% in 2004, 20.9% in 2003 and 21.7% in 2002. The significant increases in our cost of equipment and our commercial, administrative and general expenses (as explained above) caused our operating margin to decrease in 2004. The decrease in our operating margin in 2003 resulted primarily from the significant increase in our depreciation and amortization expenses during that year.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing income of Ps. 1,908 million in 2004 and Ps. 2,234 million in 2003 and comprehensive financing cost of Ps. 1,076 million in 2002. The decrease in comprehensive financing income between 2004 and 2003 reflects increases in net interest and other financial expenses, which were partially offset by higher foreign exchange gains and gains from monetary position. The change between 2003 and 2002 reflects a combination of factors—principally, a foreign exchange gain in 2003 as opposed to a foreign exchange loss in 2002 and a decline in other financing costs.

For 2004 and 2003, changes in the components of comprehensive financing cost were as follows:

- In 2004 and 2003, we had interest income of Ps. 2,316 million and Ps. 2,506 million, respectively.
- In 2004 and 2003, we had interest expense of Ps. 4,594 million and Ps. 3,971 million, respectively. The increase was primarily a result of a higher percentage of our total average debt represented by longer-term debt, fixed rate debt and non-U.S. dollar-denominated variable rate debt in 2004 as compared to 2003.
- We had a foreign exchange gain of Ps. 2,444 million in 2004, as compared to a gain of Ps. 1,425 million in 2003. The foreign exchange gain in 2004 was primarily due to the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar, whereas the gain in 2003 was principally attributable to the appreciation of the Brazilian real relative to the U.S. dollar. During both 2004 and 2003, the Mexican peso depreciated against the U.S. dollar, albeit at a higher rate in 2003 than in 2004. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar, and not just on the basis of changes between the Mexican peso and the U.S. dollar. During 2002, we reported a foreign exchange loss of Ps. 1,606 million mainly as a result of the depreciation of the Mexican peso and the Brazilian real relative to the U.S. dollar.
- Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. The increase in net gain from monetary position of Ps. 479 million to Ps. 2,952 million during 2004 resulted primarily from an increase in our average level of net monetary liabilities.
- We reported a net other financing cost of Ps. 1,210 million in 2004 and of Ps. 199 million in 2003. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. Our net financing costs in 2004 are principally attributable to a combination of factors, including commissions paid in connection with our offerings of senior notes and fair value losses.

Income Tax and Employee Profit-Sharing

The statutory rate of Mexican corporate income tax was 33% in 2004, 34% in 2003 and 35% in 2002. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 31.4%, 17.2% and 26.3% for 2004, 2003 and 2002, respectively. The increase in our effective tax rate in 2004 reflects principally an increase in deferred taxes relating mainly to our operations in Mexico. These deferred taxes recognized in Mexico were recorded principally in connection with losses or expenses arising from the sale and leaseback of telephone plant in December 2004, licensing payments made in respect of our trademarks and an increase in inventories. In 2003 and 2002, our effective tax rate was below the corporate income tax rate primarily because our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 30% in 2005, 29% in 2006 and 28% in 2007.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel's taxable income. The amount payable increased by 107% to Ps. 540 million in 2004 and increased by 22.6% in 2003.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 93 million in 2004, Ps. 136 million in 2003 and Ps. 4,386 million in 2002. The net losses in 2004 reflect our share of the net losses reported by Televista. The net losses in 2003 reflect principally our share of net losses in CompUSA, which we reported under the equity method until the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp. in December 2003. The net losses in 2002 resulted primarily from the impairment of goodwill recognized by CompUSA and the losses incurred by Telecom Americas before we began to consolidate it in July 2002.

Other Income (Loss), Net

In 2004, we recorded other net income of Ps. 89 million, compared to other net loss of Ps. 1,099 million in 2003. The loss in 2003 reflects primarily losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., and cash. See "Related Party Transactions" under Item 7.

Net Income

We had net income of Ps. 16,513 million in 2004, Ps. 15,812 million in 2003, and Ps. 5,032 million in 2002. The increase in net income in 2004 principally reflects the increase in revenues, which offset the increase in operating expenses and income taxes. The increase in net income in 2003 reflected increased revenues and operating income, as well as improved comprehensive financing income and equity in results of affiliates.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2002 and 2003 are restated at constant pesos as of December 31, 2004 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2003 was restated in constant pesos as of December 31, 2004 by applying a factor of 1.0519.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit				
	2002	2003	% Change	2004	% Change
Guatemalan quetzal	1.3498	1.3975	3.5%	1.4525	3.9%
U.S. dollar(1)	10.3125	11.2360	9.0	11.2648	0.3
Brazilian real	2.9161	3.8890	33.4	4.2438	9.1
Colombian peso	0.0035	0.0040	14.3	0.0047	17.5
Argentine peso	—	3.8300	—	3.7814	(1.3)
El Salvador colones	—	1.2841	—	1.2874	0.3

(1) The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 21 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

Mexico

Telcel's operating revenues increased by 28.3% in 2004 and by 23.7% in 2003, benefiting from subscriber growth and increases in average MOUs per subscriber and, to a lesser extent, ARPUs during both periods. We experienced an acceleration in subscriber growth in 2004 after declining rates of subscriber growth in previous years. In 2004, the number of Telcel subscribers increased by 23.1% to approximately 28.9 million, compared to an increase of approximately 16.8% to approximately 23.4 million in 2003. We do not expect this acceleration to continue in the future as penetration rates increase in Mexico.

We experienced increases in average MOUs per subscriber of approximately 22.2% in 2004 and approximately 20.9% in 2003, and increases in ARPUs of approximately 4.3% in 2004 and approximately 6.9% in 2003. During 2003 and 2004, we lowered the effective price of some of our services in Mexico, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. Telcel's churn rate dropped during 2004, from approximately 3.9% in 2003 to 3.0% in 2004.

Operating income increased by 37.2% in 2004 and by 44.0% in 2003. Our operating margin was 36.1% in 2004 and 33.7% in 2003. The increase in operating margin in 2004 reflects a combination of factors, including greater efficiency resulting from increasing scale. During 2004, we won a judicial claim challenging the application of a 10% gross revenue tax on certain of our services, and as a result, reversed the charges that we had accrued in 2003 in respect of this tax. We estimate that the reversal accounted for approximately one third of the increase in operating margins during 2004. GSM traffic is an increasing component of our total traffic in Mexico, and GSM traffic is not subject to the royalties (*aprovechamientos*) payable in respect of services under our 800 megahertz (Band B) concessions.

Reductions in interconnection fees for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction is of 10% in 2005, increasing to 19% in 2006 and 27.1% in 2007, in each case as compared to 2004 rates. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. We do not expect, however, that this reduction will have a material adverse impact on our or Telcel's results of operations, in part because we expect that the planned fee reduction should result in higher usage.

Brazil

Telecom Americas' operating revenues from continuing operations increased by 91.7% in 2004 and by 55.3% in 2003. To calculate the increase in 2003, we have used the full-year results for Telecom Americas for

2002, even though we did not begin consolidating the results of Telecom Americas until July 2002 (except for our equity in the net results of Telecom Americas). In addition, the 2003 results include BSE from May 2003 and BCP from December 2003. If we had consolidated BCP and BSE for the full year 2003, our operating revenues in 2004 would have increased by 29.3%. Approximately 50% of the increase in 2003 operating revenues resulted from the consolidation of BSE and BCP.

Apart from acquisitions, the increases in operating revenues in 2004 and 2003 were attributable primarily to subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 10% of the increase. In 2004, the number of Telecom Americas subscribers increased by 4.1 million subscribers, to approximately 13.7 million subscribers. In 2003, the number of Telecom Americas subscribers increased by 4.3 million subscribers, to approximately 9.5 million subscribers. Of the increase in subscribers in 2003, approximately 1.6 million resulted from organic growth and approximately 2.7 million from the acquisition of BCP and BSE. Average monthly MOUs per subscriber increased by 7.7% in 2004 (reversing a slight decline in 2003), while ARPUs declined by 16.8% in 2004 and we experienced an increase in our churn rate, from 2.3% in 2003 to 2.7% in 2004. The decline in ARPUs during 2004 was primarily attributable to subscriber growth, a change in the accounting for interconnection fees and lower revenues per subscriber from long-distance services. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. As from July 2003, as a result of new regulations in Brazil, we started recognizing interconnection revenues on a net basis (after deducting interconnection fees paid to other carriers), whereas before such date, interconnection revenues were recognized on a gross basis. Also beginning in July 2003, customers in Brazil have been able to select their long-distance provider, which bills them directly for the service.

Telecom Americas reported an operating loss of Ps. 6,580 million in 2004, as compared to a Ps. 2,245 million operating loss in 2003. The increased operating loss in 2004 reflects higher subscriber acquisition costs. High subscriber acquisition costs resulting from rapid subscriber growth and competition continue to adversely impact our margins in Brazil.

Argentina

We began consolidating the results of CTI in November 2003, such that our audited consolidated financial statements do not reflect revenues or operating income from Argentina prior to that date. To measure the operating performance of CTI, we compare its operating revenues and operating income for continuing operations using its full-year 2003 results. On that basis, CTI's operating revenues from continuing operations increased by 96.2% in 2004. The increase in 2004 was attributable primarily to subscriber growth. In 2004, the number of CTI subscribers increased by 2.2 million subscribers, to approximately 3.6 million subscribers. Average monthly MOUs per subscriber increased by 13.2% in 2004 compared to 2003, while ARPUs declined by 11.5% during the same period, and we experienced an increase in our churn rate, from 1.5% in 2003 to 2.0% in 2004. The decline in ARPUs in 2004 principally reflects subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage.

CTI reported an operating loss of Ps. 403 million in 2004, as compared to operating income in 2003 of Ps. 712 million. The operating loss in 2004 resulted principally from higher subscriber acquisition costs.

Central America—Guatemala (Telgua) and Sercom Nicaragua

Operating revenues for Telgua and Sercom Nicaragua increased by 20.3% in 2004 and by 22.5% in 2003. In 2004, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 57.3%, to approximately 1.5 million, and the number of fixed line subscribers increased to approximately 933 thousand from 930 thousand as of December 31, 2003. In 2003, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 54.4%, to approximately 970 thousand and the number of fixed-line subscribers

increased by 15.7%, to approximately 930 thousand. For the year ended December 31, 2004, wireless services accounted for approximately 43.3% of our operating revenues for Telgua and Sercom Nicaragua, and fixed-line and other services for approximately 56.7%.

Operating income for Telgua and Sercom Nicaragua increased by 31.2% in 2004 and by 36.5% in 2003. The region's operating margin was 32.9% in 2004 and 30.1% in 2003. The increase in operating margin is attributable principally to the fixed line business.

Central America—El Salvador

We began consolidating the results of CTE in November 2003, such that our audited consolidated financial statements do not reflect revenues or operating income from El Salvador prior to that date. To measure the operating performance of CTE, we compare its operating revenues and operating income for continuing operations using its full-year 2003 results. On that basis, CTE's operating revenues from continuing operations increased by 5.8% in 2004. The increase in 2004 was attributable primarily to subscriber growth. In 2004, the number of CTE wireless subscribers increased by 302 thousand subscribers, to approximately 518 thousand subscribers, and the number of fixed-line subscribers increased by 77 thousand subscribers, to approximately 781 thousand subscribers. For the year ended December 31, 2004, wireless services accounted for approximately 17.4% of CTE's operating revenues, and fixed-line and other services for approximately 82.6%.

CTE reported an operating income of Ps. 1,610 million in 2004, a 34.4% increase compared to operating income of Ps. 1,198 million in 2003. CTE's operating margin was 34.1% in 2004. CTE's operating margin in 2004 remained relatively stable as compared to 2003.

Colombia

Comcel's operating revenues from continuing operations increased by 53.9% in 2004 and by 54.4% in 2003. The relative appreciation of the Colombian peso compared to the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 33% of the increase. To calculate the increase in 2003, we have used the full-year results for Comcel for 2002, even though we didn't begin consolidating the results of Comcel until February 2002.

Apart from exchange effects, the increase in operating revenues from continuing operations in 2004 and 2003 was attributable principally to subscriber growth and increased traffic. In 2004, the number of Comcel subscribers increased by 58.2% to approximately 5.8 million, and total traffic increased by 79%. In 2003, the number of Comcel subscribers increased by 30.2%, to approximately 3.7 million, and total traffic increased by 54.6%. The consolidation of Celcaribe accounted for approximately 25% of Comcel's subscriber growth in 2003. Comcel's operating revenue in 2004 benefited from an increase in average MOUs per subscriber of approximately 39.0% after remaining relatively flat in 2003. ARPUs (in local currency) decreased slightly in 2004 compared to 2003, and we experienced a decrease in our churn rate, from 3.1% in 2003 to 2.9% in 2004. The decline in ARPUs in 2004 principally reflects subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage.

Comcel's operating income decreased by 1.8% in 2004. Comcel's operating income was Ps. 612 million in 2004, Ps. 623 million in 2003, and Ps. 267 million in 2002. Comcel's operating margin was 6.6% in 2004 and 10.3% in 2003. The decrease in operating income during 2004 resulted from an increase in subscriber acquisition costs resulting from faster subscriber growth.

Ecuador

Conecel's operating revenues increased by 50.0% in 2004 and by 108.9% in 2003. The increase in 2004 was attributable principally to increases in subscriber growth and traffic. Equipment revenues were the fastest growing part of revenues. In 2004, the number of Conecel subscribers increased by 51.3%, to approximately

2.3 million, and there was an increase in total traffic of 43%. In 2003, the number of Comcel subscribers increased by 66.5%, to approximately 1.5 million, and there was an increase in total traffic of 35.0%. Both ARPUs and MOUs per subscriber decreased during 2004, by approximately 14.7% (10% in local currency) and 7%, respectively. Our churn rate increased from 3.4% in 2003 to 3.7% in 2004. The decline in ARPUs reflects a combination of factors, including the recognition in 2003 of interconnection fees in respect of prior years as a result of an agreement with certain operators, a decrease in interconnection revenues per subscriber resulting from lower interconnection rates and subscriber growth, as well as exchange rate differences. The negotiation of interconnection fees with certain operators is ongoing, and some operators are seeking to reduce fees even further from current levels.

Comcel's operating income was Ps. 885 million in 2004 and Ps. 577 million in 2003, as compared to an operating loss of Ps. 116 million in 2002. Our operating margin was 20.6% in 2004 and 20.2% in 2003.

United States

Tracfone's operating revenues increased by 36.3% in 2004 and by 47.3% in 2003. The increase in operating revenues in 2004 was attributable principally to subscriber growth and an increase in total traffic. In 2004, the number of TracFone subscribers increased by 48.9%, to approximately 4.4 million, and total traffic increased by 62.7%. In 2003, the number of TracFone subscribers increased by 50%, to approximately 3.0 million, and total traffic increased by 60.4%. Although average MOUs per subscriber increased in 2004 as compared to 2003, ARPUs declined by approximately 8.8% in 2004 (5% in local currency) compared to 2003. The churn rate increased from 4.0% in 2003 to 4.2% in 2004. This decline in ARPUs in 2004 principally reflected the increasing portion of Tracfone's traffic that is comprised of digital traffic, which generates lower revenues per minute than analog traffic.

Tracfone's operating income was Ps. 318 million in 2004 and Ps. 210 million in 2003, as compared to an operating loss of Ps. 270 million in 2002. Tracfone's operating margin increased from 3.2% in 2003 to 3.5% in 2004. The improved operating margin principally reflected the increasing portion of Tracfone's traffic that is comprised of digital traffic, which is more profitable than analog traffic.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

- We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2004 and 2003, we invested approximately Ps. 22.4 billion and Ps. 14.3 billion in plant, property and equipment. We have budgeted capital expenditures for 2005 to be approximately U.S.$2.4 billion (Ps. 27.0 billion). See "Capital Expenditures" under Item 4.
- We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 1,572 million in dividends in 2004 and Ps. 835 million in 2003, and we are paying dividends quarterly in 2005. We also spent (including commissions and value-added taxes) Ps. 12,428 million repurchasing our own shares in the open market in 2004 and Ps. 1,026 million in 2003. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2005. In a shareholders' meeting held in April 2005, our shareholders resolved to declare a dividend of Ps. 0.21 per share (a significant increase over the Ps. 0.12 dividend per share declared in 2004) and authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional shares, thereby increasing our reserve to Ps. 30,000 million.
- During 2004 and 2003, we spent approximately Ps. 6.1 billion and Ps. 19.1 billion, respectively, in order to acquire new companies and licenses and increase our interest in some of our subsidiaries.

- We must repay indebtedness at maturity, and we may elect to repay debt before maturity. As explained below, during 2004 we refinanced a significant portion of our indebtedness. During 2004, we used Ps. 35,405 million to repay debt, as compared to Ps. 20,995 million in 2003.

The following table summarizes certain contractual liabilities as of December 31, 2004. Our purchase obligations and approximately 65% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of constant pesos as of December 31, 2004)				
Contractual obligations as of December 31, 2004:					
Equipment leases	Ps. 4,906	Ps. 861	Ps. 1,386	Ps. 2,659	Ps. —
Real estate leases	15,185	1,837	6,464	2,753	4,131
Long-term debt	59,029	2,961	25,828	14,851	15,389
Short-term debt	2,431	2,431	—	—	—
Purchase obligations(1)	5,771	4,814	957	—	—
Total	Ps.87,322	Ps.12,904	Ps.34,635	Ps.20,263	Ps.19,520

(1) See discussion below.

We have entered into agreements to purchase equipment for the expansion of our GSM networks. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$512 million (Ps. 5,771 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers' compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2004. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions acquired in Mexico during 2005, however, we are required to pay Ps. 255 million annually for 20 years.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 37,836 million in 2004 and Ps. 30,545 million in 2003. We were able to satisfy our capital requirements during 2003 and 2004 without significantly increasing our net debt (total debt minus cash and cash equivalents) by relying principally on resources generated from operations to fund our capital expenditures.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and investments and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican capital market. In 2004, as further discussed

below, we accessed for the first time the international dollar debt markets, with offerings totaling U.S.$2.1 billion, and in December 2004, we established a shelf registration for up to U.S.$2.0 billion of debt securities with the U.S. Securities and Exchange Commission, which we first used in February 2005.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI.

Outstanding Indebtedness

At December 31, 2004, we had total consolidated indebtedness of Ps. 61,460 million, as compared to Ps. 51,872 million at December 31, 2003. Cash and cash equivalents amounted to Ps. 16,518 million at December 31, 2004 and Ps. 9,769 million at December 31, 2003. Approximately 72% of our indebtedness at December 31, 2004 was denominated in currencies other than Mexican pesos (approximately 65% in U.S. dollars and 7% in other currencies, principally in Brazilian reais and Colombian pesos), and approximately 57.3% of our consolidated debt obligations bore interest at floating rates.

During 2004, taking advantage of a favorable interest rate environment, we refinanced a significant portion of our indebtedness (including a significant portion of our dollar-denominated bank financings) with the proceeds from the offerings of four different tranches of U.S. dollar denominated senior notes in the international capital markets. The total principal amount of these offerings was U.S.$2.1 billion, and approximately 86% of these notes bear interest at fixed rates. As a result, we were able to extend the average life of our indebtedness at attractive rates. Our ability to access the international debt capital markets on these terms has been largely a function of the credit ratings given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated BBB by Standard and Poor's Rating Group and A3 by Moody's Investors Service, which ratings are generally considered to connote "investment grade" debt with moderate to low credit risk. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. There are only a few Mexican companies with an investment grade rating, and the ability of those companies, including us, to maintain an investment grade rating is in large part contingent on Mexico maintaining its investment grade rating which it attained in 2000. We believe that the new maturity profile of our indebtedness is compatible with our cash flow generation, and that as a result, we have significantly mitigated our exposure to refinancing risks. Our assessment may change in the future as a result of, among other things, changed economic, market or monetary conditions or new transactions. The weighted average cost of all our third-party debt at December 31, 2004 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 7.05%, as compared to 5.19% at December 31, 2003. This increase reflects that a higher percentage of our debt at December 31, 2004 as compared to December 31, 2003 was represented by longer-term debt, fixed rate debt and non-U.S. dollar denominated variable rate debt, as well as increases in short-term interest rates during 2004.

Our major categories of indebtedness at December 31, 2004 are as follows:

- *U.S. dollar-denominated senior notes.* At December 31, 2004, we had approximately U.S.$2.1 billion (Ps. 23,577 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets during 2004:
  - U.S.$498 million (Ps. 5,610 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;
  - U.S.$795 million (Ps. 8,956 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;
  - U.S.$500 million (Ps. 5,632 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%; and
  - U.S.$300 million (Ps. 3,379 million) senior notes due 2007, bearing interest at a floating rate of LIBOR plus 0.625%.

The senior notes are all guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

- *Mexican peso-denominated notes.* At December 31, 2004, we had Ps. 13.0 billion in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel, between 2002 and 2004, and have varying maturities, ranging from 2005 through 2010. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).
- *Equipment financing facilities with support from export development agencies.* We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil or Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2004 was U.S.$653 million (Ps. 7,358 million). We have repaid substantially all of this debt during 2005.
- *Bank loans.* At December 31, 2004, we had approximately U.S.$795 million (Ps. 8,958 million) outstanding under a number of dollar-denominated bank facilities bearing interest at LIBOR plus a spread. We have repaid substantially all of this debt during 2005.
- *Sale and leasebacks.* During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2004, lease payment obligations under these contracts amounted to Ps. 4,484 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in December 2004, Comcel entered into a sale and leaseback transaction with respect to a portion of its telephone plant. At December 31, 2004, lease payment obligations under the contract amounted to U.S.$35.6 million (Ps. 401.0 million). Payments are due on a monthly basis through 2008 and bear interest at a fixed rate.
- *Colombian peso-denominated notes.* In 2003 and 2004, Comcel issued Colombian peso-denominated notes in the Colombian capital markets in three different series. At December 31, 2004, the aggregate principal amount outstanding was Ps. 2,121 million. These notes bear interest at a variable rate based on the IPC (the Colombian consumer price index rate) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil.
- *BNDES.* ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Banco Nacional de Desenvolvimento Econômico e Social, or "BNDES", the Brazilian federal development bank. These loans are principally denominated in reais, with a portion indexed to U.S. dollars. At December 31, 2004, the aggregate principal amount of these loans was approximately R$250 million plus the equivalent in reais of approximately U.S.$10 million in foreign currencies. We have repaid all of this debt during 2005.

At December 31, 2004, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 54,646 million (U.S.$4,851 million), excluding subordinated debt owed to us or our other subsidiaries. At such date, Sercotel, our wholly-owned subsidiary that holds directly or indirectly the shares of all our operating subsidiaries, had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 10,217 million (U.S.$907 million). In addition, at December 31, 2004, our operating subsidiaries other than Telcel had indebtedness of Ps. 6,815 million (U.S.$605 million).

On February 25, 2005, we issued U.S.$1,000 million in principal amount of 6⅜% senior notes due 2035. These notes are guaranteed by Telcel and have terms as to covenants similar to those of our other U.S. dollar-denominated senior notes. We used the net proceeds from this offering to repay indebtedness.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2004, after taking into account derivative transactions, approximately 52.1% of our total debt was effectively denominated in U.S. dollars and approximately 35.2% was effectively subject to floating rates.

As of December 31, 2004, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$650 million of our total U.S. dollar-denominated debt. Under these swaps, we have effectively replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

As of December 31, 2004, we had entered into Mexican peso-U.S. dollar cross currency swaps in respect of Ps.$1,000 million of our total Mexican peso-denominated debt. Under these swaps we have effectively replaced our obligation to make payment in Mexican pesos with an obligation to make payment in U.S. dollars.

A substantial portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2004, the aggregate notional amount of domestic interest rate swaps was Ps. 5,000 million.

We have also covered part of our exposure to U.S. dollar debt that bears interest at floating rates. The aggregate notional amount of U.S. dollar interest rate swaps as of December 31, 2004 was approximately U.S.$459 million. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest.

We have also entered into interest rate swaps with respect to some of our Mexican peso indebtedness that modify the periodicity of interest payments under this indebtedness. As of December 31, 2004, the aggregate notional amount of interest rate swaps with respect to such indebtedness was Ps. 1,000 million.

All of our derivative instruments described served as hedges to specific liabilities, and were valued using the same criteria applied to the hedged liability. The net effect of such instruments was recorded as part of interest expense or foreign exchange, depending on the hedged liability.

In addition, as of December 31, 2004, we had U.S. dollar-Mexican peso cross currency and interest rate swaps with an aggregate notional amount of U.S.$350.9 million that were not at the time hedging any underlying liability. We had originally entered into these instruments to hedge underlying risks arising from debt, but during 2004 we repaid the underlying debt as part of the refinancings described above under "Outstanding Indebtedness" and decided to maintain the derivative instruments. We record any fair value gains or losses from these instruments on our income statement, under the caption "other financing cost, net."

The aggregate effect of all of our derivative instruments during 2004 was a gain of Ps.125.1 million reflected as part of our comprehensive financing income, as compared to a gain of Ps.79.8 million in 2003.

Off-Balance Sheet Arrangements

We have an obligation to purchase additional shares of our subsidiary Telecom Americas from its minority shareholder. The minority shareholder has the right to sell its shares to us beginning in 2006 for U.S.$150 million plus interest.

Except for the obligation described above, as of December 31, 2004, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 16,663 million in 2004, Ps. 15,672 million in 2003, and Ps. 6,351 million in 2002. Compared to Mexican GAAP, net income under U.S. GAAP was 0.90% higher in 2004 and 0.88% lower in 2003.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders' equity. The most significant differences in their effect on 2004 net income related to the reversal of the amortization of goodwill reported under Mexican GAAP and the recording of deferred employee profit sharing. In 2002, for U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. As a result, for U.S. GAAP purposes we no longer amortize goodwill and other intangible assets with indefinite useful lives. Under Mexican GAAP, we only record deferred employee profit sharing in respect of certain temporary differences in assets and liabilities between fiscal and financial reporting, whereas under U.S. GAAP we record deferred employee profit sharing on all such differences. In 2004, we recorded a significant loss for fiscal purposes, but not for financial reporting purposes, in respect of certain sale and leaseback transactions. Other differences that had a significant effect on 2004 net income relate to capitalized interest on assets under construction, net gains (losses) on sales to affiliates, the presentation of minority interests, the adoption of EITF 00-21 (relating to revenue arrangements with multiple deliverables), the effect of inflation accounting on U.S. GAAP adjustments and how the carrying value of plant, property and equipment is restated to reflect effects of inflation. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect principally these same matters, as well as the recording of deferred income taxes. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 22 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Purchase accounting—purchase price allocation

During 2004, 2003 and 2002, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of independent experts to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2004 to Ps. 12,257 million, or 11.0% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases, it can result in our recognizing an impairment charge to reflect a write-down in value.

Impairment

We carry substantial balances on our balance sheet for long-lived assets, including plant, property and equipment, licenses and trademarks and goodwill. These balances are based on historical costs net of accumulated depreciation and amortization and are restated for inflation. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. Recoverability for assets identifiable to individual locations, such as plant, property and equipment and licenses and trademarks, is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between net book value of the assets and their estimated market value. Because the analysis we perform requires that we estimate the future cash flows attributable to these assets, we are required to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2004 and 2003 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods. We reverse in the current year deferred tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax-loss year. If we estimate that timing differences of a current year will be reversed in a later tax-loss year, we do not record deferred tax assets and liabilities for those timing differences. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2004, we had a valuation allowance covering approximately 90.0% of our deferred tax assets of Ps. 22.1 million.

Item 6. Directors, Senior Management and Employees

MANAGEMENT

Directors

Management of our business is vested in our Board of Directors. The Board of Directors has broad authority to manage our company. Actions requiring the approval of our board of directors include:

- a change of control of the company;
- transactions with related parties (as defined in the Mexican Securities Market Law);
- acquisitions or sales of assets equal in value to, or greater in value than, 10% of the value of the company's assets;
- guarantees of amounts exceeding 30% of the value of the company's assets; and
- any other transaction in an amount greater than 1% of the value of the company's assets.

Our bylaws provide for the Board of Directors to consist of between five and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders' meeting held on April 27, 2005, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Carlos Slim Helú Honorary Lifetime Chairman	Born:	1940
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.
Patrick Slim Domit Chairman and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Term expires:	2006
	Other directorships:	Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A. de C.V.
Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.
Jaime Chico Pardo Director	Born:	1950
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Telmex
	Other directorships:	Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born:	1960
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other directorships:	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.
María Asunción Aramburuzabala Larregui Director	Born:	1963
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Tresalia Capital
	Other directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital
Rafael Robles Miaja Director and Corporate Secretary	Born:	1965
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Partner, Franck, Galicia y Robles, S.C.
	Other directorships:	Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V. and Partes Cone de México, S.A. de C.V.
Rayford Wilkins Director and Member of the Executive Committee	Born:	1951
	First elected:	2005
	Term expires:	2006
	Principal occupation:	Group President SBC Communications, Inc. International operations.
	Other directorships:	Various positions in the wireless industry at SBC Group.
John Stephens Director	Born:	1959
	First elected:	2005
	Term expires:	2006
	Principal occupation:	Vice President and comptroller of SBC Communications, Inc.

Claudio X. González Laporte Director and Member of the Compensation Committee	Born:	1934
	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation
David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born:	1930
	First elected:	2000
	Term expires:	2006
	Other directorships:	Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit
Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born:	1960
	First elected:	2004
	Term expires:	2006
	Other directorships:	Director of Grupo Financiero Value, S.A. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú, and Patrick Slim Domit is the son of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders" under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Mr. Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

- select our auditors, review the scope and terms of their engagement, and determine their compensation;
- monitor the performance of our auditors and re-evaluate the terms of their engagement;
- recommend procedures for preparing financial statements and internal controls;
- monitor internal controls and accounting for specified types of matters;
- propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;
- review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;
- resolve disagreements between our management and auditors relating to our financial statements;
- pre-approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;
- obtain from our auditors an audit report that includes a discussion of critical accounting policies used by the Company, any alternative treatments within generally accepted accounting principles for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;
- report to the Board of Directors on its activities;
- opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions;
- develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;
- perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws and Mexican law, the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders, and the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law and under Rule 10A-3 of the U.S. Securities and Exchange Act of 1934.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

- recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;
- propose criteria for evaluating executive performance;
- analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;
- review new executive compensation programs and the operations of existing programs;
- establish contracting practices to avoid excessive payments to executives;
- assist the Board of Directors in developing appropriate personnel policies;
- participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan;
- report to the Board of Directors on its activities; and
- perform any other functions the Board of Directors may delegate to the Compensation Committee.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex's Mexican subsidiaries, Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:	2001 General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)
Carlos Cárdenas Blásquez Latin American Operations	Appointed: Business experience:	2000 Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.
José Elias Briones Capetillo Administration and Finance	Appointed: Business experience:	2001 Comptroller of Telcel
Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Mijares, Angoitia, Cortés y Fuentes, S.C.

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (*comisarios*) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders' meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

- call ordinary or extraordinary general meetings;
- place items on the agenda for meetings of shareholders or the Board of Directors;
- attend meetings of shareholders, the Board of Directors or the Executive Committee; and
- generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are: Francisco Álvarez del Campo and Agustín Aguilar Laurents, respectively.

According to our bylaws and Mexican law, any holder or group of holders of at least 10% of our capital stock is entitled to name one statutory auditor. The appointment of statutory auditors elected as described above may only be revoked if the appointment of statutory auditors elected by the majority of the holders of our common shares is also revoked.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors and senior management in 2004 was approximately Ps. 2.6 million and Ps. 106 million, respectively. Provisions to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.2 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from our treasury. The subscription price for the 2001 plan was Ps. 1.00 per share. Participants under the plan were entitled to exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. During 2002 and 2003, we established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan has a one-year lag and the third plan has a two-year lag and a subscription price of Ps. 7.00 per share. In 2002, 2,939,000 additional L Shares, and in 2003 2,565,000 additional L Shares, were reserved from our treasury for such plans. No options were awarded during 2004, and in December 2004, as a result of certain changes in Mexican regulations, we allowed all participants to exercise all outstanding options, whether or not vested under the original terms of the plans. As of December 31, 2004, a total of 8,621,500 L Shares have been acquired by our employees under our stock option plans.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See "Major Shareholders." In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú holds 40,000 of our A Shares and 100,000 of our L Shares directly, and Patrick Slim Domit holds 8,134 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

	December 31,		
	2002	2003	2004
Number of employees	17,553	24,860	23,303
Category of activity:			
Wireless	14,949	20,165	16,624
Fixed	2,604	4,695	6,679
Geographic location:			
Mexico	7,943	8,624	9,354
United States	466	356	428
Other Latin America	9,144	15,880	13,521

As of December 31, 2004, the *Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana* (Progressive Union of Communication and Transport Workers of the Mexican Republic) represented approximately 83% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2005, Telcel and the union agreed to a 4.5% nominal increase in basic wages, retroactive to March 2005.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, ENITEL, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of May 31, 2005:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	8,291	67.96%	—
AA Shares (no par value)	3,647	29.89	93.33%
A Shares (no par value)	260	2.13	6.66
Total	12,199	100.00%	100.00%

(*) Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.33% of the full voting shares (AA Shares and A Shares) and 29.89% of the total capital stock of América Móvil as of May 31, 2005. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company SBC Communications, Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of May 31, 2005.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom	2,529	69.34%	64.72%
SBC International	956	26.22	24.47
Other Mexican holders of AA shares	162	4.44	4.14
Total	3,647	100.00%	93.33%

(*) Except on limited matters for which L Shares have voting rights.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or "split-up." According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom.

América Telecom and SBCI are parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" under Item 6 and "Related Party Transactions."

The following table identifies each owner of more than 5% of any class of our shares as of May 31, 2005. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares		A Shares		L Shares		
Shareholder(1)	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom(2)	2,529	69.3%	48	18.4%	2,362	28.49%	64.72%
SBC International	956	26.2	—	—	—	—	24.4

(*) Except on limited matters for which L Shares have voting rights.

(1) Based on beneficial ownership reports on Schedule 13G filed with the SEC, we believe that as of December 31, 2004, Brandes Investment Partners, LP and J.P. Morgan Chase & Co. were the beneficial owners of ADSs representing approximately 1,070.2 million and 628.5 million of our L Shares, respectively. These holdings would have represented approximately 12.9% and 7.6% of our outstanding L Shares as of May 31, 2005. We do not know whether these institutions have changed their investments in our L shares since December 31, 2004.

(2) According to beneficial ownership reports filed with the SEC, América Telecom has the obligation to purchase approximately 1,218.8 million additional L Shares under forward share purchase transactions maturing between October 2005 and September 2009. As of August 30, 2004, according to beneficial ownership reports filed with the SEC, América Telecom was deemed a beneficial owner of 36.1% (including L Shares under the forward share purchase agreements described above) of our L Shares.

As of May 31, 2005, 77.29% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.99% of the L Share ADSs were held by 13,234 holders (including The Depositary Trust Company) with registered addresses in the United States. As of such date, 24.79% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.83% of the A Share ADSs were held by 5,234 holders with registered addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 5,000 million; in July 2001, we were authorized to repurchase an additional Ps. 5,000 million; in April 2003, we were authorized to repurchase an additional Ps. 5,000 million; in April 2004, we were authorized to repurchase an additional Ps. 10,000 million; and in April 2005, we were authorized to repurchase an additional Ps. 5,000 million; for a total aggregate value of Ps. 30,000 million. As of May 31, 2005, we had repurchased 1,780 million L Shares and 9 million A Shares, with an aggregate value of approximately Ps. 23,772 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex is under common control with our controlling shareholder América Telecom.

Continuing Commercial Relationships

Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex's private circuits; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

These operational relationships between Telcel and Telmex are material to our financial performance. In 2004, 15.9% of Telcel's total operating revenues (Ps. $70,822 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 704 million in accounts receivable from Telmex and subsidiaries at December 31, 2004. Also in 2004, Ps. 4,269 million of our cost of sales was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and collocation agreements with Telmex.

Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Mexican Operations—Sales and Distribution" under Item 4.

Implementation of Spin-off

The creation of América Móvil and the transfer of assets and liabilities to us were effected by the action of an extraordinary shareholders' meeting of Telmex held on September 25, 2000. Neither we nor Telmex made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

- we agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off;
- Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off;
- each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off;

- each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws;
- each party releases the other from certain claims arising prior to the spin-off—Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

Other Transactions

In April 2004, we sold our interests in Techtel and Telstar to Telmex for U.S.$75 million in the aggregate. See "Other Investments" under Item 4.

Transactions with Other Affiliates

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.69% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 189 million. We recorded a loss of Ps. 296.9 million on the transaction.

Certain affiliates of América Telecom purchased approximately U.S.$316 million in principal amount of the notes used to finance the acquisition of Tess by Telecom Américas in 2001. Telecom Americas made final payment of principal outstanding under the notes in March 2004.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with our controlling shareholder América Telecom. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

We have agreements to receive consulting services from each of América Telecom and SBC. In 2003, we paid U.S.$10.0 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. In 2004, we paid U.S.$15 million to América Telecom and U.S.$10 million to SBC in compensation for their respective services. Our board of directors has approved the payment of U.S.$30 million in fees to América Telecom during 2005 for consulting services.

In June 2005, we sold our 40.3% interest in Technology and Internet, LLC and 25.0% interest in Technology Fund I, LLC to Grupo Condumex, S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder), for an aggregate amount of U.S.$3.0 million. We recorded a loss of Ps. 139 million on the transaction.

Item 8. Financial Information

See "Item 18—Financial Statements" and pages F-1 through F-64.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share	Dollars per Share
2004	Ps.0.105	U.S.$ 0.009
2003	0.056	0.005
2002	0.043	0.004

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2002 of Ps.0.044 per share, payable in four equal installments of Ps.0.011 per share in June, September and December 2002 and March 2003. We declared a dividend in April 2003 of Ps.0.06 per share, payable in four installments of Ps.0.015 per share in June, September and December 2003 and March 2004. We declared a dividend in April 2004 of Ps. 0.12 per share, payable in four installments of Ps. 0.030 per share in June, September and December 2003 and March 2004. In an ordinary shareholders meeting held in April 27, 2005, our shareholders resolved to pay a dividend of Ps. 0.21 per share, payable in four installments of Ps. 0.0525 per share, for each AA, A and L Share outstanding on the payment dates of June 24, 2005, September 23, 2005, December 23, 2005 and March 23, 2006.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws—Dividend Rights" and "Bylaws—Preferential Rights of L Shares" under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements. Our concessions are generally subject to early termination for violations of certain service, quality and coverage standards and in the case of our fixed-line operations, of certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions. Below is a summary of the most significant legal proceedings in which we are currently involved.

Telcel

Cofeco

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (*demanda de nulidad*) against this ruling in January 2003, the resolution of which is still pending. With respect to the

administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (*demanda de nulidad*) against this ruling, which is pending. In December 2004, Telcel was notified of the initiation of further administrative proceedings in connection with the alleged anti-competitive behavior by certain distributors. The same month, Telcel filed a lawsuit (*demanda de amparo*) challenging Cofeco's rights to initiate these proceedings. If we are unsuccessful in challenging any of the aforementioned proceedings, they may result in fines or specific regulations applicable to Telcel. We have not made provisions in our financial statements for these potential liabilities because at the time our most recent financial statements were published, we could not reasonably determine the amount of such contingencies.

Interconnection Fees

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the "calling party pays" system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction in interconnection fees charged under the "calling party pays" system from the 2004 rate of U.S.$1.90 per minute to U.S.$1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by Cofetel. Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter.

These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they were not resolved in our favor. Interconnection fees may decrease further as a result of these actions, which may affect our revenues since we have traditionally received more revenues from such fees than we have had to pay to other operators for interconnection services.

CNBV

During 2003, we received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the SEC regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. We cooperated with the authorities.

Short Message Services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability.

Telgua

Reversal of the Privatization (Lesividad)

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary

to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, Telgua agreed, among other things, to invest approximately U.S.$246 million in certain plant and equipment by 2004, which investments have been completed. This settlement was challenged in 2002 by certain former government officials, but the challenge was withdrawn in June 2004. Following this withdrawal, an order of the administrative court approving the settlement and terminating all related litigation became final and non appealable.

ITI-Gedo

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the "District Court") in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over U.S.$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004. In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit challenging, among other things, the District Court's March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. We cannot assure you that the Appeals Court will affirm the District Court's dismissal of Telgua. We have not made provisions in our financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, which amount is substantially than the amount estimated by the long distance service providers. We have made provisions in our financial statements with respect to this potential liability on the basis of our counsel's opinion. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with our counsel's opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to Comcel's decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel's part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately U.S.$30 million from Comcel. We have made provisions in our financial statements with respect to this potential liability.

Telecom Americas

Anatel Inflation-Related Adjustments

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 486 million (including potential penalties and interest) (U.S.$183 million) at December 31, 2004. We have made provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas will defend itself vigorously against these claims. There can be no assurance, however, that we will ultimately prevail. We have not made provisions in our financial statements for these potential liabilities.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of our other operating subsidiaries in Brazil. Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review

at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel may still file a motion requesting the reversal of this decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. We intend to vigorously defend ourselves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case is now required to request the commencement of proceedings for execution of the judgment, seeking to prevent Americel from providing caller id services and to determine monetary damages for alleged past infringements. At this time, Americel does not know how the plaintiff intends to request that damages be determined. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. We have not made any provisions in the financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

CompUSA

In January 2000, a lawsuit was filed in Texas against CompUSA on behalf of COC Services, Ltd. ("COC") alleging, among other things, breach of contract, tortious interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. The lawsuit also named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of U.S.$90 million in actual damages. The verdict also awarded punitive damages in the amount of U.S.$94.5 million against CompUSA and U.S.$175.5 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

Item 9. The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain
L Share ADSs ...	New York Stock Exchange—New York Frankfurt Stock Exchange—Frankfurt
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs ...	NASDAQ National Market—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange	
	High	Low	High	Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)	
Annual highs and lows				
2002	Ps. 9.23	Ps. 5.72	U.S.$ 20.39	U.S.$ 11.54
2003	15.46	6.99	27.34	12.50
2004	29.46	15.72	52.46	28.32
Quarterly highs and lows				
2003:				
First quarter	Ps. 8.12	Ps. 6.99	U.S.$ 15.62	U.S.$ 12.50
Second quarter	9.84	7.29	18.80	13.61
Third quarter	12.99	9.99	23.68	19.16
Fourth quarter	15.46	12.40	27.34	22.20
2004:				
First quarter	Ps.21.85	Ps.15.72	U.S.$ 39.08	U.S.$ 28.32
Second quarter	22.28	18.29	39.73	31.35
Third quarter	22.25	18.64	39.03	32.68
Fourth quarter	29.46	21.95	52.46	38.51
Monthly highs and lows				
2004:				
January	Ps.18.23	Ps.15.72	U.S.$ 33.48	U.S.$ 28.32
February	20.09	17.85	26.89	31.95
March	21.85	19.43	39.08	34.99
April	22.28	19.30	39.73	33.80
May	20.66	18.29	36.37	31.35
June	21.34	19.60	37.73	34.26
July	21.03	20.15	36.78	35.00
August	20.56	18.64	36.06	32.68
September	22.25	19.63	39.03	34.00
October	25.47	21.95	44.00	38.51
November	26.11	24.62	46.71	43.10
December	29.46	25.91	52.46	46.47
2005:				
January	Ps.30.05	Ps.26.82	U.S.$ 53.45	U.S.$ 47.89
February	32.67	30.32	58.90	54.41
March	32.59	28.54	58.50	50.55
April	29.42	26.71	52.98	48.44
May	31.31	27.51	57.70	49.95

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ	
	High	Low	High	Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)	
Annual highs and lows				
2002	Ps. 9.20	Ps. 5.60	U.S.$20.20	U.S.$ 11.60
2003	15.35	6.94	27.05	12.57
2004	29.30	15.45	52.04	28.00
Quarterly highs and lows				
2003:				
First quarter	Ps. 8.02	Ps. 6.94	U.S.$15.50	U.S.$ 12.57
Second quarter	9.84	7.29	19.10	13.50
Third quarter	12.92	9.99	23.44	18.83
Fourth quarter	15.35	12.72	27.05	22.00
2004:				
First quarter	Ps.21.75	Ps.15.45	U.S.$40.00	U.S.$ 28.00
Second quarter	22.20	19.00	39.75	31.02
Third quarter	22.23	18.60	38.58	31.51
Fourth quarter	29.30	22.00	52.04	38.01
Monthly highs and lows				
2004:				
January	Ps.18.60	Ps.15.45	U.S.$34.50	U.S.$ 28.00
February	20.03	17.80	37.00	31.26
March	21.75	19.20	40.00	34.92
April	22.20	19.80	39.75	33.91
May	20.60	19.00	35.95	31.02
June	21.10	19.85	37.50	33.42
July	21.00	20.00	38.00	35.00
August	20.25	18.60	35.36	31.51
September	22.23	19.55	38.58	34.11
October	25.25	22.00	43.97	38.01
November	26.20	24.50	47.00	43.07
December	29.30	25.80	52.04	45.25
2005:				
January	Ps.30.00	Ps.27.50	U.S.$53.37	U.S.$ 47.51
February	32.60	30.30	59.89	54.25
March	32.50	28.50	58.84	50.00
April	29.40	27.00	52.50	48.05
May	31.23	27.40	57.50	49.90

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C. V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit. Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see "Item 6—Directors, Senior Management and Employees."

We amended our bylaws in July 2001 in order to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the *Diario Oficial* (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

On March 19, 2003, the CNBV published new general rules, the New Rules, for Mexican issuers, which codify the principal rules applicable to issuers and public offerings. The New Rules increased the obligations and responsibilities of the Audit Committee by requiring the committee's opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

Pursuant to the New Rules, we amended certain articles of our bylaws on December 8, 2003 principally to comply with the new requirements for the delisting and cancellation of the registration of our shares.

Organization and Register

América Móvil is a *sociedad anónima de capital variable* organized in Mexico under the Mexican General Corporations Law (*Ley General de Sociedades Mercantiles*). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Share Capital

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under *—Voting Rights*. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See*—Limitations on Share Ownership*.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. The AA Shares represented 93.33% of the full voting shares (AA Shares and A Shares) and 29.89% of the total capital stock of América Móvil as of May 31, 2005.

In an ordinary shareholders meeting held on April 27, 2005, our shareholders approved a three-for-one stock split applicable to all classes of our capital stock. We expect the split to become effective during the third quarter of 2005.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the transformation of América Móvil from one type of company to another,
- any merger of América Móvil,
- the extension of our corporate life,
- our voluntary dissolution,
- a change in our corporate purpose,
- a change in our state of incorporation,
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election or ratification of directors and statutory auditors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general

meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, its secretary, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "—Preferential Rights of L Shares."

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

- first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and
- second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon liquidation of América Móvil, holders of L Shares will be entitled to a liquidation preference equal to:

- accrued but unpaid L Share preferred dividends, plus
- 0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, in any remaining amounts payable in respect of our capital stock.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the *Diario Oficial de la Federación* (Official Gazette of the Federation) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible. See "Description of American Depositary Shares—Share Dividends and Other Distributions" under Item 12.

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock. AA shares can only be held or acquired by:

- Mexican citizens,
- Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,
- Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,
- Mexican credit and insurance companies,
- Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and
- Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee's rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. SBCI, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

Restrictions on Certain Transactions

Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders' meetings, or appoint the majority of the Board of Directors of the Company at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation.

Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

In order to comply with the Rules, at the extraordinary shareholders meeting held in December 8, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control América Móvil will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

- 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and

- the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. América Móvil's existence under the bylaws continues indefinitely.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with América Móvil's may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the

subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Shareholders' Meetings."

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that beginning in July 2005 we will be subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the New York Stock Exchange and NASDAQ, see "Corporate Governance" under this Item 10.

Enforceability of Civil Liabilities

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its licenses in each of the nine regions in Mexico. See "Mexican Operations—Regulation" under Item 4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Mexican Operations," "Non-Mexican Operations—Telecom Americas" and "Other Investments" under Item 4.

Our agreements with related parties are described in "Related Party Transactions" under Item 7.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rates" under Item 3.

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards. This table includes only a brief summary description of our corporate governance practices. Some of our practices are summarized in further detail above under Item 6.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Distribution of Annual and Interim Reports. *Annual reports must be distributed to shareholders no later than 120 days after the close of each fiscal year. §203.01*	***Distribution of Annual and Interim Reports.*** *Annual reports must be filed with NASDAQ and distributed to shareholders prior to a listed company's annual meeting. Rule 4350(b)*	***Distribution of Annual and Interim Reports.*** We make available an annual report containing audited consolidated financial statements during our annual meeting of shareholders. We distribute a copy of the report containing a reconciliation of net income and shareholders equity to U.S. GAAP to our ADS holders of record. We must make this distribution no later than 225 days after fiscal year end, but we typically make it prior to or shortly after our annual shareholders meeting. We also file an annual report on Form 20-F with the SEC. This filing is required to be made within six months after fiscal year end. We publish our quarterly interim results within 45 days after quarter end. Our interim results are not reconciled to U.S. GAAP. A copy of our interim results is submitted to the SEC on Form 6-K. We make our annual and interim reports available to shareholders at our corporate headquarters and on our website.
Director Independence. *Majority of board of directors must be independent. "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01*	***Director Independence.*** *Majority of board of directors must be independent and directors deemed independent must be identified in a listed company's proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this*	***Director Independence.*** Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent as defined under the Mexican Securities Market Law. Our board of directors is not required to make a determination as to the independence of our directors. We

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5).	do not and are not required to identify our independent directors.
		The definition of independence under Mexican law differs from that under NYSE and NASDAQ standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is: (i) an employee or officer of the company (one-year cooling off period); (ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company's officers; (iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant; (iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client's or supplier's total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from the company represent more than 15% of the debtor's or creditor's total sales or purchases;

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received; (vi) a CEO or other high ranking officer of another company in which the issuer's CEO or other high ranking officer is a member of the board of directors; or (vii) a "family member" related to any of the persons mentioned above in (i) through (vi). "Family member" includes a person's spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above. Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and the applicable Mexican rules do not require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions, and our board of directors is required to consult with the executive committee with respect to certain matters. Our Chief Executive Officer is a member of our board of directors and the executive committee.
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	*Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2).*	*Executive Sessions.* Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from these requirements. §303A.04	*Nominating Committee. Director nominees must be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. "Controlled companies" are exempt from this requirement. Rules 4350(c)(4) & (c)(5).*	*Nominating Committee.* We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee. As a controlled company, we would be exempt from these NYSE and NASDAQ standards if we were a U.S. issuer.
Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from this requirement. §303A.05	*Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. "Controlled companies" are exempt from this requirement. Rules 4350(c)(3) & (c)(5).*	*Compensation Committee.* We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have a compensation committee comprised solely of independent directors under the Mexican Securities Market Law. The compensation committee makes recommendations to the Board of Directors regarding executive compensation. As a controlled company, we would be exempt from these NYSE and NASDAQ standards if we were a U.S. issuer.
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	*Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)*	*Audit Committee.* We have an audit committee of three members, each of which is independent under each of Rule 10A-3 and the Mexican Securities Market Law. One of our audit committee members qualifies as an "audit committee financial expert" under Item 16A of Form 20-F, and we believe that all our current audit committee members are able to read and understand fundamental financial statements prepared in accordance with Mexican GAAP.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
		Our audit committee members are not required to satisfy the additional independence and suitability standards required by the NYSE and NASDAQ. Our audit committee operates pursuant to a written charter adopted by our board of directors, and the charter provides that the committee must review and reassess the adequacy of the formal written charter on an annual basis. The responsibilities of our audit committee include all those required by Rule 10A-3, as well as all those required by the Mexican Securities Market Law or recommended by the Mexican Code of Best Corporate Practices. For a more detailed description of the duties of our audit committee, see *Item 6. Directors, Senior Management and Employees-Audit Committee.* We also have an internal audit department.
Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	*Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).*	*Equity Compensation Plans.* Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)	*Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 4350(i)(1)(B)-(D).*	*Shareholder Approval for Issuance of Securities.* Mexican law and our bylaws require us to obtain shareholder approval prior to any issuance of equity securities.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics. *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10*	***Code of Business Conduct and Ethics.*** *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).*	***Code of Business Conduct and Ethics.*** We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.americamovil.com.
Conflicts of Interest. *Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)*	***Conflicts of Interest.*** *Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).*	***Conflicts of Interest.*** In accordance with Mexican law and our bylaws, our board of directors is required to seek the opinion of our audit committee regarding any transaction with a related party that is outside of the ordinary course of business.
Solicitation of Proxies. *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04*	***Solicitation of Proxies.*** *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).*	***Solicitation of Proxies.*** We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	Peer Review. *A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)*	***Peer Review.*** Our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs, provided that (i) the transaction is

carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements above mentioned, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in—*U.S. Federal Income Tax Considerations*) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

If a corporation is a resident in a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America,
- a corporation organized under the laws of the United States of America or any state thereof, or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to the 2003 or 2004 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be

permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxed at reduced rates of tax. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder, or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or
- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2004, we had approximately Ps. 13,782.5 million (as compared to Ps. 6,668.5 million as of December 31, 2003) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 44,251.2 million (as compared to Ps. 39,286.6 million as of December 31, 2003) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 90.2% of our non-peso indebtedness as of December 31, 2004 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2004, we had Ps.21,634 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. Our hedging practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See "Risk Management" under Item 5. We have also used derivative instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2004, after taking into account derivative transactions, approximately 52.1% of our total debt was effectively denominated in U.S. dollars and approximately 35.2% was effectively subject to floating rates.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss that would have resulted as a December 31, 2004 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 1.9 billion. Such depreciation would have also resulted in additional interest expense of approximately Ps. 146.7 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2004 would have resulted in additional interest expense of approximately Ps. 194.8 million per year, assuming no change in the principal amount of such indebtedness. The potential loss in the fair value of our fixed-rate financial assets at December 31, 2004, that would have resulted from the hypothetical, immediate increase of 100 basis points in the interest rates applicable to such financial instruments would have been approximately Ps. 13.4 million. This potential loss would have been offset by the potential reduction in the fair value of our fixed-rate financial liabilities at December 31, 2004 of approximately Ps. 1,416.3 million, which would have resulted from that same increase in interest rates.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global ("Mancera"), during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,	
	2003	2004
	(thousands of constant pesos as of December 31, 2003)	
Audit fees	Ps.18,198	Ps.20,908
Audit-related fees	1,122	2,649
Tax fees	13,929	11,071
Other fees	65	57
Total fees	Ps.33,315	Ps.34,684

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel and attestation services that are not required by statute or regulation in 2004.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2004:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2004	55,385,200	Ps.17.15	55,385,200	Ps. 4,412,317
February 2004	84,243,200	18.74	32,000,000	3,827,571
March 2004	103,213,300	20.22	64,880,200	2,509,757
April 2004	36,600,000	21.57	36,600,000	11,720,092
May 2004	91,423,900	19.44	82,193,000	10,103,593
June 2004	71,460,150	20.70	71,460,150	8,581,457
July 2004	28,333,200	20.71	28,333,200	7,994,586
August 2004	34,150,000	19.41	34,150,000	7,331,663
September 2004	104,893,550	21.42	66,179,750	5,914,047
October 2004	85,603,300	22.70	63,683,400	4,468,785
November 2004	32,757,812	25.35	32,349,800	3,653,821
December 2004	14,026,750	35.10	14,026,750	3,161,452
Total/Average	742,090,362	20.69	581,241,450	73,679,141

(1) We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 160,848,912 L Shares were purchased by our affiliated purchasers in 2004. These shares were purchased through open-market transactions.

(2) We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders' meeting held in April 2005, our shareholders authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 30,000 million.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2004:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2004	569,400	Ps.17.60	569,400	Ps. 4,412,317
February 2004	0	—	0	3,827,571
March 2004	0	—	0	2,509,757
April 2004	0	—	0	11,720,092
May 2004	0	—	0	10,103,593
June 2004	2,132,100	20.06	2,132,100	8,581,457
July 2004	0	—	0	7,994,586
August 2004	0	—	0	7,331,663
September 2004	0	—	0	5,914,047
October 2004	116,600	22.73	116,600	4,468,785
November 2004	0	—	0	3,653,821
December 2004	0	—	0	3,161,452
Total/Average	2,818,100	19.67	2,818,100	73,679,141

(1) No A Shares were purchased by our affiliated purchasers in 2004, and no A Shares were purchased by us in 2004 other than through our share repurchase program.

(2) We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders' meeting held in April 2005, our shareholders authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 30,000 million.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17. Not Applicable

Item 18. Financial Statements

See pages F-1 through F-64, incorporated herein by reference.

Item 19. Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company's filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

1.1 Amended and restated bylaws (*estatutos sociales*) of América Móvil, S.A. de C.V., dated as of June 16, 2005 (together with an English translation).

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-72960, filed on December 8, 2000).

2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-12962, filed on December 8, 2000).

3.1 Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1 Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F, File No. 001-16269, filed on February 5, 2001).

4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.4 Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.5 First Amendment dated January 13, 2003 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.6 Second Amendment dated October 29, 2003 to Management Services Agreement dated February 27, 2002 among SBC International Management Services, Inc., Radiomóvil Dipsa, S.A. de C.V., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.7	Third Amendment dated January 1, 2004 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)
4.8	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.
4.9	Operating and Administrative Services Agreement dated January 3, 2005 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation)
8.1	List of certain subsidiaries of América Móvil, S.A. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Mancera S.C.
14.2	Consent of PricewaterhouseCoopers
14.3	Consent of BDO Seidman, LLP

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Commission requests.

INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2005

AMÉRICA MÓVIL, S.A. DE C.V.

By: /s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

By: /s/ ALEJANDRO CANTÚ JIMÉNEZ
Name: Alejandro Cantú Jiménez
Title: General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of América Central Tel, S.A. and subsidiaries, which statements collectively accounted for 8% of total operating revenues for the year ended December 31, 2002, as well as the financial statements of TracFone Wireless, Inc, which statements accounted for 1% of total assets and 7% of total operating revenues at December 31, 2004 and for the year then ended, of the related consolidated amounts. Those financial statements, presented in accordance with International Financial Reporting and accounting principles generally accepted in the United States of America, respectively, were examined by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the financial information utilized by Company's management (before conversion to accounting principles generally accepted in Mexico) of such subsidiaries in the consolidated financial statements of América Móvil, S.A. de C.V. and subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of foreign subsidiaries to accounting principles generally accepted in Mexico) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America. (See Note 22)

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Agustin Aguilar Laurents

C.P.C. Agustin Aguilar Laurents

Mexico City, Mexico
February 25, 2005,
(except for Note 20 b) as to which the date is March 9, 2005)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
6a Calle 6-38, Zona 9
Edificio Tivoli Plaza, 4to. nivel
Ciudad de Guatemala
Teléfono: (502)-334-5080
Fax: (502)-331-2819

Report of Independent Accountants

To the Board of Directors and
Shareholders of America Central Tel, S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of America Central Tel, S.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 2 to the consolidated financial statements at December 31, 2002, the company prepared these consolidated financial statements for the first time in conformity with International Accounting Standards (IAS), and, as required by provisions issued by the Standing Committee on Interpretations of IAS, it restated both its financial statements and retained earnings as of December 31, 2001. As more fully explained in note 2 to the consolidated financial statements, the effect of the mentioned restatement was charged to retained earnings.

International Accounting Standards (IAS) vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Guatemalan Quetzales for the years ended December 31, 2002 and 2001 and the determination of consolidated stockholders' equity and consolidated cash flows also expressed in Guatemalan Quetzales at December 31, 2002 and 2001 to the extent summarized in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers

February 20, 2003, except for Note 17, which is dated March 4, 2003.



BDO Seidman, LLP
Accountants and Consultants

Mellon Financial Center
1111 Brickell Avenue, Suite 2801
Miami Florida 33131
Telephone: (305) 381-8000
Fax (305) 374-1135

Report of Independent Registered Public Accounting Firm

Board of Directors
TracFone Wireless, Inc.

We have audited the accompanying balance sheet of TracFone Wireless, Inc. and subsidiary as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tracfone Wireless, Inc. and subsidiary, as of December 31, 2003, were audited by other auditors whose report dated July 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Certified Public Accountants

Miami, Florida
January 31, 2005

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except for earnings per share)

	Year ended December 31,			
	2002	2003	2004	Million of U.S. dollars 2004
Operating revenues:				
Services:				
Usage charges	P. 34,560,258	P. 51,385,074	P. 70,180,060	$ 6,230
Monthly rent	11,323,018	12,243,427	18,147,241	1,611
Long-distance	5,208,076	7,769,316	10,782,733	957
Other services	4,183,296	6,307,516	11,611,124	1,031
Sales of handsets and accessories:	7,568,585	12,695,974	24,025,639	2,133
	62,843,233	90,401,307	134,746,797	11,962
Operating costs and expenses:				
Cost of sales	22,872,652	35,314,659	61,147,278	5,428
Cost of sales and services with related parties (Note 16)	3,826,385	4,104,539	4,268,679	379
Commercial, administrative and general	12,702,942	16,935,253	26,505,586	2,353
Commercial, administrative and general with related parties (Note 16)	691,324	556,510	736,495	65
Impairment of investments in affiliates (Note 9)	42,910			
Depreciation and amortization (Notes 7 and 8) (includes P. 6,318,052, P. 10,829,363 and P. 13,388,473 for the years ended December 31 2002, 2003 and 2004, respectively not included in cost of sales)	9,052,928	14,598,121	18,595,102	1,651
	49,189,141	71,509,082	111,253,140	9,876
Operating income	13,654,092	18,892,225	23,493,657	2,086
Comprehensive financing (cost) income:				
Interest income	1,474,241	2,506,211	2,315,642	206
Interest expense	(2,565,751)	(3,976,257)	(4,592,941)	(408)
Interest (expense) income with related parties, net (Note 16)	(60,184)	4,950	(661)	(1)
Exchange (loss) gain, net	(1,605,640)	1,425,099	2,444,331	217
Monetary gain, net	3,021,033	2,472,804	2,952,305	262
Other financing cost, net	(1,339,851)	(199,224)	(1,210,282)	(107)
	(1,076,152)	2,233,583	1,908,394	169
Other income (loss), net	284,080	(1,099,176)	88,875	8
Income before income tax and employee profit sharing	12,862,020	20,026,632	25,490,926	2,263
Provisions for:				
Income tax (Note 18)	3,377,974	3,447,629	7,991,676	709
Employee profit sharing	212,803	260,805	539,770	49
	3,590,777	3,708,434	8,531,446	758
Income before equity in results of affiliates	9,271,243	16,318,198	16,959,480	1,505
Equity in net results of affiliates	(4,386,165)	(136,312)	(92,763)	(8)
Net income before minority interest	4,885,078	16,181,886	16,866,717	1,497
Minority interest	146,892	(370,109)	(353,399)	(31)
Net income	P. 5,031,970	P. 15,811,777	P. 16,513,318	$ 1,466
Weighted average of common shares outstanding (in million)	13,123	12,912	12,502	12,502
Net income earnings per share	P 0.38	P 1.22	P 1.32	$ 0.12

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	December 31, 2003	December 31, 2004	Millions of U.S. dollars 2004
ASSETS			
Current assets:			
Cash and cash equivalents	P. 9,769,165	P. 16,518,146	$ 1,466
Marketable securities (Note 3)	836,126	2,590,038	230
Accounts receivable, net (Note 4)	12,007,108	20,807,599	1,847
Related parties (Note 16)	681,426	977,298	87
Inventories, net (Note 5)	5,500,654	11,243,231	998
Prepaid expenses (Note 6)	194,387	173,258	15
Other current assets, net (Note 7)	2,098,362	3,002,894	267
Total current assets	31,087,228	55,312,464	4,910
Investments in affiliates and others (Note 9)	2,680,871	652,070	58
Plant, property and equipment, net (Note 7)	74,854,931	84,913,441	7,538
Prepaid expenses (Note 6)	2,836,476	2,425,611	215
Licenses, net (Note 8)	27,147,383	27,971,131	2,483
Trademarks, net (Note 8)	8,294,001	7,057,238	627
Goodwill, net (Note 8)	8,445,020	9,523,412	845
Other non current assets, net (Note 7)	2,416,517	6,765,661	601
Total assets	P.157,762,427	P.194,621,028	$17,277
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 13)	P. 12,736,716	P. 5,392,488	$ 479
Accounts payable and accrued liabilities (Note 12)	20,979,828	36,569,984	3,246
Taxes payable	3,132,604	5,367,950	477
Related parties (Note 16)	136,245	157,164	14
Deferred revenues	4,863,250	7,082,045	629
Total current liabilities	41,848,643	54,569,631	4,845
Long-term debt (Note 13)	39,135,465	56,067,353	4,977
Deferred taxes (Note 18)	3,838,230	6,193,385	550
Deferred credits	136,124	222,770	20
Total liabilities	84,958,462	117,053,139	10,392
Stockholders' equity (Note 17):			
Capital stock	32,810,299	32,795,120	2,911
Retained earnings:			
Prior years	34,369,266	36,214,535	3,215
Net income for the year	15,811,777	16,513,318	1,466
	50,181,043	52,727,853	4,681
Other accumulated comprehensive loss items	(15,550,719)	(9,614,498)	(854)
Total majority stockholders' equity	67,440,623	75,908,475	6,738
Minority interest	5,363,342	1,659,414	147
Total stockholders' equity	72,803,965	77,567,889	6,885
Total liabilities and stockholders' equity	P.157,762,427	P.194,621,028	$17,277

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

		Retained earnings								
	Capital Stock	Reserve for purchase of Company's own shares	Legal Reserve	Unappropriated	Total	Other accumulated comprehensive loss items	Total majority stockholders' equity	Minority interest	Comprehensive (loss) income	Total stockholders' equity
Balances at December 31, 2001 ...	P. 32,820,078	P. 3,914,964	P. 432,935	P. 30,102,613	P. 34,450,512	P. (2,671,912)	P. 64,598,678	P. 864,496		P. 65,463,174
Dividends paid ...				(650,385)	(650,385)		(650,385)			(650,385)
Cash purchase of Company's own shares ...	(7,976)	(2,297,787)			(2,297,787)		(2,305,763)			(2,305,763)
Minority interest related to current year acquisitions ...								1,161,045		1,161,045
Comprehensive income:										
Net income for the year ...				5,031,970	5,031,970		5,031,970	(146,892)	P. 4,885,078	4,885,078
Other comprehensive income items:										
Effect of translation of foreign entities ...						(15,841,734)	(15,841,734)	(616,661)	(16,458,395)	(16,458,395)
Results from holding nonmonetary assets, net of deferred taxes ...						1,679,242	1,679,242	26,339	1,705,581	1,705,581
Comprehensive loss: ...									P. (9,867,736)	
Balances at December 31, 2002 ...	32,812,102	1,617,177	432,935	34,484,198	36,534,310	(16,834,404)	52,512,008	1,288,327		53,800,335
Cumulative effect of adoption of a new accounting principle (Note 2o) ...				(117,890)	(117,890)		(117,890)		P. (117,890)	(117,890)
Excess of the book value over price paid to acquire minority interests ...				(187,741)	(187,741)		(187,741)			(187,741)
Increase in reserve for purchase of Company's own shares ...		5,387,831		(5,387,831)						
Dividends paid ...				(835,119)	(835,119)		(835,119)			(835,119)
Cash purchase of Company's own shares ...	(1,803)	(1,024,294)			(1,024,294)		(1,026,097)			(1,026,097)
Minority interest related to current year acquisitions ...								3,447,512		3,447,512

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY—(Cont.)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	Capital Stock	Retained earnings: Reserve for purchase of Company's own shares	Retained earnings: Legal Reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive loss items	Total majority stockholders' equity	Minority interest	Comprehensive (loss) income	Total stockholders' equity
Comprehensive income:										
Net income for the year				15,811,777	15,811,777		15,811,777	370,109	16,181,886	16,181,886
Other comprehensive income:										
Effect of translation of foreign entities						7,353,835	7,353,835	330,633	7,684,468	7,684,468
Results from holding nonmonetary assets, net of deferred taxes						(6,070,150)	(6,070,150)	(73,239)	(6,143,389)	(6,143,389)
Comprehensive income:									P. 17,605,075	
Balances at December 31, 2003	32,810,299	5,980,714	432,935	43,767,394	50,181,043	(15,550,719)	67,440,623	5,363,342		72,803,965
Transactions between entities under common control (Note 9)				18,235	18,235		18,235			18,235
Increase in reserve for purchase of Company's own shares		10,341,000		(10,341,000)						
Dividends paid				(1,571,949)	(1,571,949)		(1,571,949)			(1,571,949)
Cash purchase of Company's own shares	(15,179)	(12,412,794)			(12,412,794)		(12,427,973)			(12,427,973)
Minority interest related to current year acquisitions								(4,304,854)		(4,304,854)
Comprehensive income:										
Net income for the year				16,513,318	16,513,318		16,513,318	353,399	P. 16,866,717	16,866,717
Other comprehensive income:										
Effect of translation of foreign entities						8,420,671	8,420,671	255,244	8,675,915	8,675,915
Results from holding nonmonetary assets, net of deferred taxes						(2,484,450)	(2,484,450)	(7,717)	(2,492,167)	(2,492,167)
Comprehensive income:									P. 23,050,465	
Balances at December 31, 2004 (Note 17)	P. 32,795,120	P. 3,908,920	P. 432,935	P. 48,385,998	P. 52,727,853	P. (9,614,498)	P. 75,908,475	P. 1,659,414		P. 77,567,889

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	Year ended December 31,			
	2002	2003	2004	Million of U.S. dollars 2004
Operating activities:				
Net income before minority interest	P. 4,885,078	P. 16,181,886	P. 16,866,717	$ 1,497
Add (deduct) items not requiring the use of resources:				
Depreciation	6,759,028	10,231,574	12,256,787	1,088
Amortization	2,293,900	4,366,547	5,595,918	497
Amortization of loss on sale and lease back		140,998	483,491	43
Amortization of prepaid expenses		79,342	258,906	23
Deferred income tax and employee profit sharing	(400,730)	84,399	2,665,933	237
Impairment in affiliates	42,910			
Equity in results of affiliates	4,386,165	136,312	92,763	8
	17,966,351	31,221,058	38,220,515	3,393
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Accounts receivable	(1,793,731)	(5,145,891)	(8,800,491)	(781)
Prepaid expenses	(246,706)	(3,171,863)	173,088	15
Inventories	650,406	(2,211,160)	(5,742,577)	(510)
Other assets		(3,738,522)	(5,737,167)	(509)
Increase (decrease) in:				
Accounts payable and accrued liabilities	926,307	9,013,702	15,590,156	1,384
Related parties	1,037,603	(20,078)	(274,953)	(24)
Deferred revenues and credits	1,225,300	2,046,040	2,305,441	204
Taxes payable	650,092	2,551,663	2,102,390	186
Resources provided by operating activities	20,415,622	30,544,949	37,836,402	3,358
Financing activities:				
New loans	44,022,962	23,680,609	47,888,467	4,251
Repayment of loans	(16,234,450)	(20,995,436)	(35,404,928)	(3,143)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(2,305,763)	(1,026,097)	(12,427,973)	(1,103)
Cash dividends paid	(650,385)	(835,119)	(1,571,949)	(140)
Effect of inflation and exchange rate differences on debt	(2,086,011)	(1,342,525)	(2,895,879)	(257)
Resources provided by (used in) financing activities	22,746,353	(518,568)	(4,412,262)	(392)
Investing activities:				
Investment in plant, property and equipment	(26,808,086)	(23,520,032)	(21,228,862)	(1,884)
Investment in subsidiaries and affiliated companies	866,331	(2,221,683)	584,107	52
Investment in marketable securities	9,854,717	752,348	(1,753,912)	(156)
Minority interest		3,517,164	(4,057,327)	(360)
Initial cash from companies acquired	1,642,955	916,602	322,083	29
Investments in trademarks	(7,149,269)	(1,901,759)		
Investment in licenses	(14,483,388)	(7,806,562)	(541,248)	(48)
Resources used in investing activities	(36,076,740)	(30,263,922)	(26,675,159)	(2,367)
Net increase (decrease) in cash and cash equivalents	7,085,235	(237,541)	6,748,981	599
Cash and cash equivalents at beginning of the year	2,921,471	10,006,706	9,769,165	867
Cash and cash equivalents at end of the year	P. 10,006,706	P. 9,769,165	P. 16,518,146	$ 1,466

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except when indicated otherwise)

1. Description of business and operations

América Móvil, S.A. de C.V. and subsidiaries (collectively, the "Company" or "América Móvil") is the leading provider of wireless communications services in Latin America.

América Móvil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay and the United States.

At December 31, 2003 and 2004 América Móvil's equity interest in its principal subsidiaries and affiliated companies is as follows:

Name of company	Location	Equity interest at December 31, 2003	2004
Subsidiaries: (1)			
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (Tracfone)	USA	98.2	98.2
Telecom Américas, Ltd: (2)	Bermuda	97.5	97.8
Alecan Telecomunicacoes, Ltda.	Brazil	97.5	97.8
ATL-Telecom Leste, S.A.	Brazil	97.5	97.8
Americel, S.A.	Brazil	96.0	96.3
Telet, S.A.	Brazil	96.5	96.8
Tess, S.A.	Brazil	97.5	97.8
BSE, S.A.	Brazil	97.5	97.8
BCP, S.A.	Brazil	97.5	97.8
Stemar Telecomunicacoes, S.A.	Brazil	97.5	97.8
América Central Tel, S.A. (ACT): (3)	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	98.8	99.0
Newcotel, S.A.	Guatemala	98.8	99.0
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	98.8	99.0
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	98.8	99.0
Telglob, S.A.	Guatemala	98.8	99.0
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	98.8	99.0
Arrendadora en Telecomunicaciones, S.A.	Guatemala		98.3
AMX El Salvador, LLC	Delaware	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4)	El Salvador	51.0	94.9
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	51.0	94.9
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	51.0	94.9
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	51.0	94.9
Publicom, S.A. de C.V. (Publicom)	El Salvador	51.0	94.9
Comunicación Celular, S.A. (Comcel): (5)	Colombia	95.6	99.2
Occidente y Caribe Celular, S.A. (Occel)	Colombia	93.4	
Celcaribe, S.A.	Colombia	94.0	

(Amounts in thousands of Constant Mexican Pesos

Name of company	Location	Equity interest at December 31, 2003	2004
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0	
CTI Holdings, S.A. (6)	Argentina	92.0	100.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	92.0	100.0
CTI PCS, S.A. (CTI PCS)	Argentina	92.0	100.0
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua		99.0
Megatel de Honduras, S.A. (Megatel) (7)	Honduras		100.0
AM Wireless Uruguay, S.A.	Uruguay		100.0
Affiliates: (1)			
Grupo Telvista, S.A. de C.V. (formerly Organización Recuperadora de Cartera, S.A. de C.V.)	Mexico	45.0	45.0
Génesis Telecom., S.A.	Venezuela	25.0	25.0
Iberbanda, S.A.	Spain	17.8	17.8
Network Access Solutions	USA	2.0	2.0
US Commercial Corp, S.A. de C.V. (USCO)	Mexico	29.7	

(1) See Note 9 for a description of activity in subsidiaries and affiliates.

(2) The name "Telecom Américas" as used hereinafter will refer collectively to the companies Alecan, ATL, Americel, Telet, Tess, BSE, BCP, and STEMAR.

(3) Includes Nicaragua operations.

(4) The name "CTE" as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.

(5) On December 31, 2004, Occidente y Caribe Celular, S.A. (Occel) and Celcaribe, S.A. were merged into Comunicación Celular, S.A. (Comcel), the surviving company. The merger gave rise to no important effects. All merged entities will hereinafter be referred to as Comcel.

(6) The name "CTI" as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.

(7) In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A.

América Móvil has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Honduras, Uruguay, El Salvador, Ecuador, Colombia, Argentina and Brazil. These licenses will expire on various dates between the years 2008 and 2028.

Except for Guatemala and El Salvador, licenses awarded in Mexico, Brazil, Colombia, Argentina, Ecuador, Nicaragua, Honduras and Uruguay generate the payment of contributions to their respective governments, based in some cases on a percentage of revenue and in other cases on the number of channels in operation.

Telgua, CTE and Enitel provide fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States.

In December 2002, the Mexican Federal government awarded Telcel a license to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the government.

In February 2003, Telecom Américas switched its original Band B cellular concessions, from a mobile cellular commmunications system (SMC) to mobile access system (PCS). This change will allow these companies to exercise an option to extend the life of the licenses for an additional 15 years, upon payment of a certain fee.

2. Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the Company's foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue at the time the associated risks and benefits are transferred to such distributors.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not material to the Company's financial statements.

Telgua and CTE's revenues from telephone line installation fees are deferred and recognized over the period during which telephone services are expected to be performed.

c) **Cost of cellular telephone equipment**

The cost related to cellular telephone equipment is recognized in results at the time the corresponding income is recognized.

d) **Interconnection costs**

Interconnection costs represent the costs of outgoing calls from the Company's cellular network to other carriers' network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) **Commissions paid to distributors**

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the Company's records and may begin using the Company's network. Commissions paid with respect to the activation of prepaid customer are recognized as deductions in the revenues received from such customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information maintained by the Company regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) **Recognition of the effects of inflation**

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the Mexican Institute of Public Accountants ("MIPA"). Consequently, the amounts shown in the

accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2004 aggregates P. 17,326, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, deferred taxes allocated to equity, net of inflation and the effect of translation of foreign entities.

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of operations under the caption Comprehensive financing (cost) income.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position*, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 29%, 39% and 48% of the Company's total operating revenues in 2002, 2003 and 2004, respectively, and approximately 65% of the Company's total assets in each of 2003 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by MIPA, as follows:

- The financial statements as reported by the subsidiaries abroad are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among

(Amounts in thousands of Constant Mexican Pesos

other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.
- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and it is included in stockholders' equity under the caption "other accumulated comprehensive loss items." At December 31, 2002, 2003 and 2004, translation (loss) income aggregated P. (16,458,395), P. 7,684,468 and P. 8,675,915, respectively.

The Company's financial statements at December 31, 2002 and 2003, were restated to constant Mexican pesos with purchasing power at December 31, 2004 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash, cash equivalents and marketable securities

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired; marketable securities are represented by equity securities and foreign government bonds held for trading purposes; and available for sale securities are represented by equity securities. All are valued at market.

i) Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

j) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value, adjusted to conform to Mexican GAAP as described in notes 2(f) and 2(g) above and amortized using the straight-line method over the initial term of the license. Licenses to operate wireless mobile services in Mexico, Guatemala, Nicaragua, Ecuador, Colombia, Brazil, Honduras, Uruguay and Argentina are being amortized over periods ranging from 15 to 25 years.

k) Trademarks

Trademarks were recorded at their market values at the date acquired, as determined by independent experts using the discounted cash-flow techniques and are amortized using the straight-line method over a ten-year period.

(Amounts in thousands of Constant Mexican Pesos

l) Equity investments in affiliates

The investment in shares of affiliates (in which the Company has significant influence) are accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 9).

m) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized using the straight-line method over a ten-year period. (See Note 8).

n) Impairment of assets

Possible impairment losses to long-lived assets are evaluated annually, including goodwill, licenses and trademarks. An impairment loss is recorded if the net book value of said assets is not recoverable, and exceeds its recovery value; the amount of such loss corresponds to the difference between both values. Recovery of the amount of assets identified with specific locations, such as licenses and trademarks, among others, is determined comparing budgeted discounted cash flows generated by those assets, against their net book value. At December 31, 2002, 2003, and 2004, there are no impairment losses.

o) Liabilities, provisions, contingent assets and liabilities and commitments

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which, among other aspects, is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of present value and the early retirement of debt securities or their replacement by new issues. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions.

As a result of the application of Bulletin C-9, the Company recorded at December 31 2003, a provision at present value of P. 163,917, for costs related to dismantling retired assets. Such amount was computed based on existing prices in each country where the Company operates. The initial accumulated effect of the application of this accounting pronouncement in the amount of P. 117,890 represented an adjustment to the balance of retained earnings at the beginning of 2003.

Starting in 2004, the Company recorded a provision for its rewards plan for post-payment customers. The amount of the provision was computed based on an actuarial study conducted by independent experts (See Note 12).

p) Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

q) Employee benefit obligations

The cost of seniority premiums is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit-credit method and financial hypotheses net of inflation. (See Note 11). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

r) Income tax and employee profit sharing

Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the MIPA, requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements or the rate approved at said date that will be in force at the time deferred tax assets and liabilities are expected to be recovered or paid, respectively.

Deferred tax assets are evaluated periodically, providing, if necessary, an estimate for those amounts of doubtful recovery.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences that are considered to be non-recurring and that have a known turnaround time.

s) Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P. 1,625,099, P. 2,763,865 and P. 4,260,828, for the years ended December 31, 2002, 2003 and 2004, respectively.

t) Comprehensive (loss) income

Comprehensive (loss) income of América Móvil consists of current year net income or loss shown in the income statement plus the current year result from holding non-monetary assets, the effects of translation of foreign entities and the effect of deferred taxes applied directly to stockholders' equity.

u) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. The number of shares held by the Company have been excluded from the computation.

v) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

(Amounts in thousands of Constant Mexican Pesos

w) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Móvil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 56%, 34% and 40% of the Company's aggregate interconnection expenditures for the years ended December 31, 2002, 2003 and 2004, respectively, represented services rendered by one supplier; approximately 75%, 75% and 70% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately more than 90%, 65% and 70% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

x) Financial instruments

With the intention of reducing its financing costs, the Company uses derivatives such as interest-rate swaps and cross currency swaps, which are valued using the same method as the one used to value the assets and liabilities being hedged. The valuation effect of such instruments is recognized in the statement of income, including costs, expenses or income derived from the hedged assets and liabilities. Derivative instruments not acting as hedges are presented at market value and gains and losses resulting from changes in such market values are recorded in results of operations.

y) Recent pronouncements

Business Combinations - In May 2004, the MIPA issued Mexican accounting Bulletin B-7, "Business Combinations", the observance of which is compulsory for fiscal years beginning on or after January 1, 2005. Among other things, Bulletin B-7:

a) Requires that all business combinations be accounted for using the purchase method of accounting.

b) Provides specific rules related to the acquisition of minority interests and to the transfer of net assets or exchange of equity interests between entities under common control.

c) Eliminates the amortization of goodwill.

Adoption of this new accounting pronouncement will increase the Company's net income by approximately P. 1,100 million in 2005, derived from the non-amortization of goodwill.

Financial instruments - In April 2004, the MIPA amended Mexican accounting Bulletin C-2, "*Financial Instruments*". The amendments establish that changes in the fair value of instruments classified as available for sale be recognized in stockholders' equity until such instruments are sold, thereby modifying the rules of Bulletin

(Amounts in thousands of Constant Mexican Pesos

C-2. The amended Bulletin C-2 also provides requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of the amendments to Bulletin C-2 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is permitted. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Accounting for derivative instruments and hedging activities - In April 2004, the MIPA issued Bulletin C-10, "Accounting for Derivative Instruments and Hedging Activities". Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

Labor obligations - In January 2004, the MIPA issued a revised version of accounting Bulletin D-3, "Labor Obligations". The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay.

The observance of these new rules is compulsory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

z) Convenience translation

U.S dollar amounts as of December 31, 2004 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2004, as a matter of mathematical computation only, at an exchange rate of P.11.26 to US$ 1.00, the December 31, 2004 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

z.1) Reclassifications

Certain amounts shown in the 2002 and 2003 financial statements have been reclassified for uniformity of presentation with 2004.

(Amounts in thousands of Constant Mexican Pesos

3. Marketable securities

A summary of marketable securities as of December 31, 2003 and 2004 is as follows:

	2003		2004	
	Cost	Fair Value	Cost	Fair Value
Marketable securities				
Government bonds	P. 373,886	P. 390,486	P. 533,825	P. 635,439
Equity securities	494,050	445,640	175,484	183,799
	867,936	836,126	709,309	819,238
Available for sale securities				
USCO			1,767,000	1,770,800
	P. 867,936	P. 836,126	P. 2,476,309	P. 2,590,038

At December 31, 2002, 2003 and 2004, net unrealized (losses) gains on marketable securities were P. (195,444), P. (31,810) and P. 109,929, respectively. Net realized gains were P. 315,329, P. 512,532 and P. 219,841, in 2002, 2003 and 2004, respectively.

At December 31, 2004, the unrealized gain on investments classified as available for sale amounted to P. 3,800. In previous years, there were no investments of this type.

4. Accounts receivable

	December 31,	
	2003	2004
Subscribers	P. 9,200,082	P. 14,193,426
Retailers	1,652,863	2,356,915
Cellular operators for interconnections (1)	999,236	2,141,013
Recoverable taxes	1,239,888	2,503,146
Other	893,046	2,728,431
	13,985,115	23,922,931
Less: Allowance for doubtful accounts	(1,978,007)	(3,115,332)
Total	P. 12,007,108	P. 20,807,599

(1) Includes interconnection cost for approximately P. 120 million with Embratel Participacoes, S.A. (related party) at December 31, 2004.

Activity in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 was as follows:

	2002	2003	2004
Opening balance as of December 31	P. (164,926)	P. (463,504)	P. (1,978,007)
Increases charged to costs and expenses	(703,430)	(900,394)	(1,662,457)
Effect of acquired companies		(1,317,310)	(148,611)
Decreases to reserve for write-offs	404,852	703,201	673,743
Ending balance	P. (463,504)	P. (1,978,007)	P. (3,115,332)

(Amounts in thousands of Constant Mexican Pesos

At December 31, 2004, the caption retailers, includes a reserve for bad debts for P. 128,022.

Also at December 31, 2004, the caption, other, includes an account receivable from third parties in the amount of P. 1,254,000, derived from the sale and lease-back of telephone plant (see Note 7).

5. Inventories

Inventories consist of the following:

	December 31,	
	2003	2004
Cellular telephones and accessories	P. 5,708,773	P. 11,510,879
Less:		
Reserve for obsolete inventory	(208,119)	(267,648)
Total	P. 5,500,654	P. 11,243,231

6. Prepaid expenses

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agrees to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band "A") radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P. 3,077 million (US$ 267.7 million) that represented the present value of the amounts due over the term of the contract and which is being amortized using the straight-line method over a 16-year period.

At December 31, 2003 and 2004, the current portion of prepaid expenses amounts to P. 194,387 and P. 173,258 and the long-term portion amounts to P. 2,836,476 and P. 2,425,611, respectively.

7. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	December 31,	
	2003	2004
Telephone plant and equipment	P. 88,070,692	P. 97,538,865
Land and buildings	7,415,904	6,896,107
Other assets	15,601,893	18,696,446
	111,088,489	123,131,418
Less: Accumulated depreciation	(43,032,833)	(48,649,343)
Net	68,055,656	74,482,075
Construction in progress and advances to equipment suppliers	5,845,551	8,967,291
Inventories for use in construction of the telephone Plant	953,724	1,464,075
Total	P. 74,854,931	P. 84,913,441

(Amounts in thousands of Constant Mexican Pesos

b) Included in plant, property and equipment are the following assets held under capital leases:

	2003	2004
Assets under capital leases	P. 1,075,116	P. 4,928,023
Accumulated depreciation	(64,011)	(179,348)
	P. 1,011,105	P. 4,748,675

c) In 2003 and 2004, the Company sold part of its telephone plant to unrelated parties for P. 999 million and P. 3,934 million, respectively, which the Company then leased again under sale and leaseback agreements. Such transactions gave rise to a book loss of approximately P. 2,928 million in 2003 and P. 5,615 million in 2004, which are being amortized based on the remaining useful life of the assets. At December 31, 2004, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P. 1,194,495 and P. 6,765,661, which are included as part of the caption other assets in the balance sheet (P. 417,867 and P. 2,416,517 at December 31, 2003).

Amortization expense for the years ended December 31, 2003 and 2004 was P. 140,998 and P. 483,491, respectively.

d) Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was P. 6,759,028, P. 10,231,574 and P. 12,256,787, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2003 and 2004 this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 96% of the value of the telephone plant, property and equipment (89% in 2003) has been restated using specific indexation factors.

(Amounts in thousands of Constant Mexican Pesos
as of December 31, 2004, except when indicated otherwise)

f) Following are the plant, property and equipment amounts at December 31, 2003 and 2004, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2003	2004
Telephone plant and equipment	P. 98,364,293	P. 109,130,369
Land and buildings	6,566,028	10,678,498
Other assets	15,552,831	20,252,866
	120,483,152	140,061,733
Accumulated depreciation	(46,399,056)	(56,888,947)
Net	74,084,096	83,172,786
Construction in progress and advances to equipment suppliers	5,845,551	8,967,291
Inventories for use in construction of the telephone plant	953,724	1,464,075
	P. 80,883,371	P. 93,604,152

8. Intangible assets

A summary of intangible assets is as follows:

	December 31, 2004						
	Useful life	Balance at January 1	Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	15 to 25 years	P. 24,352,476	548,748		(7,500)		P. 24,893,724
Effects of translation		5,779,384		3,950,313			9,729,697
Accumulated amortization		(2,984,477)				(3,667,813)	(6,652,290)
Net		P. 27,147,383	548,748	3,950,313	(7,500)	(3,667,813)	P. 27,971,131
Trademarks	10 years	P. 9,051,029					P. 9,051,029
Effects of translation				(408,690)			(408,690)
Accumulated amortization		(757,028)				(828,073)	(1,585,101)
Net		P. 8,294,001		(408,690)		(828,073)	P. 7,057,238
Goodwill	10 years	P. 11,671,234	1,307,623		(259,540)		P. 12,719,317
Effects of translation		840,896		1,130,341			1,971,237
Accumulated amortization		(4,067,110)				(1,100,032)	(5,167,142)
Net		P. 8,445,020	1,307,623	1,130,341	(259,540)	(1,100,032)	P. 9,523,412

(Amounts in thousands of Constant Mexican Pesos

	December 31, 2003						
	Useful life	Balance at January 1	Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	15 to 20 years	P. 17,343,737	8,565,549		(1,556,810)		P. 24,352,476
Effects of translation				5,779,384			5,779,384
Accumulated amortization		(529,655)				(2,454,822)	(2,984,477)
Net		P. 16,814,082	8,565,549	5,779,384	(1,556,810)	(2,454,822)	P. 27,147,383
Trademarks	10 years	P. 7,149,270	1,901,759				P. 9,051,029
Effects of translation							
Accumulated amortization						(757,028)	(757,028)
Net		P. 7,149,270	1,901,759			(757,028)	P. 8,294,001
Goodwill	10 years	P. 9,721,725	1,949,509				P. 11,671,234
Effects of translation				840,896			840,896
Accumulated amortization		(2,912,413)				(1,154,697)	(4,067,110)
Net		P. 6,809,312	1,949,509	840,896		(1,154,697)	P. 8,445,020

b) Licenses and goodwill amortization expenses in 2002 amounted to P. 529,655 and P. 1,764,245, respectively.

9. Investments

An analysis at December 31, 2003 and 2004 is as follows:

	2003	2004
Investments in:		
Affiliates	P. 2,306,138	P. 362,382
Other investments	374,733	289,688
Total	P. 2,680,871	P. 652,070

(Amounts in thousands of Constant Mexican Pesos

I. Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2003 and 2004, is as follows:

	2003	2004
Grupo Telvista, S. A. de C.V.	P. 447,431	P. 362,382
USCO	1,858,707	
Total	P. 2,306,138	P. 362,382

USCO

In December 2003, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in USCO and P. 189 million, giving rise to a loss of P. 293,496, which was included as part of the caption other income (loss), net.

The Company's equity in the net loss of CompUSA at December 31, 2002 includes an impairment on its goodwill of P. 2,248,138, which is included under equity in net results of affiliates in the statement of income.

In order to facilitate an eventual divestiture of its investment in USCO and in light of the Company's focus on expanding its wireless services throughout Latin America, in January 2004, the Company changed the classification of its investment in USCO from equity investee to available for sale.

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. to SBC International, Inc. (SBCI) for US$ 106 million in cash and its 11.9% equity interest in Telecom Américas. A gain of P. 11,800 was recognized as a result of this transaction, which is included under the caption other income (loss), net in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49% equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries for P. 2,173,198, realizing a gain of P. 1,403,308 on the sale, which is included under the caption other income (loss), net in the statement of operations.

Other

At December 31, 2002, the Company charged P. 42,910 to results of operations for the impairment in the value of its equity investment in the non-strategic affiliate Eurotec, S.A.

II. Investments in subsidiaries

During 2003 and 2004, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company's financial statements in the month following the acquisition date. All acquisitions were recorded using the purchase method. Through appraisals made by independent experts, the Company determined the fair value of trademarks. The Company made estimates in order to determine the fair value of licenses based on market values of licenses with similar characteristics.

The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	2004 Acquisitions — Historical amounts at acquisition date in thousands of US Dollar		
	Enitel	Megatel	Total
Current assets	$ 63,883	$ 7,615	$ 71,498
Fixed assets	107,878	36,526	144,404
Licenses		6,785	6,785
Other assets	7,936	2,569	10,505
Less:			
Current liabilities	48,849	11,115	59,964
Long term debt	37,640	2,248	39,888
Fair value of net assets acquired	$ 93,208	$40,132	$133,340
% participation acquired	99.03%	100.00%	
Net assets acquired	92,304	40,132	132,436
Amount paid	177,637	81,703	259,340
Goodwill generated	$ 85,333	$41,571	$126,904

	2003 Acquisitions — Historical amounts at acquisition date in thousands of US Dollars					
	Celcaribe	BSE	CTE	CTI	BCP	Total
Current Assets	$ 13,795	$ 36,550	$168,503	$110,469	$114,829	$ 444,146
Fixed assets	17,696	112,714	409,011	93,331	152,713	785,465
Licenses	82,205	101,602	23,640	55,271	494,417	757,135
Trademarks			93,666	90,336		184,002
Other assets			25,055	2,859	5,792	33,706
Less:						
Current liabilities	13,408	38,980	173,420	71,186	106,947	403,941
Long term debt		2,000	51,250	40,298	17,435	110,983
Fair value of net assets acquired	$100,288	$209,886	$495,205	$240,782	$643,369	$1,689,530
% participation Acquired	98.08%	97.55%	51.00%	92.00%	100.00%	
Net assets acquired	98,362	204,744	252,055	221,519	643,369	1,420,049
Amount paid	98,362	204,744	417,000	221,519	643,369	1,584,994
Goodwill generated	$	$	$164,945	$	$	$ 164,945

2004 Acquisitions

a) ENITEL (Nicaragua)

In January 2004, the Company acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a total purchase price of US$ 49.6 million. In June 2004, the Company agreed to purchase an additional 50% equity interest at an additional cost of US$ 128 million. The sale closing date was August 2004. ENITEL is the sole provider of fixed telephone services in Nicaragua.

(Amounts in thousands of Constant Mexican Pesos

b) MEGATEL (Honduras)

In June 2004, América Móvil agreed to acquire 100% of the shares of Megatel, S.A. (Megatel), a Honduran cellular phone company. The sale was closed in July 2004 for a final sale price of US$ 81.7 million.

c) AM Wireless Uruguay (Uruguay)

In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of US$ 1 million.

d) CTE (El Salvador)

In October 2003, América Móvil acquired from France Telecom and other investors a 51% equity interest in Compañía de Telecomunicaciones de El Salvador (CTE), for approximately US$ 417 million. CTE provides fixed mobile and other telecommunications services in El Salvador.

In December 2004, América Móvil purchased from the minority shareholders an additional 41.54% equity interest in CTE for which it paid US$ 294.9 million. Subsequent to such acquisition, plus additional purchases from minority shareholders during 2004, the Company's equity interest in CTE increased to 94.9% at December 31, 2004. The purchase of the additional 41.54% was made based on the fair value of CTE's assets at November 2004, giving rise to a negative goodwill of approximately US$ 25.9 million, which, since this was considered a step acquisition, was netted from CTE's positive goodwill generated in the previous year.

e) CTI (Argentina)

In October 2003, América Móvil acquired a 64% equity participation in CTI Holdings, S.A. ("CTI"). In November 2003, América Móvil increased such equity interest to 92% by purchasing additional shares from various minority stockholders. The total purchase price was US$ 221.5 million. In July 2004, América Móvil acquired the remaining 8% equity interest in CTI owned by Techint for a total consideration of US$ 17.1 million, increasing its total equity interest in CTI to 100%.

The above-mentioned purchase was made based on the net fair value of CTI's assets at June 2004, giving rise to a negative goodwill of approximately P. 76,641.

At the time of the acquisition, CTI had US$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (*acuerdo preventivo extrajudicial, or* "APE") in Argentina, which was approved by the court in December 2003 and ratified in May 2004. Pursuant to this agreement, the notes were cancelled in exchange for an aggregate cash payment of approximately US$37.1 million.

The settlement of the APE gave rise to a gain in 2004 of P. 258,862, which was included in the statement of income as part of the caption other income (expense), net. Such gain is derived from the difference between the amount paid under the APE and the fair value recognized for CTI's debt at the time it was acquired by América Móvil.

f) Techtel—LMDS Comunicaciones Interactivas (Argentina)

In May 2004, the Company sold its 60% equity interest in Techtel to Teléfonos de México, S.A. de C.V. (Telmex) for P. 845,250 (US$ 75 million). Such sale gave rise to a gain of P. 18,235, which was recognized in stockholders' equity, since the sale was made between entities under common control.

(Amounts in thousands of Constant Mexican Pesos

2003 Acquisitions

a) CELCARIBE (Colombia)

In February 2003, the Company, through Comcel, acquired from Millicom Cellular International a 98.08% equity interest in Celcaribe, S.A. for approximately US$ 98.3 million. As a result, América Móvil expanded its capacity to provide services throughout Colombia. Celcaribe provides in addition to cellular services, data transmission, internet and short-message services.

b) BSE (Brazil)

In May 2003, the Company, through Telecom Américas, acquired from BellSouth Corporation and Verbier a 89.45% equity interest in BSE, S.A., for approximately US$ 180 million. Through an additional capitalization in May 2003, of approximately US$25 million, the Company increased its equity interest in BSE to 97.55%. BSE provides cellular telecommunications services in the Ceará, Piauí, Río Grande do Norte, Paraiba, Pernambuco and Alagoas states in Brazil.

c) BCP (Brazil)

In November 2003, the Company, through Telecom Américas, acquired from certain lenders to BCP, which had acquired the shares formerly held by affiliates of Bell South Corporation, the Safra Family and local minority investors, a 100% equity interest in BCP, S.A., for approximately US$ 643.3 million. BCP provides cellular telecommunications services in the Sao Paulo metropolitan area.

Other acquisitions

During 2004, América Móvil invested approximately US$ 39 million in the purchase of minority interest shares in Comcel (Colombia), CTE (El Salvador), and Telgua (Guatemala), giving rise to a negative goodwill of approximately US$ 30 million and increasing the Company's equity interest in each company at December 31, 2004, to 99.2%, 94.9% and 99.0%, respectively.

During 2003, América Móvil invested approximately US$ 77 million to acquire minority interests in Conecel (Ecuador) and ACT (Guatemala). As a result, the Company increased its equity interest in these subsidiaries at December 31 2003, to 100%, from 80.6% and 96.9%, respectively.

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2002, 2003 and 2004 have not been audited and are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of these purchases and adjustments to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable.

(Amounts in thousands of Constant Mexican Pesos

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma consolidated América Móvil for the years ended December 31,		
	2002	2003	2004
Operating revenues	P. 64,110,075	P. 92,060,131	P. 135,859,603
Net income	5,104,604	15,886,038	16,475,082
Earnings per share (in Mexican Pesos)	0.39	1.23	1.32

10. Financial instruments

To hedge its exposure to financial risks, the Company has entered into US dollar and Mexican peso interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the Libor variable interest rate at various terms plus a differential and the CETES variable interest rate at various terms plus a differential and to pay a fixed rate, for the US dollar and Mexican peso interest-rate swaps, respectively.

At December 31, 2003 and 2004, the Company had US dollar and Mexican peso interest-rate swaps for a total base amount of US$ 1,426.4 and US$ 826 million and P. 6,000 million and P. 6,000 million, respectively.

Additionally, at December 31, 2003 and 2004, the Company had contracted cross currency swaps for an outstanding base amount of US$ 310.4 and US$ 774.3 million, respectively.

All financial instruments were valued at market, and their effect included in comprehensive financing cost, for P.125,064 and P.79,831 in 2003 and 2004, respectively (losses of P.167,817 were recognized in results in 2002).

11. Employee Benefit Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. During 2003 and 2004, the Company contributed P. 1,848 and P. 2,065, respectively (no contributions were made to the fund in 2002).

The transition asset, past services and variances in assumptions are amortized over a twenty-five year period, which is the estimated average remaining working lifetime of Telcel's employees.

An analysis of the net period cost for 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Service cost	P. 1,858	P. 1,967	P. 2,108
Financial cost of projected benefit obligations	359	474	603
Expected return on plan assets	(258)	(265)	(398)
Amortization of actuarial gain	(22)	(24)	(26)
Net period cost	P. 1,937	P. 2,152	P. 2,287

(Amounts in thousands of Constant Mexican Pesos

The change in the pension plan benefit obligation is as follows:

	2003	2004
Benefit obligation at the beginning of the year	P. 7,080	P. 9,001
Service cost	1,967	2,108
Interest cost	474	603
Actuarial gain	(489)	(534)
Benefits paid	(31)	(69)
Benefit obligation at the end of the year	P. 9,001	P. 11,109

An analysis of the seniority premium reserve at December 31, 2003 and 2004 is as follows:

	2003	2004
Projected benefit obligation	P. 9,001	P. 11,109
Plan assets	(4,819)	(6,996)
Transition asset	50	42
Actuarial gain	1,341	1,499
Net projected liability	P. 5,573	P. 5,654
Unfunded accumulated benefit obligation	P. 4,182	P. 4,113
Accumulated benefit obligation	P. 9,001	P. 11,109

The accumulated benefit obligation was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2003	2004
Fair value of plan assets at beginning of year	P. 2,895	P. 4,819
Real investment return	1,924	2,177
Fair value of plan assets at end of year	P. 4,819	P. 6,996

	2003	2004
Funded status	P. (4,182)	P. (4,113)
Unrecognized net actuarial gain	(1,341)	(1,499)
Unrecognized net transition asset	(50)	(42)
Net amount recognized	P. (5,573)	P. (5,654)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2002, 2003 and 2004 are presented below:

	2002	2003	2004
Discount rate	6.81%	6.84%	6.82%
Expected return on plan assets	6.81	6.84	6.82
Rate of compensation increase	1.90	1.85	0.96

(Amounts in thousands of Constant Mexican Pesos

12. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,	
	2003	2004
Suppliers	P. 13,273,816	P. 26,853,421
Sundry creditors	3,006,224	3,434,272
Interest payable	971,029	1,083,131
Expenses and other provisions	3,287,196	4,606,116
Guarantee deposits	333,004	335,441
Others	108,559	257,603
Total	P. 20,979,828	P. 36,569,984

b) At December 31, 2003 and 2004, accounts payable and accrued liabilities includes the following expense and other provision accounts:

	Balance at December 31, 2003	Increase of the year	Payments	Write-offs	Balance at December 31, 2004
Vacations premium	P. 66,958	P.1,436,153	P.(1,247,549)		P. 255,562
Vacations	56,968	663,200	(636,071)		84,097
General expenses	74,571	436,201	(342,015)	P. (24)	168,733
Fees	75,075	1,314,903	(1,222,020)	(9,579)	158,379
Retirement of assets provision	163,917	57,452	(24,736)		196,633
Royalty rewards provision		321,800			321,800
Contingencies	2,849,707	571,205			3,420,912
	P.3,287,196	P.4,800,914	P.(3,472,391)	P.(9,603)	P.4,606,116

(Amounts in thousands of Constant Mexican Pesos

13. Debt

The Company's debt consists of the following:

Currency	2003 Items	2003 Rate	Maturity from 2003 to	Total 2003	2004 Rate	Maturity from 2004 to	Total 2004
U.S Dollars							
	Exim Banks	L+.20 to L+1.65 (1)	2009	P 9,398,103	L+.20 to L+1.25	2010	P. 7,357,555
	Syndicated loans	L+.75 to L+1.35	2007	11,819,148	L+.60	2009	3,379,440
	Fixed-rate Senior Notes	3.3990%	2004	365,044	4.125% to 5.75%	2015	20,197,786
	Senior Notes				L+.6250	2007	3,379,440
	Fixed rate lines of credit				2.7100	2009	252,710
	Lines of credit	L+.30 to L+1.50	2006	8,639,206	L+.225 to L+1.60	2009	4,674,892
	Suppliers	3.1675% to 10%	2004	157,384			
	BNDES	UMBNDES+4.5% to (2) UMBNDES+5.05	2008	710,627	UMBNDES+4.3%	2008	121,268
	Leasing			12,039	8.01	2008	422,247
	Others	L+4.50; 11.25%	2008	554,689	L+.20 to L1.35%	2009	351,665
	Subtotal Dollars			31,656,240			40,137,003
Mexican Pesos							
	Domestic senior notes ("Certificados Bursátiles")	Others	2009	11,833,875	Various	2010	13,001,352
	Syndicated loans	TIIE + .80 (3)	2008	1,840,825			
	Bank loans	TIIE	2004	1,051,900			
	Leasing	TIIE + .55	2006	999,305	TIIE + .40 to TIIE +.55%	2008	4,484,000
	Subtotal Mexican Pesos			15,725,905			17,485,352
Reais							
	BNDES	TJLP + 2.80% to (4) TJLP +5.00%	2007	2,527,584	TJLP + 2.80% to TJLP + 4.00%	2007	1,064,452
	Fixed rate securities	CDI +.90 (5)	2005	63,752	12.00%	2005	849
	Licenses	12% + Inflation	2010	384,772			
	Subtotal Reais			2,976,108			1,065,301
Colombian pesos							
	Lines of credit				DTF + 1.70% to DTF + 2.60%	2005	367,676
	Senior Notes	IPC + 7.50	2010	850,847	IPC + 7.50%	2013	2,121,209
	Subtotal Colombian pesos			850,847			2,488,885
Others Currencies							
	Lines of credit	6.50%	2004	629,949	6.50%	2005	283,300
	Leasing	7.00%	2004	33,132			
	Subtotal Other currencies			663,081			283,300
	Total Debt			51,872,181			61,459,841
	Less: short-term debt and current portion of long-term debt			12,736,716			5,392,488
	Long term debt			P. 39,135,465			P. 56,067,353

1) L = LIBOR
2) UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3) TIIE = Mexican Equilibrium Funding Rate
4) TJLP = Long Term Interest Rate
5) CDI = Financial Certificate of Deposit

(Amounts in thousands of Constant Mexican Pesos

Except for fixed-rate senior notes, the above-mentioned interest rates are subject to variances in international and local rates. The Company's weighted average interest rate cost of borrowed funds at December 31, 2004 was approximately 7.05% (5.19% at December 31, 2003).

In addition to the rates above, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withheld, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2003 and 2004 consists of the following:

Concept	2003	2004
Domestic senior notes		P. 450,000
Fixed-rate securities	P. 365,044	849
Syndicated loans	1,306,016	
Other loans	6,945,568	1,981,048
Total	P.8,616,628	P.2,431,897
Weighted average interest rate	3.05%	8.19%

Maturities of long-term debt at December 31, 2004 are as follows:

Years	Amount
2006	P. 6,799,649
2007	12,729,424
2008	6,298,886
2009	10,172,606
2010 and thereafter	20,066,788
Total	P. 56,067,353

Senior Notes.- On March 9, 2004, the Company issued senior notes of US$ 500 million and US $800 million, maturing respectively in 2009 and 2014 and bearing annual interest of 4.125% and 5.50%, which is payable semiannually. In 2004, accrued interest on the notes was P. 607,075.

Additionally, on April 20, 2004, América Móvil issued senior notes of US$ 300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly beginning on July 27, 2004. In 2004, accrued interest on the notes was P. 52,478.

On October 28, 2004, the Company issued senior notes of US$ 500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. In 2004, accrued interest on the notes was P. 53,420.

Resources from the mentioned issues were primarily applied to the payment of debt maturing principally in 2004 and 2005, which increased the average life and reduced the cost of interest on the debt. All debt was refinanced at its nominal value and, consequently, no gains or losses were generated. All senior notes are unconditionally guaranteed by Telcel.

(Amounts in thousands of Constant Mexican Pesos

Lines of credit guaranteed by Export Credit Agencies.- The Company has a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to the Company or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel.

The Company has a line of credit up to US$ 250 million with the Export Development Corporation (EDC) of Canada to purchase telecommunications equipment. Drawings on this line of credit are repayable semiannually and bear interest at LIBOR plus 0.95% to LIBOR plus 1.25% with maturities between 2005 and 2010. At December 31, 2003 and 2004 outstanding balances under such line of credit were US$ 250 and US$ 152 million, respectively.

Syndicated loans.- In April 2004, the Company obtained a loan of US$ 300 million that matures in May 2009 and bears interest at the LIBOR + 0.6%. Interest is payable quarterly. In 2004, accrued interest on this loan was P. 51,948.

At December 31, 2003, the Company had entered into syndicated loan agreements for approximately US$ 1,000 million with maturities between 2005 and 2007; bearing interest at LIBOR plus 0.75% to LIBOR plus 1.35%. At December 31, 2004, the Company had paid these loans with the resources obtained from the issuance of the aforementioned senior notes.

BNDES.- At December 31, 2004, ATL, Tess and Americel had outstanding syndicated loans provided with resources of the Brazilian development bank Banco Nacional de Desenvolvimiento Económico e Social ("BNDES"). These loans are principally denominated in reais, with a portion indexed to US dollars. The outstanding principal amount of the loan is approximately R$ 250 million plus approximately US$ 10 million.

Domestic Senior Notes (certificados bursatiles).- The CNBV has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P. 5,000 million each. At December 31, 2004, the Company has made various issues under such programs for amounts ranging from P. 400 to P. 1,250 million, with maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, the Company has a commercial paper program authorized by the CNBV for P. 3,000 million. As of December 31, 2004, the Company had no outstanding commercial paper debt.

General

At December 31, 2004, the Company had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in the Company's financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and do not permit the Company to restrict the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements).

(Amounts in thousands of Constant Mexican Pesos

Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, the Company is prohibited from paying dividends to the shareholders. At December 31, 2004, the Company was in compliance with all of these requirements.

At December 31, 2004, 89% of total outstanding consolidated debt is guaranteed by Telcel.

14. Foreign-Currency Position and Transactions

a) América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million			
	2003	Exchange Rate At December 31 2003	2004	Exchange Rate At December 31 2004
Assets				
US dollar	1,326	11.23	2,621	11.26
Quetzal	702	1.39	1,886	1.45
Reais	2,356	3.89	3,437	4.24
Colombian peso	290,163	0.004	405,016	0.004
Argentinean peso	380	3.83	615	3.78
Uruguayan peso			85	0.427
Cordoba			376	0.687
Lempira			168	0.584
Euro	1	14.11	3	15.32
Liabilities				
US dollar	(3,726)	11.23	(4,908)	11.26
Quetzal	(1,330)	1.39	(1,442)	1.45
Reais	(4,160)	3.89	(6,104)	4.24
Colombian peso	(781,447)	0.004	(1,484,520)	0.004
Argentinean peso	(395)	3.83	(987)	3.78
Uruguayan peso			(118)	0.427
Cordoba			(199)	0.687
Lempira			(297)	0.584

At February 25, 2005, exchange rates of the Mexican peso are as follows:

Foreign currency	Exchange rate
US Dollar	11.08
Quetzal	1.43
Reais	4.20
Colombian peso	0.004
Argentinean peso	3.77
Uruguayan peso	0.437
Cordoba	0.673
Lempira	0.584
Euro	14.70

(Amounts in thousands of Constant Mexican Pesos

b) In the years ended December 31, 2002, 2003 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (reais, quetzals, Colombian pesos, Argentinean pesos and Euros) were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars		
	2002	2003	2004
Net revenues	1,711,259	3,037,013	5,683,036
Operating costs and expenses	2,423,335	4,103,468	6,048,179
Interest income	108,469	141,484	182,143
Interest expense	147,529	298,075	319,309
Other income (expense), net	(110,778)	260,394	(39,602)

15. Commitments and Contingencies

a) As of December 31, 2004, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based either on the NCPI or on the appraisal value of the property.

The Company leases certain equipment used in its operations under capital leases. At December 31, 2004, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease	Operating lease
2005	P. 983,763	P. 1,836,861
2006	891,758	2,020,414
2007	372,039	2,171,462
2008	3,829,100	2,272,572
2009		2,752,807
2010 and thereafter		4,130,867
Total	6,076,660	P. 15,184,983
Less interest	(1,170,413)	
Present value of minimum rental payments	4,906,247	
Less current installments	860,705	
Long-term obligations at December 31, 2004	P. 4,045,542	

Rent charged to expenses in 2002, 2003 and 2004 aggregated P. 362,568, P. 1,148,059 and P. 1,835,044, respectively.

b) Payment Guarantees With Suppliers

At December 31, 2004, some of the Company's subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$ 512 million (approximately P. 5,770 million). Such amounts have been guaranteed by America Móvil.

(Amounts in thousands of Constant Mexican Pesos

Telcel

c) COFECO

Administrative proceedings were commenced in January and June 2001 by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia or Cofeco) against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January 2001. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, which is pending. In December 2004, Telcel was notified of the initiation of further administrative proceedings in connection with the alleged anti-competitive behavior by certain distributors. The same month, Telcel filed a lawsuit (demanda de amparo) challenging Cofeco's rights to initiate these proceedings. If Telcel is unsuccessful in challenging any of the aforementioned proceedings, they may result in fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

d) Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the "calling party pays" system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the "calling party pays" system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007.

The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or Cofetel). Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter.

Given the current status of the negotiations with dissenting operators, it is not possible to predict what effect a ruling against the Company could have on its financial condition.

e) CNVB

During 2003, América Móvil, S.A. de C.V. (América Móvil) received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the Securities and Exchange Commission (SEC) regarding Telcel's entry into a capacity services agreement with Operadora Unefon in September 2003. To América Móvil's knowledge, the investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon.

The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities.

(Amounts in thousands of Constant Mexican Pesos

f) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but Telcel has made provisions in its financial statements with respect to this potential liability.

Telgua

g) Reversal of privatization

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecommunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telecomunicaciones de Guatemala, S.A. (Telgua). The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, Telgua agreed, among other things, to invest approximately US$246 million in certain plant and equipment by 2004, which investments have been completed. This settlement was challenged in 2002 by certain former government officials, but the challenge was withdrawn in June 2004. Following this withdrawal, an order of the administrative court approving the settlement and terminating all related litigation became final and non appealable.

h) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the "District Court") in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortuous interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over US$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004.

In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit (the "Appeals Court") challenging, among other things, the District Court's March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. Neither America Movil or Telgua can assure you that the Appeals Court will affirm the District Court's dismissal of Telgua. Telgua has not made provisions in its financial statements for these potential liabilities.

(Amounts in thousands of Constant Mexican Pesos

Comcel

i) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel's February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers.

Comcel has made provisions in its financial statements with respect to this potential liability on the basis of its counsel's opinion. Neither America Móvil nor Comcel can assure that the amount of damages ultimately determined by the SIC will be consistent with Comcel's counsel opinion. Comcel expects to continue exploiting all available legal actions after a decision on damages is rendered.

j) Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to Comcel's decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel's part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$30 million from Comcel. Comcel has made provisions in its financial statements with respect to this potential liability.

Telecom Americas

k) Tess and ATL-Telecom Leste

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or ANATEL) has challenged each of Tess, S.A. (Tess) and ATL-Telecom Leste, S.A. (ATL) regarding the calculation of inflation-related adjustments due under these companies' concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies' calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and

(Amounts in thousands of Constant Mexican Pesos

consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL's filing for declaratory action in October 2001 and ATL's filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess' filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 486 million (including potential penalties and interest) (approximately US$183 million) at December 31, 2004. Tess and ATL have made provisions in their financial statements for these potential liabilities.

l) BNDESPAR

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar's ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas will defend itself vigorously against these claims. Neither America Móvil or Telecom Americas can assure, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

m) Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against 23 other defendants, including all of our other operating subsidiaries in Brazil.

Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel may still file a motion requesting the reversal of this decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. America Móvil and its Brazilian subsidiaries will continue vigorously defending their selves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case is now required to request the commencement of proceedings for execution of the judgment, seeking to prevent Americel from providing caller id services and to determine monetary damages for alleged past infringements. At this time, Americel does not know how the plaintiff intends to request that damages be determined. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. Americel has not made any provisions in its financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

CompUSA

n) COC Services

In January 2000, a lawsuit was filed in Texas against our affiliate CompUSA, Inc. (CompUSA) on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortuous interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. In addition to our affiliate CompUSA, the lawsuit named as defendants James Halpin, CompUSA's former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of US$90 million in actual damages. The verdict also awarded punitive damages in the amount of US$94.5 million against CompUSA and US$175 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, our affiliate CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against our affiliate CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

(Amounts in thousands of Constant Mexican Pesos

16. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2003 and 2004. All of the companies are considered América Móvils' affiliates, as the Company's principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,	
	2003	2004
Accounts receivable:		
Teléfonos de México, S.A. de C.V.	P 523,456	P. 704,376
Sanborns Hermanos, S.A. de C.V.	72,903	127,122
Sears Roebuck, S.A. de C.V.	42,776	62,655
Teléfonos del Noroeste, S.A. de C.V.	28,487	34,096
Seguros Inbursa, S.A. de C.V.	7,799	
Others	6,005	49,049
	P 681,426	P. 977,298

	December 31,	
	2003	2004
Accounts payable:		
América Telecom, S.A. de C.V.	P 50,970	P 64,773
Fianza Guardiana Inbursa, S.A. de C.V.	27,887	65,172
Carso Global Telecom, S.A. de C.V.	22,897	
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.	17,494	
Seguros Inbursa S.A de C.V.		22,600
Others	16,997	4,619
Total	P 136,245	P 157,164

b) Neither Telmex nor América Móvil owns any capital stock in the other; however, both companies are controlled by the same group of stockholders. The relationship between Telmex and América Móvil principally consists of commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator including, among others, the interconnection of their respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the Telmex's spin-off and have continued in effect without significant modification following the spin-off. Many of these operational relationships are subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

(Amounts in thousands of Constant Mexican Pesos

c) In the years ended December 31, 2002, 2003 and 2004 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2002	2003	2004
Revenues:			
Calling Party Pays (CPP) interconnection fees and other (1)	P. 9,200,271	P. 10,049,695	P. 11,290,894
Costs and expenses:			
Payments for long-distance, circuits and others (2)	3,826,385	4,104,539	4,268,679
Commercial, administrative and general:			
Advertising	492,042	561,359	659,653
Others, net	199,282	(4,849)	76,842
Interest expense (income), net	60,184	(4,950)	661

(1) Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repeater space, and has the right to install its interconnection equipment.

e) The Company purchases materials and services from related parties under terms that it believes are no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain other related entities.

17. Stockholders' Equity

a) Capital stock at December 31, 2002, 2003 and 2004, is represented by 12,916 million, 12,836 million and 12,264 million common shares with no par value, respectively, representing the fixed portion of capital.

An analysis of the shares at December 31, 2004 is as follows:

Millions of shares	
3,647	Series AA voting shares
265	Series A voting shares
8,352	Series L limited voting rights
12,264	

b) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the combined AA shares and

A shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of capital stock.

The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock.

c) In April 2003 and 2004, the stockholders approved payment of a cash dividend of P. 0.060 and P. 0.12 per share, respectively, payable in four installments of P. 0.015 and P. 0.03 each in June, September and December of 2003 and 2004 and in March 2004 and 2005, respectively.

In 2000, América Móvil initiated a program to purchase its own shares. A charge is made to the reserve for purchase of the Company's own shares for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

During the three year period ended December 31, 2004, the Company has purchased the following shares:

Year	Number of shares in million		Amount in thousands of Mexican pesos		Historical amounts in thousands of Mexican pesos	
	"L" Shares	"A" Shares	"L" Shares	"A" Shares	"L" Shares	"A" Shares
2002	281.6	1.9	P. 2,291,556	P.14,207	P. 2,038,972	P.12,641
2003	66.2	0.2	P. 1,025,729	P. 368	P. 1,009,870	P. 330
2004	581.2	2.8	P.12,370,533	P.57,440	P.12,155,736	P.55,459

d) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company's subsidiaries is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. As part of the tax reforms passed in 2004, starting on January 1, 2005, tax consolidation may be comprehensive at 100% of the tax losses and taxable earnings of Mexican subsidiaries.

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2002, 2003 and 2004 was P. 1,427,131, P. 1,132,399 and P. 995,464, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the years ended December 31, 2002, 2003 and 2004, was determined on a consolidated basis.

3) The statutory income tax rate for 2002, 2003 and 2004 was 35%, 34% and 33% respectively.

(Amounts in thousands of Constant Mexican Pesos

As part of the tax reforms passed in 2004, starting on January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point a year until it reaches 28% in 2007 and succeeding years.

The effect of this gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a credit to operations of approximately P. 300 million.

At December 31, 2004, the balance of the restated contributed capital account (CUCA) and CUFIN was P. 38,373,794, and P. 28,379,721, respectively.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Current year income tax of Mexican Subsidiaries	P. 3,481,340	P. 2,779,302	P. 4,004,319
Current year income tax of foreign Subsidiaries	297,364	583,928	1,606,821
Deferred income tax of Mexican Operations	(400,730)	84,399	2,680,570
Effect of change in effective tax rate			(300,034)
Total	P. 3,377,974	P. 3,447,629	P. 7,991,676

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

The 2003 year income tax of Mexican subsidiaries includes a tax credit of P. 909 million (P. 864 million nominal) resulting from the favorable ruling handed down in an appeal against the tax authority's rejection of certain deductions in connection with the fiscal treatment on the loss of sale of subsidiaries.

5) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31		
	2002	2003	2004
Statutory income tax rate in Mexico	35.0%	34.0%	33.0%
Financing costs	0.2	2.9	3.5
Goodwill	0.5	1.42	0.7
Effect of change in effective tax rate			(0.4)
Sale of affiliates	(4.5)		
Recoverably taxes		(7.4)	
Asset tax	5.2	7.5	
Royalties		(10.4)	(6.6)
Others	(8.1)	(2.4)	7.5
Effective tax rate for Mexican operations	28.3	25.6	37.7
Revenues and costs from foreign subsidiaries	(2.0)	(8.4)	(6.3)
Effective tax rate	26.3%	17.2%	31.4

(Amounts in thousands of Constant Mexican Pesos

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2003 and 2004, were as follows:

	December 31,	
	2003	2004
Deferred tax assets		
Liability provisions	P. (1,100,942)	P. (565,877)
Other	(83,792)	(248,051)
Deferred revenues	(1,114,666)	(1,131,344)
Tax loss carryforwards	(20,389,419)	(20,160,132)
	(22,688,819)	(22,105,404)
Deferred tax liabilities		
Fixed assets	2,670,841	2,394,330
Inventories	987,035	1,530,363
Licenses	989,186	627,120
Sale and lease back	935,444	2,206,290
Royalties prepayment		1,298,864
	5,582,506	8,056,967
Valuation allowance	20,944,543	19,956,425
Deferred income tax liability	3,838,230	5,907,988
Deferred employee profit sharing liability		285,397
Deferred tax liability	P. 3,838,230	P. 6,193,385

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2001, 2002 and 2003 was 10% of taxable income.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico.

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income and tax provisions of these subsidiaries in 2002, 2003 and 2004 were P. 1,399,717, P. 3,954,482, and P. 1,505,863; and P. 297,364, P. 583,928 and P. 1,606,821 respectively.

(Amounts in thousands of Constant Mexican Pesos

At December 31, 2004, America Móvil's foreign subsidiaries have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

	Millions of pesos at December 31, 2004				
Years	Brazil	Argentina	USA	Colombia	Ecuador
1997	P. 46				
1998	1,557		P. 308		
1999	11,720				
2000	7,721		650	P. 1,297	P. 389
2001	9,024		1,226	1,427	349
2002	7,474	P. 4,674	94	669	117
2003	4,726			853	22
2004	2,264	748			
	P. 44,532	P. 5,422	P. 2,278	P. 4,246	P. 877

In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

Up to 2002, tax losses incurred in Colombia, may be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

Tracfone experienced a change in ownership as defined by U.S. Internal Revenue Code section 382, under which there is an annual limitation on Tracfone's ability to realize the benefit of its loss carryforwards. As a result, some or all of Tracfone's loss carryforwards may never be realized.

In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

In Guatemala and El Salvador there is no carryforward of tax losses against earnings of future years.

19. Stock option plan

During 2001, the Company established a stock option plan for most of its senior executives. The Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from the treasury. The subscription price for the 2001 plan is P. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted. During 2002 and 2003, the Company established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan established in 2002 has a one-year lag while the third plan established in 2003 has a two-year lag. Additional L Shares from treasury were reserved for such plans.

(Amounts in thousands of Constant Mexican Pesos

At December 31, 2003, 3,335,750 series "L" shares had been exercised, and in 2004, the participating executives exercised the reminder of their assigned options. The related charges to results of operations in 2002, 2003 and 2004 were P. 17,053, P. 70,986 and P. 49,216, respectively.

20. Subsequent events

a) On February 17, 2005, the Company issued senior notes in the amount of US$ 1,000 million (under the debt shelf program for US$ 2,000 million registered with the Securities and Exchange Commission on Form F-3, dated November 22, 2004) that matures in March 2035 and bears fixed interest of 6 3/8%. Interest is payable semiannually on September 1 and March 1 of each year. The notes are unconditionally guaranteed by Telcel.

b) On March 9, 2005, the Company determined to submit for the consideration of the General Shareholders' Meeting, to be held on or about April 30th of 2005, the proposal to: (i) split the "AA", "A" and "L" shares representative of its capital stock by a ratio of three to one; (ii) pay of a cash dividend from the net profit account for the amount of $0.21 (twenty one peso cents per share), (before the aforementioned split takes place), in four installments, for each of the "AA", "A" and "L" shares representative of the company's capital stock (which shall include the preferential dividend for the "L" shares); and (iii) increase the maximum amount of the resources which may be destined towards the repurchase of company shares during the 2005 fiscal year by five billion pesos.

(Amounts in thousands of Constant Mexican Pesos

21. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia and the United States. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information: A summary of the information by geographical segment, which is the way management analyzes results, is as follows. Honduras and Nicaragua are included in the concept of others, in accordance with generally accepted accounting principles.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2002												
Operating revenues		44,608,840	4,869,537	1,368,194	4,037,995	3,408,694	51,577	4,461,767			(34,371)	62,843,233
Depreciation and amortization	269,635	4,116,676	1,309,461	278,008	961,812	1,996,225	(63,526)	173,635			37,849	9,082,928
Operating (loss) income	223,040	12,928,134	1,166,231	(115,302)	374,380	(948,083)	46,602	(270,342)			249,952	13,634,092
Interest expense, net	4,825,549	9,215,700	413,269	59,510	448,005	732,845	30,616				(13,069,174)	2,625,935
Segment assets	383,319,164	84,239,207	12,387,317	4,618,618	9,867,325	4,289,651	851,732	1,362,657			(375,266,846)	123,637,825
Plant, property and equipment, net	905,082	37,241,094	10,008,822	1,618,204	5,974,328	9,919,089	983,370	442,808			(843,210)	66,263,387
Goodwill, net	2,249,668		464,634	2,153,012	1,703,516		288,975				(270,874)	6,588,971
Trademarks					2,076,600	5,072,670						7,149,270
Licenses, net		1,782,734	628,788	221,013	2,402,638	11,678,463	244					16,814,082
December 31, 2003												
Operating revenues		55,108,885	5,956,454	2,857,697	6,068,141	11,988,765	935,305	6,570,670	834,044		(19,854)	90,481,307
Depreciation and Amortization	1,192,723	4,964,937	1,430,852	476,023	1,401,247	4,543,971	181,373	206,541	168,642		41,812	14,598,121
Operating (loss) income	(1,267,228)	18,633,674	1,794,767	574,098	623,217	(2,344,760)	74,107	210,968	283,412		227,470	18,892,225
Interest expense, net	4,235,273	5,844,003	433,506	73,008	500,609	1,819,557	257,140		536		(11,172,745)	3,971,387
Segment assets	276,724,562	45,930,752	11,334,987	3,635,212	13,425,891	64,497,413	5,090,253	2,523,816	8,373,709		(276,785,168)	157,762,427
Plant, property and equipment, net	1,308,054	29,136,810	8,204,419	2,492,968	7,596,876	18,942,398	1,531,420	378,227	4,963,158			74,834,931
Goodwill, net	3,220,414		407,042	1,945,102	2,978,113		302,812				(608,463)	8,445,020
Trademarks					1,875,214	4,344,029	1,067,494		1,107,054			8,394,081
Licenses, net		1,634,079	671,882	260,590	2,759,682	20,926,139	673,185		344,527		(132,401)	27,142,385
December 31, 2004												
Operating revenues		70,122,028	7,348,099	4,380,425	9,337,975	22,907,748	5,873,473	8,958,969	4,719,846	1,484,598	(194,322)	134,946,797
Depreciation and Amortization	1,148,819	3,081,770	1,444,813	575,681	1,073,698	6,659,319	438,887	309,564	1,087,947	157,140	(33,380)	15,595,302
Operating (loss) income	(1,299,921)	25,537,148	2,365,422	884,736	631,834	(6,579,721)	(403,127)	317,663	1,420,453	163,491	286,060	23,483,657
Interest expense, net	4,687,396	5,764,483	562,171	149,379	460,991	2,539,089	43,972		30,929	33,888	(11,588,234)	4,592,662
Segment assets	387,548,671	81,344,080	14,321,706	7,394,995	21,734,696	88,249,178	7,878,466	3,922,383	18,621,925	4,904,177	(302,339,359)	194,621,838
Plant, property and equipment, net	713,513	27,256,972	9,704,975	3,131,512	14,461,253	24,129,646	2,085,828	285,151	5,819,513	1,723,848		84,533,441
Goodwill, net	2,944,373		394,553	1,558,282	3,184,143					1,452,161		9,523,412
Trademarks					1,618,182	3,878,388	913,514		947,188			7,487,238
Licenses, net		1,630,598	452,965	143,287	3,594,578	23,853,989	623,388		353,612	240,439	(1,618,397)	27,971,131

22. Differences between Mexican and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

(Amounts in thousands of Constant Mexican Pesos

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 12,674,899, P. 20,220,480 and P. 39,006,829, for the years ended December 31, 2002, 2003 and 2004, respectively.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these securities are disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards (SFAS) No.95, "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

(Amounts in thousands of Constant Mexican Pesos

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,		
	2002	2003	2004
Operating activities:			
Net income	P. 6,350,557	P. 15,672,147	P. 16,663,423
Depreciation	7,353,666	10,850,191	13,011,771
Amortization	1,206,630	3,211,850	4,495,886
Amortization of loss of sale and lease back		140,998	483,491
Amortization of prepaid expenses		79,342	258,906
Effect of accounting change	(1,057,061)		
Deferred taxes	127,431	1,418,840	3,321,518
Monetary effect	(3,053,342)	(2,560,390)	(3,146,049)
Equity in results of affiliates, minority interest and others	4,239,273	506,421	446,162
Effect of exchange rate differences on debt	(1,225,661)	1,465,864	3,293,672
Marketable securities	9,854,717	752,348	(1,753,912)
Change in operating assets and liabilities	2,449,271	(676,109)	(384,113)
Resources provided by operating activities	26,245,481	30,861,502	36,690,755
Financing activities:			
New loans	44,022,962	23,680,609	47,888,467
Repayment of loans	(16,234,450)	(20,995,436)	(35,404,928)
Purchase of Company's own shares and cash dividends paid	(2,956,148)	(1,861,216)	(13,999,922)
Resources provided by financing activities	24,832,364	823,957	(1,516,383)
Investing activities:			
Investment in plant property and equipment	(26,609,861)	(22,003,115)	(20,042,119)
Investment in trademarks	(6,941,707)	(1,807,928)	
Investment in licenses	(13,768,789)	(7,421,392)	(500,003)
Initial cash from companies acquired	1,642,955	916,602	322,083
Other investments	866,331	1,295,481	(3,473,220)
Resources used in investing activities	(44,811,071)	(29,020,352)	(23,693,259)
Effect of inflation accounting	818,461	(2,902,648)	(4,732,132)
Net increase (decrease) in cash and cash equivalents	7,085,235	(237,541)	6,748,981
Cash and cash equivalents at beginning of year	2,921,471	10,006,706	9,769,165
Cash and cash equivalents at end of year	P. 10,006,706	9,769,165	P. 16,518,146

(Amounts in thousands of Constant Mexican Pesos

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	2002	2003	2004
Interest expense	P. 2,653,127	P. 2,684,388	P. 2,686,494
Income tax	4,167,139	3,336,566	1,956,304
Employee profit sharing	211,233	191,811	203,085

Cash flows from purchases of trading securities during 2002, 2003 and 2004 were P. 1,597,389, P. 389,827 and P. 6,744,317, respectively. Cash flows from sales of trading securities during 2002, 2003 and 2004 were P. 11,069,326, P. 1,607,925, and P. 5,229,025, respectively.

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for US GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Accrued Vacation Pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, and accordingly, has adjusted the expense for vacation pay during the period then ended. As stated in Note 2, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 7, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 7, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, plant, property and equipment and stockholders' equity increased by P. 7,506,117 in 2003 and P. 8,959,955 in 2004 and depreciation expense increased by P. 438,520 in 2002, P. 460,880 in 2003 and P. 604,669 in 2004.

(Amounts in thousands of Constant Mexican Pesos

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Note 2 under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items are:

- the effect of income tax on the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets is applied as an adjustment to stockholders' equity, and,
- the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense under Mexican GAAP (included under the caption provisions in the income statement) are considered as operating expenses.

Significant components of deferred taxes under U.S. GAAP at December 31, 2003 and 2004 are as follows:

	2003			2004		
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:						
Tax loss carry forwards	P. 19,004,956		P. 19,004,956	P. 20,160,132		P. 20,160,132
Accrued liabilities	1,000,942	P. 422,543	1,423,485	565,877	P. 113,435	679,312
Deferred revenues	1,114,666	249,488	1,364,154	1,265,448	392,475	1,657,923
Other	205,332	15,012	220,344	248,051	23,945	271,996
Valuation allowance	(18,742,603)		(18,742,603)	(20,197,251)		(20,197,251)
Total deferred tax assets	2,583,293	687,043	3,270,336	2,042,257	529,855	2,572,112
Deferred tax liabilities:						
Fixed assets	(5,772,771)	(560,667)	(6,333,438)	(5,278,046)	(503,134)	(5,781,180)
Inventories	(987,035)	(298,328)	(1,285,363)	(1,530,363)	(285,397)	(1,815,760)
Sale and lease back	(935,444)	(283,467)	(1,218,911)	(2,206,290)	(743,915)	(2,950,205)
Licenses	(989,186)	(143,588)	(1,132,774)	(627,120)	(134,174)	(761,294)
Royalties paid in advance				(1,298,864)		(1,298,864)
Others	(121,540)		(121,540)			
Total deferred tax Liabilities	(8,805,976)	(1,286,050)	(10,092,026)	(10,940,683)	(1,666,620)	(12,607,303)
Net deferred tax liabilities	P. (6,222,683)	P. (599,007)	P. (6,821,690)	P. (8,898,426)	P. (1,136,765)	P. (10,035,191)

For Mexican GAAP purposes, net deferred income tax liabilities of P. 3,838,230 and P. 6,193,385 were recognized at December 31, 2003 and 2004.

(Amounts in thousands of Constant Mexican Pesos

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under U.S. GAAP, minority interest is generally not presented as a component of stockholders' equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by P. 5,363,342 and P. 1,659,414 at December 31, 2003 and 2004, respectively. In addition, minority interest as reported in the income statement under Mexican GAAP in the statement of operations of P.146,892, P. (370,109) and P. (353,399) in 2002, 2003 and 2004, respectively have been excluded from the income statement reconciliation.

Unrealized gains and losses

In accordance with Statements of Financial Accounting Standard No.115 "Accounting for Certain Investments in Debt and Equity Securities" unrealized gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of Stockholders' equity. Once the gain is realized it is recognized in the statement of operations.

Goodwill and other intangibles assets:

SFAS No. 142, "Goodwill and Other Intangible Assets" prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually (See note 2m). Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted SFAS 142 in 2002. Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of P. 1,764,245, P. 1,154,697 and P. 1,100,032 in 2002, 2003 and 2004, respectively.

In 2002, 2003 and 2004, the Company performed the required impairment tests of goodwill and indefinite-lived intangible assets, and the tests did not result in an impairment charge.

Negative Goodwill:

In 2000, under U.S. GAAP, the excess value of ATL when contributed to Telecom Américas, was considered negative goodwill and was being amortized over a ten-year period. In 2002 as a result of the application of SFAS No. 141, the Company included in the U.S. GAAP reconciliation, as a cumulative effect of an accounting change the write off of the unamortized balance of such negative goodwill in the amount of P. 1,057,061.

Also in 2002 the remaining percentage of América Móvil's interest in ATL was contributed to Telecom Américas. Under Mexican GAAP, the excess value of ATL in the amount of P. 676,975 was considered a gain and included under the caption other income, net. For US GAAP purposes since this was considered a step acquisition, this excess was accounted for as negative goodwill and netted against the previously acquired positive goodwill of ATL in the U.S. GAAP reconciliation.

(Amounts in thousands of Constant Mexican Pesos

Net Gain (loss) on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P. 239,840 (América Móvil's equity interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by Grupo Telvista on such sale, was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2002, 2003 and 2004, Grupo Telvista amortized P. 59,378, P. 52,596 and P. 80,058, respectively (América Móvil's equity interest); therefore, net adjustments of P. 180,462, P. 52,596 and P. 80,058 in 2002, 2003 and 2004, respectively, are included in the US GAAP reconciliation.

In 2003, as mentioned in Note 9, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., ("USCO"). As a result, a loss of P. 293,496 was recognized under Mexican GAAP. For US GAAP purposes, this transaction was considered a transaction between entities under common control; therefore, the loss is accounted for as a reduction of retained earnings.

Employee Benefit Obligations:

As previously mentioned in note 2, the Company recognizes the cost for seniority premiums on the basis of actuarial computations as required by Mexican Bulletin D-3. This Bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87.

The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

Reporting Comprehensive Income:

Cumulative effects of the surplus from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost, the effect of translation of financial statements foreign entities and unrealized gains on securities included in comprehensive income at December 31, 2004, that increased (decreased) stockholder's equity are P. 740,273, P. 1,154,679, P. (2,140,040) and P. 3,800 respectively.

Accounting for Derivative Instruments and Hedging Activities:

For U.S. GAAP reporting, the Company has adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value recognized immediately in earnings, unless the derivative qualifies as a "hedge" as defined in SFAS 133 for which certain special accounting treatment is permitted.

As of December 31, 2002, 2003 and 2004, there were no differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company.

Asset Retirement Obligations:

As mentioned in Note 2(o) and as shown in Note 12, under the requirements of Mexican Bulletin C-9, the Company recognized a provision at present value of P. 196,633 for cost related to retirement of assets; therefore, no reconciling item is included in the US GAAP reconciliation.

(Amounts in thousands of Constant Mexican Pesos

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

Accounting for Consideration Given by a Vendor to a Customer

EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer" (EITF 01-9) addresses the income statement characterization of consideration given by a vendor to a customer. EITF 01-9 is relevant to the Company particularly in respect to accounting for commissions paid to distributors with respect to the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period. Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P. 4,254,500, P. 4,343,187 and P. 7,632,140 at December 31, 2002, 2003 and 2004, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 "Accounting for revenue arrangements with multiple deliverables" addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. Adoption of EITF 00-21 represented a reduction of net income of P. 243,065 net of taxes in 2004.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments. The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2003 and 2004. As of December 31, 2003 and 2004, the carrying value of total debt is P. 50,827,705 and P. 56,553,594, respectively. The fair value is P. 52,393,530 at December 31, 2003 and P. 54,694,193 at December 31, 2004.

(Amounts in thousands of Constant Mexican Pesos

As of December 31, 2002, 2003 and 2004, the estimated fair value of the cross currency swaps amounts to P. 156,864, P. 247,398 and P. 297,357, respectively. Additionally, at December 31, 2003 and 2004, the Company has interest-rate swaps with and estimated fair value of P. 247,732 and P. (17,799), respectively.

Stock options:

As mentioned in Note 19, in December 2004, the Company allowed all participants under the stock options plans to exercise all outstanding options whether or not vested under the original terms of the plans and cancelled such plans. Under local GAAP, due to the immateriality of the amounts involved, the Company has expensed the difference between the market value of the total authorized shares and the subscription price. Differences between the amount expensed under Mexican GAAP and the stock based compensation expense that would have been included in net income for US GAAP purposes, if the fair value based method had been applied to all awards are immaterial to the accompanying financial statements.

Summary

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	2002	2003	2004
Net income as reported under Mexican GAAP	P. 4,885,078	P. 16,181,886	P. 16,866,717
U.S. GAAP adjustments:			
Capitalized interest or net financing cost	69,580		609,716
Depreciation of capitalized interest	(156,118)	(157,737)	(150,315)
Accrued vacation pay	(37,829)	225,053	
Deferred income tax on U.S. GAAP adjustments	(635,354)	(1,439,809)	(54,244)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(438,520)	(460,880)	(604,669)
Deferred employee profit sharing on U.S. GAAP adjustments	107,193	105,368	(601,341)
Minority interest	146,892	(370,109)	(353,399)
Unrealized losses (gains) on available-for-sale securities	413,457		(3,800)
Non-amortization of goodwill	1,764,245	1,154,697	1,100,032
Application of additional negative goodwill of ATL to goodwill	(676,975)		
Net loss on sale to affiliate		293,496	
Net (gain) loss on sale to affiliate, net	(180,462)	52,596	80,058
Effect of accounting change	1,057,061		
Effect of adoption of EITF 00-21			(419,076)
Effects of inflation accounting on U.S. GAAP Adjustments	32,309	87,586	193,744
Total U.S. GAAP adjustments, net	1,465,479	(509,739)	(203,294)
Net income under U.S. GAAP	P. 6,350,557	P. 15,672,147	P. 16,663,423
Weighted average of common shares outstanding as of December 31, (in million):	13,123	12,912	12,502
Net income per share under U.S. GAAP (in pesos):	P. 0.48	P. 1.21	P. 1.33

(Amounts in thousands of Constant Mexican Pesos

After giving effect to the foregoing adjustments for accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill and the application of additional negative goodwill of ATL to goodwill in 2002, as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 14,003,285, P. 19,497,921 and P. 22,278,518 in 2002, 2003 and 2004, respectively.

	December 31,	
	2003	2004
Total stockholders' equity under Mexican GAAP	P. 72,803,965	P. 77,567,889
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	1,388,440	1,998,156
Accumulated depreciation of capitalized interest or net financing cost	(604,749)	(755,064)
Deferred income tax from US GAAP	(1,616,948)	(1,753,073)
Deferred employee profit sharing from US GAAP	(592,367)	(1,136,765)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets	(774,147)	(951,970)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI	7,506,117	8,959,955
Minority interest	(5,363,342)	(1,659,414)
Non-amortization of goodwill	2,918,942	4,018,974
Application of additional negative goodwill of ATL to Goodwill	(676,974)	(676,974)
Effect of adoption EITF 00-21		(419,076)
Net gain on sale to affiliate	(127,866)	(47,808)
Total U.S. GAAP adjustments, net	2,057,106	7,576,941
Total stockholders' equity under U.S. GAAP	P. 74,861,071	P. 85,144,830

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". This statement clarifies that the definition of cost as applied to inventories is understood to mean acquisition and production costs and that other items such as abnormal freight, handling costs and spoilage require treatment as current period charges rather than inventory cost. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the impact of the adoption of SFAS No. 151 to have a material effect on the results of operations or financial position.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Under U.S. GAAP at December 31, 2003 and 2004
(Thousands of Constant Pesos with purchasing power as of December 31, 2004)

	Capital Stock	Retained earnings: Reserve for purchase of Company's own	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income (loss)	Comprehensive (loss)	Total
Balances at December 31, 2001	P. 33,234,211	P. 3,914,963	P. 437,187	P. 28,511,808	P. 32,863,958	P. (233,397)		P. 65,864,772
Cash purchase of Company's own shares	(7,976)	(2,297,787)			(2,297,787)			(2,305,763)
Dividends paid				(650,385)	(650,385)			(650,385)
Comprehensive income:								
Net income for the year				6,350,557	6,350,557		P. 6,350,557	6,350,557
Other comprehensive income:								
Effect of translation of foreign entities						(15,841,734)	(15,841,734)	(15,841,734)
Unrealized gains on securities						(413,457)	(413,457)	(413,457)
Comprehensive income							(9,904,634)	
Balances at December 31, 2002	33,226,235	1,617,176	437,187	34,211,980	36,266,343	(16,488,588)		53,003,990
Cumulative effect of adoption of a new accounting principle				(117,890)	(117,890)			(117,890)
Excess of the book value over price paid to acquired minority Interest				(187,741)	(187,741)			(187,741)
Increase in reserve for purchase of Company's own shares		5,387,831		(5,387,831)				
Cash purchase of Company's own shares	(1,803)	(1,024,294)			(1,024,294)			(1,026,097)
Dividends paid				(835,119)	(835,119)			(835,119)
Comprehensive income:								
Net income for the year				15,672,147	15,672,147		P. 15,672,147	15,672,147
Other comprehensive income:								
Effect of translation of foreign entities						7,353,835	7,353,835	7,353,835

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity—(Cont.)
Under U.S. GAAP at December 31, 2003 and 2004
(Thousands of Constant Pesos with purchasing power as of December 31, 2004)

		Retained earnings						
	Capital Stock	Reserve for purchase of Company's own	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income (loss)	Comprehensive (loss)	Total
Deferred taxes allocate to equity, net of effect of inflation						1,291,442	1,291,442	1,291,442
Net loss on sale of affiliate to an entity under common control				(293,496)	(293,496)			(293,496)
Comprehensive income							P.24,317,424	
Balances at December 31, 2003	33,224,432	5,980,713	437,187	43,062,050	49,479,950	(7,843,311)		74,861,071
Transaction between entities under common control				18,235	18,235			18,235
Increase in reserve for purchase of Company's own shares		10,341,000		(10,341,000)				
Cash purchase of Company's own shares	(15,179)	(12,412,794)			(12,412,794)			(12,427,973)
Dividends paid				(1,571,949)	(1,571,949)			(1,571,949)
Comprehensive income:								
Net income for the year				16,663,423	16,663,423		P.16,663,423	16,663,423
Other comprehensive income:								
Effect of translation of foreign entities						7,456,289	7,456,289	7,456,289
Unrealized gains on securities						3,800	3,800	3,800
Deferred taxes allocate to equity, net of effect of inflation						141,934	141,934	141,934
Comprehensive income							P.24,265,446	
Balances at December 31, 2004	P. 33,209,253	P. 3,908,919	P.437,187	P. 47,830,759	P. 52,176,865	P. (241,288)		P. 85,144,830

(Amounts in thousands of Constant Mexican Pesos

23.- Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the American market. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Statements

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2003 and 2004 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2004 of the Company and Telcel. These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company's consolidating condensed financial statements for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company's consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
		December 31, 2003			
Current assets:					
Cash and cash equivalents	P. 63,393	P. 1,414,696	P. 8,291,076		P. 9,769,165
Marketable securities			836,126		836,126
Accounts receivable, net	12,083	3,164,675	8,830,350		12,007,108
Related parties	10,159,810	1,121,088	37,636,926	P. (48,236,398)	681,426
Inventories, net		2,983,282	2,517,372		5,500,654
Other current assets		967,354	1,325,395		2,292,749
Plant property and equipment, net		22,803,076	52,051,855		74,854,931
Investments	69,771,072	23,985,180	2,680,871	(93,756,252)	2,680,871
Intangible assets, net		6,872,770	42,266,627		49,139,397
Total assets	P.80,006,358	P.63,312,121	P.156,436,598	P.(141,992,650)	P.157,762,427
Liabilities:					
Short-term debt	P. 536,980	P. 476,066	P. 11,723,670		P. 12,736,716
Current liabilities	194,879	18,101,490	29,347,811	P. (18,532,254)	29,111,927
Long-term debt	11,833,875	2,700,695	24,600,895		39,135,465
Other non-current liabilities		31,433,078	2,245,420	(29,704,144)	3,974,354
Total liabilities	12,565,734	52,711,329	67,917,796	(48,236,398)	84,958,462
Total majority stockholders' equity	67,440,624	10,600,792	83,155,460	(93,756,253)	67,440,623
Minority interest			5,363,342		5,363,342

(Amounts in thousands of Constant Mexican Pesos

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
		December 31, 2003			
Total stockholders' equity under Mexican GAAP	67,440,624	10,600,792	88,518,802	(93,756,253)	72,803,965
Total liabilities and stockholders' equity ..	P. 80,006,358	P.63,312,121	P.156,436,598	P.(141,992,651)	P.157,762,427
		December 31, 2004			
Current assets:					
Cash and cash equivalents ...	P. 328	P. 7,598,985	P. 8,918,833		P. 16,518,146
Marketable securities			2,590,038		2,590,038
Accounts receivable, net		5,480,079	15,327,520		20,807,599
Related parties	35,121,974	2,178,350	24,833,919	P. (61,156,945)	977,298
Inventories, net		5,373,275	5,869,956		11,243,231
Other current assets	2,593	3,062,060	111,499		3,176,152
Plant property and equipment, net		18,157,999	66,755,442		84,913,441
Investments	81,975,038	22,959,514	652,070	(104,934,552)	652,070
Intangible assets, net	105,287	9,329,373	44,308,393		53,743,053
Total assets	P.117,205,220	P.74,139,635	P.169,367,670	P.(166,091,497)	P.194,621,028
Liabilities:					
Short-term debt	P. 450,000	P. 750,183	P. 4,192,305		P. 5,392,488
Current liabilities	2,108,469	19,426,785	60,740,271	P. (32,918,382)	49,177,143
Long-term debt	38,663,158	3,553,366	13,870,829		56,067,353
Other non-current liabilities	75,118	32,922,645	1,656,955	(28,238,563)	6,416,155
Total liabilities	41,296,745	56,452,979	80,460,360	(61,156,945)	117,053,139
Total majority stockholders' equity	75,908,475	17,686,656	87,247,896	(104,934,552)	75,908,475
Minority interest			1,659,414		1,659,414
Total stockholders' equity under Mexican GAAP	75,908,475	17,686,656	88,907,310	(104,934,552)	77,567,889
Total liabilities and stockholders' equity ..	P.117,205,220	P.74,139,635	P.169,367,670	P.(166,091,497)	P.194,621,028

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except when indicated otherwise)

Condensed consolidated statements of operations:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2002				
Total revenues		P. 44,608,839	P. 23,998,105	P. (5,763,711)	P. 62,843,233
Total cost and expenses operating	P. 34,545	36,366,827	18,712,666	(5,924,897)	49,189,141
Operating (loss) income	(34,545)	8,242,012	5,285,439	161,186	13,654,092
Interest income (expense), net	318,437	(5,809,081)	4,338,949		(1,151,694)
Exchange loss, net	(251)	(2,481,233)	875,844		(1,605,640)
Monetary effect, net	26,400	1,849,390	1,145,242		3,021,033
Other financing income (cost), net			(1,339,851)		(1,339,851)
Other (loss) income, net		(1,578,697)	2,023,963	(161,186)	284,080
Tax provision	115,174	447,277	3,028,326		3,590,777
Equity in results of affiliates	4,837,101	4,332,841	(4,386,165)	(9,169,943)	(4,386,165)
Net income	P. 5,031,970	P. 4,107,956	P. 5,061,987	P. (9,169,943)	P. 5,031,970
Minority net (loss) income			P. (146,892)		P. (146,892)
	For the year ended December 31, 2003				
Total revenues		P. 55,188,885	P. 44,534,897	P. (9,322,475)	P. 90,401,307
Total cost and expenses operating	P. 90,753	44,262,517	36,486,190	(9,330,378)	71,509,082
Operating (loss) income	(90,753)	10,926,368	8,048,707	7,902	18,892,225
Interest income (expense), net	248,589	(5,711,971)	6,923,377	(2,925,091)	(1,465,096)
Exchange gain, net	15	4,634,447	3,134,441	2,925,090	1,425,099
Monetary effect, net	52,240	1,543,981	876,581		2,472,804
Other financing cost, net			(199,224)		(199,224)
Other loss, net	(339)	(620,260)	(470,673)	(7,903)	(1,099,176)
Tax provision	95,220	(592,272)	4,205,487		3,708,434
Equity in results of affiliates	15,697,245	5,428,359	(136,307)	(21,125,605)	(136,312)
Net income	P. 15,811,777	P. 7,524,302	P. 13,601,302	P. (21,125,605)	P. 15,811,777
Minority interest net income (loss)			P. 370,109		P. 370,109
	For the year ended December 31, 2004				
Total revenues		P. 70,822,028	P. 73,912,760	P. (9,987,991)	P. 134,746,797
Total cost and expenses operating	P. 128,031	55,355,447	65,799,483	(10,029,821)	111,253,140
Operating (loss) income	(128,031)	15,466,581	8,113,277	41,830	23,493,657
Interest (expense) income, net	(1,708,823)	(4,934,124)	4,364,987		(2,277,960)
Exchange (loss) gain, net	(243,838)	440,701	2,247,468		2,444,331
Monetary effect, net	244,870	1,697,037	1,010,398		2,952,305
Other financing cost, net			(1,210,282)		(1,210,282)
Other (loss) income, net	(22,244)	125,935	27,014	(41,830)	88,875
Tax provision	(321,925)	4,125,509	4,727,862		8,531,446
Equity in results of affiliates	18,049,459	3,884,622	(92,763)	(21,934,081)	(92,763)
Net income	P. 16,513,318	P. 12,555,243	P. 9,732,237	P. (21,934,081)	P. 16,866,717
Minority net income (loss)			P. (353,399)		P. (353,399)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except when indicated otherwise)

Condensed consolidated statements of changes in financial position:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
			December 31, 2002		
Operating activities:					
Net income	P. 4,885,078	P. 4,107,956	P. 5,061,989	P.(9,169,945)	P. 4,885,078
Non-cash items	(4,837,104)	(1,368,835)	10,117,267	9,169,945	13,081,273
Changes in operating assets and liabilities:	(3,044,866)	597,674	4,896,463		2,449,271
Resources (used in) provided by operating activities	(2,996,892)	3,336,795	20,075,719		20,415,622
Financing activities:					
Bank loans, net	5,158,085	(377,381)	20,921,797		25,702,501
Dividends paid	(650,385)				(650,385)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(2,305,763)	69,251		(69,251)	(2,305,763)
Resources (used in) provided by financing activities	2,201,937	(308,130)	20,921,797	(69,251)	22,746,353
Investing activities:					
Investment in telephone plant		(1,315,294)	(25,492,792)		(26,808,086)
Investment in subsidiaries and affiliated companies	796,813	(752,934)	2,396,156	69,251	2,509,286
Marketable securities			9,854,717		9,854,717
Investment in licenses			(21,632,657)		(21,632,657)
Resources provided by (used in) investing activities	796,813	(2,068,228)	(34,874,576)	69,251	(36,076,740)
Net increase (decrease) in cash and cash equivalents	1,858	960,437	6,122,940		7,085,235
Cash and cash equivalents at beginning of the Period	124	468,940	2,452,407		2,921,471
Cash and cash equivalents at end of the period	P. 1,982	P. 1,429,377	P. 8,575,347		P. 10,006,706

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except when indicated otherwise)

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2003				
Operating activities:					
Net income	P. 16,181,886	P. 7,524,302	P. 13,601,302	P.(21,125,605)	P. 16,181,886
Non-cash items	(15,697,245)	(2,119,906)	11,730,717	21,125,605	15,039,171
Changes in operating assets and liabilities:	75,993	(2,958,483)	2,206,384		(676,107)
Resources (used in) provided by operating activities	560,633	2,445,913	27,538,403		30,544,949
Financing activities:					
Bank loans, net	897,216	940,786	(495,354)		1,342,648
Dividends paid	(835,119)	(3,724,011)		3,724,011	(835,119)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(1,026,097)				(1,026,097)
Resources provided by (used in) financing activities	(964,000)	(2,783,225)	(495,354)	3,724,011	(518,568)
Investing activities:					
Investment in telephone plant		2,448,830	(25,968,863)		(23,520,033)
Investment in subsidiaries and Affiliated companies	464,776	(2,126,201)	4,080,356	(3,724,011)	(1,305,080)
Marketable securities			752,348		752,348
Investments in trademarks			3,517,164		3,517,164
Investment in licenses			(9,708,321)		(9,708,321)
Resources provided by (used in) investing activities	464,776	322,629	(27,327,316)	(3,724,011)	(30,263,922)
Net increase decrease in cash and cash equivalents	61,409	(14,683)	(284,267)		(237,541)
Cash and cash equivalents at beginning of the period	1,983	1,429,379	8,575,344		10,006,706
Cash and cash equivalents at end of the period	P. 63,392	P. 1,414,696	P. 8,291,077		P. 9,769,165

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except when indicated otherwise)

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2004				
Operating activities:					
Net income	P. 16,513,318	P. 12,555,243	P. 9,732,237	P.(21,934,081)	P. 16,866,717
Non-cash items	(18,049,459)	3,692,181	13,776,995	21,934,081	21,353,798
Changes in operating assets and liabilities:	(23,604,812)	(10,050,557)	33,271,256		(384,113)
Resources provided by operating activities	(25,140,953)	6,196,867	56,780,488		37,836,402
Financing activities:					
Bank loans, net	27,277,861	1,124,446	(18,814,647)		9,587,660
Dividends paid	(1,571,949)	(4,796,723)		4,796,723	(1,571,949)
Decrease in capital stock and retained earnings due to purchases of Company's own shares	(12,427,973)	(1,475,811)		1,475,811	(12,427,973)
Resources provided by financing activities	13,277,939	(5,148,088)	(18,814,647)	6,272,534	(4,412,262)
Investing activities:					
Investment in telephone plant		225,221	(21,454,083)		(21,228,862)
Investment in subsidiaries and affiliated companies	11,799,951	4,910,288	(9,531,515)	(6,272,534)	906,190
Marketable securities			(4,057,327)		(4,057,327)
Investments in trademarks			(1,753,912)		(1,753,912)
Investment in licenses			(541,248)		(541,248)
Resources used in investing activities	11,799,951	5,135,509	(37,338,085)	(6,272,534)	(26,675,159)
Net increase (decrease) in cash and cash equivalents	(63,063)	6,184,288	627,756		6,748,981
Cash and cash equivalents at beginning of the period	63,393	1,414,696	8,291,076		9,769,165
Cash and cash equivalents at end of the period	P. 330	P. 7,598,984	P. 8,918,832		P. 16,518,146

(Amounts in thousands of Constant Mexican Pesos

Guarantor US GAAP reconciliation of net income and stockholder's equity

As discussed at the beginning of Note 22, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 22, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,		
	2002	2003	2004
Net income as reported under Mexican GAAP	P. 4,107,956	P. 7,524,302	P. 12,555,243
U.S. GAAP adjustments:			
Capitalized interest or net financing cost, net	(86,538)	(157,738)	(141,658)
Accrued vacation pay	(37,829)	225,052	
Deferred income tax and employee profit sharing adjustments	(619,055)	605,203	419,397
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(136,038)	2,147	(9,138)
Effect of adoption of EITF 00-21			(157,154)
Effects of inflation accounting on U.S. GAAP Adjustments	26,695	127,034	170,819
Effects of U.S. GAAP adjustments on subsidiaries, net	105,666	(923,143)	(1,259,441)
Total U.S. GAAP adjustments, net	(747,099)	(121,445)	(977,175)
Net income under U.S. GAAP	P. 3,360,857	P. 7,402,857	P. 11,578,068

	December 31,	
	2003	2004
Total stockholders' equity under Mexican GAAP	P. 10,600,792	P. 17,686,656
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost, net	783,690	642,032
Deferred income tax and employee profit sharing adjustments	(2,073,762)	(1,591,175)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI	203,317	886,788
Effect of adoption of EITF 00-21		(157,154)
Effect of U.S. GAAP adjustments on subsidiaries, net	1,234,428	7,203
Total U.S. GAAP adjustments, net	147,673	(212,306)
Total stockholders' equity under U.S. GAAP	P. 10,748,465	P. 17,474,350